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Exhibit 99.2

Management's Responsibility for the Financial Statements

The preparation and presentation of the accompanying consolidated financial statements, Management's Discussion and Analysis ("MD&A") and all financial information are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Financial statements, by nature, are not precise since they include certain amounts based upon estimates and judgments. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances.

We, as Fairfax's Chief Executive Officer and Chief Financial Officer, have certified Fairfax's annual disclosure documents filed with the Canadian Securities Administrators and the Securities and Exchange Commission (Form 40-F) in accordance with Canadian securities legislation and the United States Sarbanes-Oxley Act of 2002 respectively.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements and MD&A. The Board carries out this responsibility principally through its Audit Committee which is independent from management.

The Audit Committee is appointed by the Board of Directors and reviews the consolidated financial statements and MD&A; considers the report of the external auditors; assesses the adequacy of the internal controls of the company, including management's assessment described below; examines the fees and expenses for audit services; and recommends to the Board the independent auditors for appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss their audit work, Fairfax's internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders and management's assessment of the internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Management has assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2015 using criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The scope of this assessment did not include an evaluation of the internal control over financial reporting of Brit PLC, which was acquired on June 5, 2015 and subsequently renamed Brit Limited. The operations of Brit Limited represented 8.8% of the company's consolidated revenue for the year ended December 31, 2015 and represented 15.3% and 15.9% of the company's consolidated assets and liabilities respectively as at December 31, 2015. Based on this assessment, management concluded that the company's internal control over financial reporting was effective as of December 31, 2015.

The effectiveness of the company's internal control over financial reporting as of December 31, 2015 has been audited by PricewaterhouseCoopers LLP, an independent auditor, as stated in its report which appears herein.

March 11, 2016

V. Prem Watsa Chairman and Chief Executive Officer	David Bonham Vice President and Chief Financial Officer

Independent Auditor's Report

To the Shareholders of Fairfax Financial Holdings Limited

We have completed integrated audits of Fairfax Financial Holdings Limited (the Company) and its subsidiaries' 2015 and 2014 consolidated financial statements and their internal control over financial reporting as at December 31, 2015. Our opinions, based on our audits are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of the Company and its subsidiaries, which comprise the consolidated balance sheets as at December 31, 2015 and December 31, 2014 and the consolidated statements of earnings, comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2015, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company and its subsidiaries as at December 31, 2015 and 2014 and their financial performance and their cash flows for each of the two years in the period ended December 31, 2015 in accordance with IFRS as issued by the IASB.

Report on internal control over financial reporting

We have also audited the Company's internal control over financial reporting as at December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management's responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management's Report on Internal Control over Financial Reporting on page 28.

Auditor's responsibility

Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the company's internal control over financial reporting.

Definition of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management's Report on Internal Control over Financial Reporting, management has excluded Brit PLC, which was subsequently renamed Brit Limited, from its assessment of internal control over financial reporting as at December 31, 2015 because it was acquired by the Company in a purchase business combination during 2015. We have also excluded Brit Limited from our audit of internal control over financial reporting. Brit Limited is a 70.1% owned subsidiary whose total assets, total liabilities and total revenues represent 15.3%, 15.9% and 8.8%, respectively, of the related consolidated financial statement amounts as at and for the year ended December 31, 2015.

Opinion

In our opinion, Fairfax Financial Holdings Limited and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as at December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by COSO.

Chartered Professional Accountants, Licensed Public Accountants
Toronto, Ontario

March 11, 2016

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Consolidated Financial Statements

Consolidated Balance Sheets
as at December 31, 2015 and December 31, 2014

	Notes	December 31, 2015	December 31, 2014
		(US$ millions)
Assets
Holding company cash and investments (including assets pledged for short sale and derivative obligations – $62.8; December 31, 2014 – $109.7)	5, 27	1,276.5	1,244.3
Insurance contract receivables	10	2,546.5	1,931.7
Portfolio investments
Subsidiary cash and short term investments	5, 27	6,641.6	5,534.3
Bonds (cost $11,258.9; December 31, 2014 – $9,900.1)	5	12,286.6	11,445.5
Preferred stocks (cost $220.5; December 31, 2014 – $386.8)	5	116.6	376.4
Common stocks (cost $6,004.2; December 31, 2014 – $4,531.7)	5	5,358.3	4,848.5
Investments in associates (fair value $2,185.9; December 31, 2014 – $2,070.5)	5, 6	1,730.2	1,617.7
Derivatives and other invested assets (cost $628.5; December 31, 2014 – $634.0)	5, 7	500.7	426.8
Assets pledged for short sale and derivative obligations (cost $322.9; December 31, 2014 – $757.8)	5, 7	351.1	860.0
Fairfax India cash and portfolio investments (cost $848.7; December 31, 2014 – nil)	5, 27	847.4	–

		27,832.5	25,109.2

Deferred premium acquisition costs	11	532.7	497.6
Recoverable from reinsurers (including recoverables on paid losses – $286.3; December 31, 2014 – $230.7)	9	3,890.9	3,982.1
Deferred income taxes	18	463.9	460.4
Goodwill and intangible assets	12	3,214.9	1,558.3
Other assets	13	1,771.1	1,347.6

Total assets		41,529.0	36,131.2

See accompanying notes.

Signed on behalf of the Board

Director	Director

	Notes	December 31, 2015	December 31, 2014
		(US$ millions)
Liabilities
Accounts payable and accrued liabilities	14	2,555.9	2,029.1
Income taxes payable	18	85.8	118.3
Short sale and derivative obligations (including at the holding company – $0.6; December 31, 2014 – $31.6)	5, 7	92.9	160.8
Funds withheld payable to reinsurers		322.8	461.5
Insurance contract liabilities	8	23,101.2	20,438.7
Long term debt – holding company and insurance and reinsurance companies	15	3,067.5	3,042.4
Long term debt – non-insurance companies	15	284.0	136.6

Total liabilities		29,510.1	26,387.4

Equity	16
Common shareholders' equity		8,952.5	8,361.0
Preferred stock		1,334.9	1,164.7

Shareholders' equity attributable to shareholders of Fairfax		10,287.4	9,525.7
Non-controlling interests		1,731.5	218.1

Total equity		12,018.9	9,743.8

		41,529.0	36,131.2

See accompanying notes.

Consolidated Statements of Earnings
for the years ended December 31, 2015 and 2014

	Notes	2015	2014
		(US$ millions except per share amounts)
Revenue
Gross premiums written	10, 25	8,655.8	7,459.9

Net premiums written	25	7,520.5	6,301.8

Gross premiums earned		8,581.7	7,358.2
Premiums ceded to reinsurers		(1,210.7)	(1,142.0)

Net premiums earned	25	7,371.0	6,216.2
Interest and dividends	5	512.2	403.8
Share of profit of associates	6	172.9	105.7
Net gains (losses) on investments	5	(259.2)	1,736.2
Other revenue	25	1,783.5	1,556.0

		9,580.4	10,017.9

Expenses
Losses on claims, gross	8	5,098.4	4,427.4
Losses on claims ceded to reinsurers	9	(712.0)	(633.1)

Losses on claims, net	26	4,386.4	3,794.3
Operating expenses	26	1,470.1	1,227.2
Commissions, net	9	1,177.3	959.9
Interest expense	15	219.0	206.3
Other expenses	26	1,703.1	1,492.3

		8,955.9	7,680.0

Earnings before income taxes		624.5	2,337.9
Provision for (recovery of) income taxes	18	(17.5)	673.3

Net earnings		642.0	1,664.6

Attributable to:
Shareholders of Fairfax		567.7	1,633.2
Non-controlling interests		74.3	31.4

		642.0	1,664.6

Net earnings per share	17	$23.67	$74.43
Net earnings per diluted share	17	$23.15	$73.01
Cash dividends paid per share	16	$10.00	$10.00
Shares outstanding (000) (weighted average)	17	22,070	21,186

See accompanying notes.

Consolidated Statements of Comprehensive Income
for the years ended December 31, 2015 and 2014

	Notes	2015	2014
		(US$ millions)

Net earnings		642.0	1,664.6

Other comprehensive loss, net of income taxes	16
Items that may be subsequently reclassified to net earnings
Net unrealized foreign currency translation losses on foreign operations		(557.9)	(200.7)
Gains on hedge of net investment in Canadian subsidiaries	7	218.8	118.7
Share of other comprehensive loss of associates, excluding net gains (losses) on defined benefit plans	6	(25.0)	(52.7)

		(364.1)	(134.7)

Items that will not be subsequently reclassified to net earnings
Share of net gains (losses) on defined benefit plans of associates	6	28.8	(36.7)
Net losses on defined benefit plans	21	(6.1)	(32.9)

		22.7	(69.6)

Other comprehensive loss, net of income taxes		(341.4)	(204.3)

Comprehensive income		300.6	1,460.3

Attributable to:
Shareholders of Fairfax		316.0	1,436.7
Non-controlling interests		(15.4)	23.6

		300.6	1,460.3

See accompanying notes.

Consolidated Statements of Changes in Equity
for the years ended December 31, 2015 and 2014
(US$ millions)

	Subordinate voting shares	Multiple voting shares	Treasury shares (at cost)	Share- based payments and other reserves	Retained earnings	Accumulated other comprehensive income (loss)	Common shareholders' equity	Preferred shares	Equity attributable to shareholders of Fairfax	Non- controlling interests	Total equity
Balance as of January 1, 2015	3,642.8	3.8	(155.8)	78.4	4,909.9	(118.1)	8,361.0	1,164.7	9,525.7	218.1	9,743.8
Net earnings for the year	–	–	–	–	567.7	–	567.7	–	567.7	74.3	642.0
Other comprehensive loss, net of income taxes:
Net unrealized foreign currency translation losses on foreign operations	–	–	–	–	–	(468.3)	(468.3)	–	(468.3)	(89.6)	(557.9)
Gains on hedge of net investment in Canadian subsidiaries	–	–	–	–	–	218.8	218.8	–	218.8	–	218.8
Share of other comprehensive loss of associates, excluding net gains on defined benefit plans	–	–	–	–	–	(25.0)	(25.0)	–	(25.0)	–	(25.0)
Share of net gains on defined benefit plans of associates	–	–	–	–	–	28.0	28.0	–	28.0	0.8	28.8
Net losses on defined benefit plans	–	–	–	–	–	(5.2)	(5.2)	–	(5.2)	(0.9)	(6.1)
Issuance of shares	587.0	–	15.3	(16.1)	–	–	586.2	179.0	765.2	–	765.2
Purchases and amortization	–	–	(95.5)	34.8	–	–	(60.7)	(8.8)	(69.5)	0.2	(69.3)
Excess of book value over consideration of preferred shares purchased for cancellation	–	–	–	–	4.0	–	4.0	–	4.0	–	4.0
Common share dividends	–	–	–	–	(216.1)	–	(216.1)	–	(216.1)	(5.0)	(221.1)
Preferred share dividends	–	–	–	–	(49.3)	–	(49.3)	–	(49.3)	–	(49.3)
Acquisitions of subsidiaries (notes 16 and 23)	–	–	–	–	–	–	–	–	–	1,175.4	1,175.4
Other net changes in capitalization	–	–	–	(8.9)	14.5	5.8	11.4	–	11.4	358.2	369.6

Balance as of December 31, 2015	4,229.8	3.8	(236.0)	88.2	5,230.7	(364.0)	8,952.5	1,334.9	10,287.4	1,731.5	12,018.9

Balance as of January 1, 2014	3,642.8	3.8	(140.0)	50.5	3,551.2	78.4	7,186.7	1,166.4	8,353.1	107.4	8,460.5
Net earnings for the year	–	–	–	–	1,633.2	–	1,633.2	–	1,633.2	31.4	1,664.6
Other comprehensive loss, net of income taxes:
Net unrealized foreign currency translation losses on foreign operations	–	–	–	–	–	(193.3)	(193.3)	–	(193.3)	(7.4)	(200.7)
Gains on hedge of net investment in Canadian subsidiaries	–	–	–	–	–	118.7	118.7	–	118.7	–	118.7
Share of other comprehensive loss of associates, excluding net losses on defined benefit plans	–	–	–	–	–	(52.7)	(52.7)	–	(52.7)	–	(52.7)
Share of net losses on defined benefit plans of associates	–	–	–	–	–	(36.7)	(36.7)	–	(36.7)	–	(36.7)
Net losses on defined benefit plans	–	–	–	–	–	(32.5)	(32.5)	–	(32.5)	(0.4)	(32.9)
Issuance of shares	–	–	8.8	(12.2)	–	–	(3.4)	–	(3.4)	–	(3.4)
Purchases and amortization	–	–	(24.6)	36.8	–	–	12.2	(1.7)	10.5	–	10.5
Excess of book value over consideration of preferred shares purchased for cancellation	–	–	–	–	0.5	–	0.5	–	0.5	–	0.5
Common share dividends	–	–	–	–	(215.7)	–	(215.7)	–	(215.7)	(6.6)	(222.3)
Preferred share dividends	–	–	–	–	(56.9)	–	(56.9)	–	(56.9)	–	(56.9)
Acquisitions of subsidiaries (note 23)	–	–	–	–	–	–	–	–	–	86.7	86.7
Other net changes in capitalization	–	–	–	3.3	(2.4)	–	0.9	–	0.9	7.0	7.9

Balance as of December 31, 2014	3,642.8	3.8	(155.8)	78.4	4,909.9	(118.1)	8,361.0	1,164.7	9,525.7	218.1	9,743.8

See accompanying notes.

Consolidated Statements of Cash Flows
for the years ended December 31, 2015 and 2014

	Notes	2015	2014
		(US$ millions)
Operating activities
Net earnings		642.0	1,664.6
Depreciation, amortization and impairment charges	25	133.3	94.2
Net bond discount amortization		(0.2)	(30.0)
Amortization of share-based payment awards		34.8	36.8
Share of profit of associates	6	(172.9)	(105.7)
Deferred income taxes	18	(210.4)	521.7
Net (gains) losses on investments	5	259.2	(1,736.2)
Loss on repurchase of long term debt	15	–	3.6
Net purchases of securities classified as FVTPL	27	(484.3)	(590.0)
Changes in operating assets and liabilities	27	(56.8)	70.8

Cash provided by (used in) operating activities		144.7	(70.2)

Investing activities
Sales of investments in associates	6, 23	201.3	252.1
Purchases of investments in associates	6, 23	(313.3)	(390.2)
Net purchases of premises and equipment and intangible assets		(201.3)	(67.1)
Purchases of subsidiaries, net of cash acquired	23	(1,455.6)	(189.9)
Sales of subsidiaries, net of cash divested	23	304.4	–
Increase in restricted cash for purchase of subsidiary		(6.5)	–

Cash used in investing activities		(1,471.0)	(395.1)

Financing activities
Long term debt – holding company and insurance and reinsurance companies:	15
Issuances, net of issuance costs		275.7	294.2
Repayments		(212.4)	(86.6)
Long term debt – non-insurance companies:	15
Issuances, net of issuance costs		54.2	–
Repayments		(5.8)	(3.5)
Net borrowings from revolving credit facilities		18.4	17.4
Subordinate voting shares:	16
Issuances, net of issuance costs		575.9	–
Purchases for treasury		(95.5)	(24.6)
Common share dividends		(216.1)	(215.7)
Preferred shares:	16
Issuance, net of issuance costs		179.0	–
Repurchases		(4.8)	(1.2)
Preferred share dividends		(49.3)	(56.9)
Subsidiary common shares:
Issuances to non-controlling interests, net of issuance costs	23	725.8	–
Net sales to non-controlling interests	23	430.0	–
Dividends paid to non-controlling interests		(5.0)	(6.6)

Cash provided by (used in) financing activities		1,670.1	(83.5)

Increase (decrease) in cash and cash equivalents		343.8	(548.8)
Cash and cash equivalents – beginning of year		3,018.7	3,758.2
Foreign currency translation		(236.9)	(190.7)

Cash and cash equivalents – end of year	27	3,125.6	3,018.7

See accompanying notes.

Index to Notes to Consolidated Financial Statements

1.	Business Operations	39
2.	Basis of Presentation	39
3.	Summary of Significant Accounting Policies	39
4.	Critical Accounting Estimates and Judgments	50
5.	Cash and Investments	51
6.	Investments in Associates	57
7.	Short Sales and Derivatives	58
8.	Insurance Contract Liabilities	61
9.	Reinsurance	64
10.	Insurance Contract Receivables	65
11.	Deferred Premium Acquisition Costs	65
12.	Goodwill and Intangible Assets	66
13.	Other Assets	67
14.	Accounts Payable and Accrued Liabilities	68
15.	Long Term Debt and Credit Facilities	69
16.	Total Equity	71
17.	Earnings per Share	75
18.	Income Taxes	75
19.	Statutory Requirements	78
20.	Contingencies and Commitments	78
21.	Pensions and Post Retirement Benefits	79
22.	Operating Leases	80
23.	Acquisitions and Divestitures	80
24.	Financial Risk Management	85
25.	Segmented Information	101
26.	Expenses	106
27.	Supplementary Cash Flow Information	107
28.	Related Party Transactions	108
29.	Subsidiaries	109

Notes to Consolidated Financial Statements
for the years ended December 31, 2015 and 2014
(in US$ and $ millions except per share amounts and as otherwise indicated)

1.    Business Operations

Fairfax Financial Holdings Limited ("the company" or "Fairfax") is a holding company which, through its subsidiaries, is principally engaged in property and casualty insurance and reinsurance and the associated investment management. The holding company is federally incorporated and domiciled in Ontario, Canada.

2.    Basis of Presentation

The company's consolidated financial statements for the year ended December 31, 2015 are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") effective as at December 31, 2015 (except IFRS 9 (2010) Financial Instruments which was adopted early). The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments and fair value through profit and loss ("FVTPL") financial assets and liabilities that have been measured at fair value.

The consolidated balance sheets of the company are presented on a non-classified basis. Assets expected to be realized and liabilities expected to be settled within the company's normal operating cycle of one year would typically be considered as current, including the following balances: cash, short term investments, insurance contract receivables, deferred premium acquisition costs, income taxes payable, and short sale and derivative obligations. The following balances are generally considered as non-current: deferred income taxes and goodwill and intangible assets. All other balances are comprised of current and non-current amounts.

The holding company has significant liquid resources that are generally not restricted by insurance regulators. The operating subsidiaries are primarily insurers and reinsurers that are often subject to a wide variety of insurance and other laws and regulations that vary by jurisdiction and are intended to protect policyholders rather than investors. These laws and regulations may limit the ability of operating subsidiaries to pay dividends or make distributions to parent companies. The company's consolidated balance sheet and consolidated statement of cash flows therefore make a distinction in classification between the holding company and the operating subsidiaries for cash and short term investments to provide additional insight into the company's liquidity, financial leverage and capital structure.

These consolidated financial statements were approved for issue by the company's Board of Directors on March 11, 2016.

3.    Summary of Significant Accounting Policies

The principal accounting policies applied to the presentation of these consolidated financial statements and the methods of computation have been consistently applied to all periods presented unless otherwise stated, and are as set out below.

Consolidation

Subsidiaries – The company's consolidated financial statements include the assets, liabilities, equity, revenue, expenses and cash flows of the holding company and its subsidiaries. A subsidiary is an entity over which the company has control. The company controls an entity when the company has power over the entity, is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Assessment of control is based on the substance of the relationship between the company and the entity and includes consideration of both existing voting rights and, if applicable, potential voting rights that are currently exercisable and convertible. The operating results of subsidiaries acquired are included in the consolidated financial statements from the date control is acquired (typically the acquisition date). The operating results of subsidiaries that have been divested during the year are included up to the date control ceased and any difference between the fair value of the consideration received and the carrying value of the subsidiary are recognized in the consolidated statement of earnings.

The consolidated financial statements are prepared as of December 31, 2015 and 2014 based on individual holding companies' and subsidiary companies' financial statements at the same dates. Accounting policies of subsidiaries have been aligned where necessary to ensure consistency with those of Fairfax. The company's significant subsidiaries are identified in note 29.

Non-controlling interests – A non-controlling interest is initially recognized as the proportionate share of the identifiable net assets of the subsidiary on the date of its acquisition and is subsequently adjusted for the non-controlling interest's share in changes of the acquired subsidiary's earnings and capital. Effects of transactions with non-controlling interests are recorded in equity if there is no change in control.

Business combinations

Business combinations are accounted for using the acquisition method of accounting whereby the consideration transferred is measured at fair value at the date of acquisition. This consideration may include cash paid and the fair value at the date of exchange of assets given, liabilities incurred and equity instruments issued by the company or its subsidiaries. The consideration transferred also includes contingent consideration arrangements recorded at fair value. Directly attributable acquisition-related costs are expensed in the current period and reported within operating expenses. At the date of acquisition, the company recognizes the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquired business. The identifiable assets acquired and liabilities assumed are initially recognized at fair value. If the consideration transferred is less than the fair value of identifiable net assets acquired, the excess is recognized in the consolidated statement of earnings.

A pre-existing equity interest in an acquiree is re-measured to fair value at the date of the business combination with any gain or loss recognized in net gains (losses) on investments in the consolidated statement of earnings.

Goodwill and intangible assets

Goodwill – Goodwill is recorded as the excess of consideration transferred over the fair value of the identifiable net assets acquired in a business combination, less accumulated impairment charges, and is allocated to the cash-generating units expected to benefit from the acquisition for the purpose of impairment testing. On an annual basis or more frequently if there are potential indicators of impairment, the carrying value of a cash-generating unit inclusive of its allocated goodwill is compared to its recoverable amount, with any goodwill impairment measured as the excess of the carrying amount over the recoverable amount. Goodwill is derecognized on disposal of a cash-generating unit to which goodwill was previously allocated.

Intangible assets – Intangible assets are comprised primarily of customer and broker relationships, brand names, Lloyd's participation rights, computer software (including enterprise systems) and other acquired identifiable non-monetary assets without physical form.

Intangible assets are initially recognized at cost (fair value when acquired through a business combination) and subsequently measured at cost less accumulated amortization and impairment, where amortization is calculated using the straight-line method based on the estimated useful life of those intangible assets with a finite life. The carrying value of intangible assets with a finite life are re-evaluated by the company when there are potential indicators of impairment. Indefinite-lived intangible assets are not subject to amortization but are assessed for impairment annually or more frequently if there are potential indicators of impairment.

The estimated useful lives of the company's intangible assets are as follows:

Customer and broker relationships	8 to 20 years
Brand names and Lloyd's participation rights	Indefinite
Computer software	3 to 15 years

Brand names are considered to be indefinite-lived based on their strength, history and expected future use.

Investments in associates

Investments in associates are accounted for using the equity method and are comprised of investments in corporations, limited partnerships and trusts where the company has the ability to exercise significant influence but not control. Under the equity method of accounting, an investment in associate is initially recognized at cost and adjusted thereafter for the post-acquisition change in the company's share of net assets of the associate. The company's share of profit (loss) and other comprehensive income (loss) of associates are reported in the corresponding lines in the consolidated statement of earnings and consolidated statement of comprehensive income, respectively. A pre-existing interest in an associate is re-measured to fair value at the date significant influence is obtained and included in the carrying value of the associate.

The fair value of associates is estimated at each reporting date (or more frequently when conditions warrant) using valuation techniques consistent with those applied to the company's other investments in equity instruments. See 'Determination of fair value' under the heading of 'Investments' for further details. If there is objective evidence of impairment, the associate is written down to its recoverable amount. Gains and losses realized on dispositions of associates and unrealized impairment losses are recognized in net gains (losses) on investments in the consolidated statement of earnings.

Foreign currency translation

Functional and presentation currency – The consolidated financial statements are presented in U.S. dollars which is the holding company's functional currency and the presentation currency of the consolidated group.

Foreign currency transactions – Foreign currency transactions are translated into the functional currencies of the holding company and its subsidiaries using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of earnings. Non-monetary items carried at cost are translated using the exchange rate at the date of the transaction. Non-monetary items carried at fair value are translated at the date the fair value is determined.

Translation of foreign subsidiaries – The functional currencies of some of the company's subsidiaries (principally in Canada, the United Kingdom and Asia) differ from the consolidated group U.S. dollar presentation currency. As a result, the assets and liabilities of these foreign subsidiaries (including goodwill and fair value adjustments arising on their acquisition, where applicable) are translated on consolidation at the rates of exchange prevailing at the balance sheet date. Revenue and expenses are translated at the average rate of exchange for the period. The net unrealized gain or loss resulting from this translation is recognized in accumulated other comprehensive income, and only recycled to the consolidated statement of earnings upon reduction of an investment in a foreign subsidiary.

Net investment hedge – The net unrealized gain or loss relating to the effective portion of the hedge is recognized in accumulated other comprehensive income, and only recycled to the consolidated statement of earnings upon reduction of the investment in the hedged foreign subsidiary. Gains and losses relating to the ineffective portion of the hedge are recorded in net gains (losses) on investments in the consolidated statement of earnings.

Comprehensive income (loss)

Comprehensive income (loss) consists of net earnings (loss) and other comprehensive income (loss) and includes all changes in total equity during a period, except for those resulting from investments by owners and distributions to owners. Unrealized foreign currency translation amounts arising from foreign subsidiaries and associates that do not have U.S. dollar functional currencies and changes in the fair value of the effective portion of cash flow hedging instruments on hedges of net investments in foreign subsidiaries are recognized in other comprehensive income (loss) and included in accumulated other comprehensive income (loss) until recycled to the consolidated statement of earnings in the future. Actuarial gains and losses and changes in asset limitation amounts on defined benefit pension and post retirement plans are recorded in other comprehensive income (loss) and subsequently included in accumulated other comprehensive income (loss) without recycling. Upon settlement of the defined benefit plan or disposal of the related associate or subsidiary those amounts are reclassified directly to retained earnings. Accumulated other comprehensive income (loss) (net of income taxes) is included on the consolidated balance sheet as a component of common shareholders' equity.

Consolidated statement of cash flows

The company's consolidated statements of cash flows are prepared in accordance with the indirect method, classifying cash flows by operating, investing and financing activities.

Cash and cash equivalents – Cash and cash equivalents consist of holding company and subsidiary cash on hand, demand deposits with banks and other short term highly liquid investments with maturities of three months or less when purchased, and exclude cash and short term highly liquid investments that are restricted.

Investments

Investments include cash and cash equivalents, short term investments, equity instruments, debt instruments, securities sold short, derivatives, real estate held for investment and investments in associates. Management determines the appropriate classifications of investments at their acquisition date. The company has not designated any financial assets or liabilities (including derivatives) as accounting hedges except for the hedge of its net investment in Canadian subsidiaries as described in note 7.

Classification – Short term investments, equity instruments, debt instruments, securities sold short and derivatives are classified as fair value through profit or loss ("FVTPL"). Investments classified as FVTPL are carried at fair value on the consolidated balance sheet with realized and unrealized gains and losses recorded in net gains (losses) on investments in the consolidated statement of earnings and as an operating activity in the consolidated statement of cash flows. Dividends and interest earned, net of interest incurred on investments are included in the consolidated statement of earnings in interest and dividends and as an operating activity in the consolidated statement of cash flows.

An investment in a debt instrument is measured at amortized cost if (i) the objective of the company's business model is to hold the instrument in order to collect contractual cash flows and (ii) the contractual terms of the instrument give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The company's business model currently does not permit any of its investments in debt instruments to be measured at amortized cost.

Recognition and measurement – The company recognizes purchases and sales of investments on the trade date, which is the date on which the company commits to purchase or sell the asset. Transactions pending settlement are reflected on the consolidated balance sheet in other assets or in accounts payable and accrued liabilities.

Transaction costs related to investments classified or designated as FVTPL are expensed as incurred.

An investment is derecognized when the rights to receive cash flows from the investment have expired or have been transferred and when the company has transferred substantially the risks and rewards of ownership.

Short term investments – Short term investments are investments with maturity dates between three months and twelve months when purchased.

Securities sold short – Securities sold short ("short sales") represent obligations to deliver securities which were not owned at the time of the sale.

Derivatives – Derivatives may include interest rate, credit default, currency and total return swaps, consumer price index linked ("CPI-linked"), futures, forwards, warrants and option contracts, all of which derive their value mainly from changes in underlying interest rates, foreign exchange rates, credit ratings, commodity values, inflation indexes or equity instruments. A derivative contract may be traded on an exchange or over-the-counter ("OTC"). Exchange-traded derivatives are standardized and include futures and certain warrants and option contracts. OTC derivative contracts are individually negotiated between contracting parties and may include the company's forwards, CPI-linked derivatives and total return swaps.

The company uses derivatives principally to mitigate financial risks arising from its investment holdings and reinsurance recoverables, and monitors the derivatives for effectiveness in achieving their risk management objectives.

The fair value of derivatives in a gain position is presented on the consolidated balance sheet in derivatives and other invested assets in portfolio investments and in cash and investments of the holding company. The fair value of derivatives in a loss position and obligations to purchase securities sold short, if any, are presented on the consolidated balance sheet in short sale and derivative obligations. The initial premium paid for a derivative contract, if any, would be recorded as a derivative asset and subsequently adjusted for changes in the market value of the contract at each balance sheet date. Changes in the market value of a derivative are recorded as net gains (losses) on investments in the consolidated statement of earnings at each balance sheet date, with a corresponding adjustment to the carrying value of the derivative asset or liability.

Cash received from counterparties as collateral for derivative contracts is recognized within subsidiary cash and short term investments and a corresponding liability is recognized within accounts payable and accrued liabilities. Securities received from counterparties as collateral are not recorded as assets.

Cash and securities delivered to counterparties as collateral for derivative contracts continue to be reflected as assets on the consolidated balance sheet within holding company cash and investments or within portfolio investments assets as assets pledged for short sale and derivative obligations.

Equity contracts – The company's long equity total return swaps allow the company to receive the total return on a notional amount of an equity index or individual equity security (including dividends and capital gains or losses) in exchange for the payment of a floating rate of interest on the notional amount. Conversely, short equity total return swaps allow the company to pay the total return on a notional amount of an equity index or individual equity security in exchange for the receipt of a floating rate of interest on the notional amount. The company classifies dividends and interest paid or received related to its long and short equity and equity index total return swaps on a net basis as interest and dividends in the consolidated statement of earnings. The company's equity and equity index total return swaps contain contractual reset provisions requiring counterparties to cash-settle on a monthly or quarterly basis any market value movements arising subsequent to the prior settlement. Any cash amounts paid to settle unfavourable market value changes and, conversely, any cash amounts received in settlement of favourable market value changes, are recorded as net gains (losses) on investments in the consolidated statement of earnings. To the extent that a contractual reset date of a contract does not correspond to the balance sheet date, the company records net gains (losses) on investments in the consolidated statement of earnings to adjust the carrying value of the derivative asset or liability associated with each total return swap contract to reflect its fair value at the balance sheet date. Final cash settlements of total return swaps are recognized as net gains (losses) on investments net of any previously recorded unrealized market value changes since the last quarterly reset date. Total return swaps require no initial net investment, and at inception, their fair value is zero.

CPI-linked derivative contracts – The company's derivative contracts referenced to consumer price indexes ("CPI") in the geographic regions in which it operates serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. These contracts may be structured to provide a payout at maturity if there is cumulative deflation over the life of the contract or if cumulative average inflation is below a specified floor rate over the life of the contract. As the average remaining life of a CPI-linked derivative declines, the fair value of the contract (excluding the impact of changes in the underlying CPI) will generally decline.

Determination of fair value – Fair values for substantially all of the company's financial instruments are measured using market or income approaches. Considerable judgment may be required in interpreting market data used to develop estimates of fair value. Accordingly, actual values realized in future market transactions may differ from the estimates presented in these consolidated financial statements. The use of different market assumptions and/or valuation methodologies may have a material effect on the estimated fair values. The fair values of financial instruments are based on bid prices for financial assets and ask prices for financial liabilities. The company categorizes its fair value measurements using a three level hierarchy in accordance with IFRS as described below:

  Level 1 – Inputs represent unadjusted quoted prices for identical instruments exchanged in active markets. The fair values of securities sold short, the majority of the company's common stocks, equity call options and certain warrants are based on published quotes in active markets.

  Level 2 – Inputs include directly or indirectly observable inputs (other than Level 1 inputs) such as quoted prices for similar financial instruments exchanged in active markets, quoted prices for identical or similar financial instruments exchanged in inactive markets and other market observable inputs. The fair value of the vast majority of the company's investments in bonds are priced based on information provided by independent pricing service providers while much of the remainder, along with most derivative contracts (total return swaps) and certain warrants are based primarily on non-binding third party broker-dealer quotes that are prepared using Level 2 inputs. Where third party broker-dealer quotes are used, typically one quote is obtained from a broker-dealer with particular expertise in the instrument being priced. Preferred stocks are priced using a combination of independent pricing service providers and internal valuation models that rely on directly or indirectly observable inputs.

  The fair values of investments in certain limited partnerships classified as common stocks on the consolidated balance sheet are based on the net asset values received from the general partner, adjusted for liquidity as required and are classified as Level 2 when they may be liquidated or redeemed within three months or less of providing notice to the general partner. Otherwise, such investments in limited partnerships are classified as Level 3.

  Level 3 – Inputs include unobservable inputs used in the measurement of financial instruments. Management is required to use its own assumptions regarding unobservable inputs as there is little, if any, market activity in these instruments or related observable inputs that can be corroborated at the measurement date. CPI-linked derivatives are classified as Level 3 and valued using broker-dealer quotes which management has determined utilize market observable inputs except for the inflation volatility input which is not market observable.

Transfers between fair value hierarchy categories are considered effective from the beginning of the reporting period in which the transfer is identified.

Valuation techniques used by the company's independent pricing service providers and third party broker-dealers include comparisons with similar instruments where observable market prices exist, discounted cash flow analysis, option pricing models, and other valuation techniques commonly used by market participants. The company assesses the reasonableness of pricing received from these third party sources by comparing the fair values received to recent transaction prices for similar assets where available, to industry accepted discounted cash flow models (that incorporate estimates of the amount and timing of future cash flows and market observable inputs such as credit spreads and discount rates) and to option pricing models (that incorporate market observable inputs including the quoted price, volatility and dividend yield of the underlying security and the risk free rate).

The reasonableness of the fair values of CPI-linked derivative contracts are assessed by comparing the fair values received from third party broker-dealers to recent market transactions where available and values determined using third party pricing software based on the Black-Scholes option pricing model for European-style options that incorporates market observable and unobservable inputs such as the current value of the relevant CPI underlying the derivative, the inflation swap rate, nominal swap rate and inflation volatility. The fair values of CPI-linked derivative contracts are sensitive to assumptions such as market expectations of future rates of inflation and related inflation volatilities.

The company employs dedicated personnel responsible for the valuation of its investment portfolio. Detailed valuations are performed for those financial instruments that are priced internally, while external pricing received from independent pricing service providers and third party broker-dealers are evaluated by the company for reasonableness. The company's Chief Financial Officer oversees the valuation function and regularly reviews valuation processes and results, including at each quarterly reporting period. Significant valuation matters, particularly those requiring extensive judgment, are communicated to the company's Audit Committee.

Accounts receivable and accounts payable

Accounts receivable and accounts payable are recognized initially at fair value. Due to their short-term nature, carrying value is considered to approximate fair value.

Insurance contracts

Insurance contracts are those contracts that have significant insurance risk at the inception of the contract. Insurance risk arises when the company agrees to compensate a policyholder if a specified uncertain future event adversely affects the policyholder, with the possibility of paying (including variability in timing of payments) significantly more in a scenario where the insured event occurs than when it does not occur. Contracts not meeting the definition of an insurance contract under IFRS are classified as investment contracts, derivative contracts or service contracts, as appropriate.

Revenue recognition – Premiums written are deferred as unearned premiums and recognized as revenue, net of premiums ceded, on a pro rata basis over the terms of the underlying policies. Net premiums earned are reported gross of premium taxes which are included in operating expenses as the related premiums are earned. Certain reinsurance premiums are estimated at the individual contract level, based on historical patterns and experience from the ceding companies for contracts where reports from ceding companies for the period are not contractually due until after the balance sheet date. The cost of reinsurance purchased by the company (premiums ceded) is included in recoverable from reinsurers and is amortized over the contract period in proportion to the amount of insurance protection provided. Unearned premium represents the portion of the premiums written relating to periods of insurance and reinsurance coverage subsequent to the balance sheet date. Impairment losses on insurance premiums receivable are included in operating expenses in the consolidated statement of earnings.

Deferred premium acquisition costs – Certain costs of acquiring insurance contracts, consisting of brokers' commissions and premium taxes are deferred and charged to earnings as the related premiums are earned. Deferred premium acquisition costs are limited to their estimated realizable value based on the related unearned premium, which considers anticipated losses and loss adjustment expenses and estimated remaining costs of servicing the business based on historical experience. The ultimate recoverability of deferred premium acquisition costs is determined without regard to investment income. Impairment losses on deferred premium acquisition costs are included in operating expenses in the consolidated statement of earnings.

Provision for losses and loss adjustment expenses – The company is required by applicable insurance laws, regulations and Canadian accepted actuarial practice to establish reserves for payment of losses and loss adjustment expenses that arise from the company's general insurance and reinsurance products and its runoff operations. These reserves are based on assumptions that represent the best estimates of possible outcomes aimed at evaluating the expected ultimate cost to settle claims occurring prior to, but still outstanding as of, the balance sheet date. The company establishes its reserves by product line, type and extent of coverage and year of occurrence. Loss reserves fall into two categories: reserves for reported losses (case reserves) and reserves for incurred but not reported ("IBNR") losses. Additionally, reserves are held for loss adjustment expenses, which include the estimated legal and other expenses expected to be incurred to finalize the settlement of the losses. Losses and loss adjustment expenses are charged to losses on claims, gross, in the consolidated statement of earnings.

The company's reserves for reported losses and loss adjustment expenses are based on estimates of future payments to settle reported general insurance and reinsurance claims and claims from its run-off operations. The company bases case reserve estimates on the facts available at the time the reserves are established and for reinsurance, based on reports and individual case reserve estimates received from ceding companies. The company establishes these reserves on an undiscounted basis to recognize the estimated costs of bringing pending claims to final settlement, taking into account inflation, as well as other factors that can influence the amount of reserves required, some of which are subjective and some of which are dependent on future events. In determining the level of reserves, the company considers historical trends and patterns of loss payments, pending levels of unpaid claims and types of coverage. In addition, court decisions, economic conditions and public attitudes may affect the ultimate cost of settlement and, as a result, the company's estimation of reserves. Between the reporting and final settlement of a claim, circumstances may change, which would result in changes to established reserves. Items such as changes in law and interpretations of relevant case law, results of litigation, changes in medical costs, as well as costs of vehicle and building repair materials and labour rates can substantially impact ultimate settlement costs. Accordingly, the company reviews and re-evaluates case reserves on a regular basis. Any resulting adjustments are included in the consolidated statement of earnings in the period the adjustment is made. Amounts ultimately paid for losses and loss adjustment expenses can vary significantly from the level of reserves originally set or currently recorded.

The company also establishes reserves for IBNR claims on an undiscounted basis to recognize the estimated final settlement cost for loss events which have already occurred but which have not yet been reported. Historical information and statistical models, based on product line, type and extent of coverage, as well as reported claim trends, claim severities, exposure growth, and other factors, are relied upon to estimate IBNR reserves. These estimates are revised as additional information becomes available and as claims are actually paid and reported.

Estimation techniques – Provisions for losses and loss adjustment expense and provisions for unearned premiums are determined based upon previous claims experience, knowledge of events, the terms and conditions of the relevant policies and on interpretation of circumstances. Particularly relevant is experience with similar cases and historical claims payment trends. The approach also includes consideration of the development of loss payment trends, the potential longer term significance of large events, the levels of unpaid claims, legislative changes, judicial decisions and economic and political conditions.

Where possible the company applies several commonly accepted actuarial projection methodologies in estimating required provisions to give greater insight into the trends inherent in the data being projected. These include methods based upon the following: the development of previously settled claims, where payments to date are extrapolated for each prior year; estimates based upon a projection of numbers of claims and average cost; notified claims development, where notified claims to date for each year are extrapolated based upon observed development of earlier years; and, expected loss ratios. In addition, the company uses other techniques such as aggregate benchmarking methods for specialist classes of business. In selecting its best estimate, the company considers the appropriateness of the methods to the individual circumstances of the line of business and accident or underwriting year.

Large claims impacting each relevant line of business are generally assessed separately, being measured either at the face value of the loss adjusters' estimates or projected separately in order to allow for the future development of large claims.

Provisions for losses and loss adjustment expenses are calculated gross of any reinsurance recoveries. A separate estimate is made of the amounts that will be recoverable from reinsurers based upon the gross provisions and having due regard to collectability.

The provisions for losses and loss adjustment expenses are subject to review at the subsidiary level by subsidiary actuaries, at the corporate level by the company's Chief Risk Officer and by independent third party actuaries. In addition, for major classes of business where the risks and uncertainties inherent in the provisions are greatest, ad hoc detailed reviews are undertaken by internal and external advisers who are able to draw upon their specialist expertise and a broader knowledge of current industry trends in claims development. The results of these reviews are considered when establishing the appropriate levels of provisions for losses and loss adjustment expenses and unexpired risks.

Reinsurance

Reinsurance does not relieve the originating insurer of its liability and is reflected on the consolidated balance sheet on a gross basis to indicate the extent of credit risk related to reinsurance and the obligations of the insurer to its policyholders. Reinsurance assets include balances due from reinsurance companies for paid and unpaid losses and loss adjustment expenses and ceded unearned premiums. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Reinsurance is recorded gross on the consolidated balance sheet unless a legal right to offset against a liability owing to the same reinsurer exists.

Ceded premiums and losses are recorded in the consolidated statement of earnings in premiums ceded to reinsurers and losses on claims ceded to reinsurers respectively and in recoverable from reinsurers on the consolidated balance sheet. Unearned premiums are reported before reduction for premiums ceded to reinsurers and the reinsurers' portion is classified with recoverable from reinsurers on the consolidated balance sheet along with the estimates of the reinsurers' shares of provision for claims determined on a basis consistent with the related claims liabilities.

Impairment – Reinsurance assets are assessed regularly for any events that may trigger impairment, including legal disputes with third parties, changes in capital, surplus levels and in credit ratings of a counterparty, and historic experience regarding collectability from specific reinsurers. If there is objective evidence that a reinsurance asset is impaired, the carrying amount of the asset is reduced to its recoverable amount by recording a provision for uncollectible reinsurance in the consolidated statement of earnings.

Risk transfer – Reinsurance contracts are assessed to ensure that insurance risk is transferred by the ceding or assuming company to the reinsurer. Those contracts that do not transfer insurance risk are accounted for using the deposit method whereby a deposit asset or liability is recognized based on the consideration paid or received less any explicitly identified premiums or fees to be retained by the ceding company.

Premiums – Premiums payable in respect of reinsurance ceded are recognized on the consolidated balance sheet in the period in which the reinsurance contract is entered into and include estimates for contracts in force which have not yet been finalized. Premiums ceded are recognized in the consolidated statement of earnings over the period of the reinsurance contract.

Income taxes

The provision for income taxes for the period comprises current and deferred income tax. Income taxes are recognized in the consolidated statement of earnings, except to the extent that they relate to items recognized in other comprehensive income or directly in equity. In those cases, the related taxes are also recognized in other comprehensive income or directly in equity, respectively.

Current income tax is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the company's subsidiaries and associates operate and generate taxable income.

Deferred income tax is calculated under the liability method whereby deferred income tax assets and liabilities are recognized for temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases at the current substantively enacted tax rates. With the exception of initial recognition of deferred income tax arising from business combinations, changes in deferred income tax associated with components of other comprehensive income are recognized directly in other comprehensive income while all other changes in deferred income tax are included in the provision for income taxes in the consolidated statement of earnings.

Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Carry forwards of unused losses or unused tax credits are tax effected and recognized as deferred tax assets when it is probable that future taxable profits will be available against which these losses or tax credits can be utilized.

Deferred income tax is not recognized on unremitted subsidiary earnings where the company has determined it is not probable those earnings will be repatriated in the foreseeable future.

Current and deferred income tax assets and liabilities are offset when the income taxes are levied by the same taxation authority and there is a legally enforceable right of offset.

Other assets

Other assets consist of premises and equipment, inventories and receivables of subsidiaries included in the Other reporting segment, accrued interest and dividends, income taxes refundable, receivables for securities sold, pension assets, deferred compensation assets, prepaid expenses and other miscellaneous receivables.

Premises and equipment – Premises and equipment is recorded at historical cost less accumulated amortization and any accumulated impairment losses. The company reviews premises and equipment for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. The cost of premises and equipment is depreciated on a straight-line basis over the asset's estimated useful life and charged to operating expenses in the consolidated statement of earnings.

Other revenue and expenses

Revenue from the sale of hospitality, travel and other non-insurance products and services are recognized when the price is fixed or determinable, collection is reasonably assured and the product or service has been delivered to the customer. The revenue and related cost of inventories sold or services provided are recorded in other revenue and other expenses respectively, in the consolidated statement of earnings.

Long term debt

Borrowings (debt issued) are recognized initially at fair value, net of transaction costs incurred, and subsequently carried at amortized cost. Interest expense on borrowings is recognized in the consolidated statement of earnings using the effective interest rate method.

Equity

Common stock issued by the company is classified as equity when there is no contractual obligation to transfer cash or other financial assets to the holder of the shares. Incremental costs directly attributable to the issue or repurchase for cancellation of equity instruments are recognized in equity, net of tax.

Treasury shares are equity instruments reacquired by the company which have not been cancelled and are deducted from equity on the consolidated balance sheet, regardless of the objective of the transaction. The company acquires its own subordinate voting shares on the open market for its share-based payment awards. No gain or loss is recognized in the consolidated statement of earnings on the purchase, sale, issue or cancellation of treasury shares. Consideration paid or received is recognized directly in equity.

Dividends and other distributions to holders of the company's equity instruments are recognized directly in equity.

Share-based payments

The company has restricted share plans or equivalent for management of the holding company and its subsidiaries with vesting periods of up to ten years from the date of grant. The fair value of restricted share awards on the grant date is amortized to compensation expense over the vesting period, with a corresponding increase in the share-based payments equity reserve. At each balance sheet date, the company reviews its estimates of the number of restricted share awards expected to vest.

Net earnings per share attributable to shareholders of Fairfax

Net earnings (loss) per share – Basic net earnings (loss) per share is calculated by dividing the net earnings (loss) attributable to shareholders of Fairfax, after the deduction of preferred share dividends declared and the excess over stated value of preferred shares purchased for cancellation, by the weighted average number of subordinate and multiple voting shares issued and outstanding during the period, excluding subordinate voting shares purchased by the company and held as treasury shares.

Net earnings (loss) per diluted share – Diluted earnings (loss) per share is calculated by adjusting the weighted average number of subordinate and multiple voting shares outstanding during the period for the dilutive effect of share-based payments.

Pensions and post retirement benefits

The company's subsidiaries have a number of arrangements in Canada, the United States, and the United Kingdom that provide pension and post retirement benefits to retired and current employees. The holding company has no such arrangements or plans. Pension arrangements of the subsidiaries include defined benefit statutory pension plans, as well as supplemental arrangements that provide pension benefits in excess of statutory limits. These plans are a combination of defined benefit plans and defined contribution plans. The assets of these plans are held separately from the company's general assets in separate pension funds and invested principally in high quality fixed income securities and cash and short term investments. Certain of the company's post retirement benefit plans covering medical care and life insurance are internally funded.

Defined contribution plan – A defined contribution plan is a pension plan under which the company pays fixed contributions. Contributions to defined contribution pension plans are charged to operating expenses in the period in which the employment services qualifying for the benefit are provided. The company has no further payment obligations once the contributions have been paid.

Defined benefit plan – A defined benefit plan is a plan that defines an amount of pension or other post retirement benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and salary. Actuarial valuations of benefit liabilities for the majority of pension and post retirement benefit plans are performed each year using the projected benefit method prorated on service, based on management's assumptions.

Defined benefit obligations, net of the fair value of plan assets, and adjusted for pension asset limitations, if any, are accrued on the consolidated balance sheet in accounts payable and accrued liabilities (note 14). Plans in a net asset position, subject to any minimum funding requirements, are recognized in other assets (note 13).

Defined benefit expense recognized in the consolidated statement of earnings includes the net interest on the net defined benefit liability (asset) calculated using a discount rate based on market yields on high quality bonds, past service costs arising from plan amendments or curtailments and gains or losses on plan settlements.

Remeasurements, consisting of actuarial gains and losses, the actual return on plan assets (excluding the net interest component) and any change in asset limitation amounts, are recognized in other comprehensive income and subsequently included in accumulated other comprehensive income. These remeasurements will not be recycled to the consolidated statement of earnings in the future, but are reclassified to retained earnings upon settlement of the plan or disposal of the related subsidiary.

Operating leases

The company and its subsidiaries are lessees under various operating leases relating to premises, automobiles and equipment. Payments made under operating leases (net of any incentives received from the lessor) are recorded in operating expenses on a straight-line basis over the period of the lease.

New accounting pronouncements adopted in 2015

The company adopted the following new and revised standards, along with any consequential amendments, effective January 1, 2015. These changes were retrospectively adopted in accordance with the applicable transitional provisions of each new or revised standard, and did not have a significant impact on the consolidated financial statements.

Amendment to IAS 19 Employee Benefits ("IAS 19")

The IASB amended IAS 19 to permit employee contributions that are independent of the number of years of service to be recognized as a reduction of service cost in the period in which the service is rendered, instead of allocating the contributions to periods of service. Retrospective adoption of the amendment on January 1, 2015 did not have a significant impact on the consolidated financial statements.

IFRS Annual Improvements

The IASB periodically issues improvements to clarify the requirements of IFRS and eliminate inconsistencies within and between standards. Adoption of the 2010-2012 and 2011-2013 improvements on January 1, 2015 in accordance with their respective transition provisions did not have a significant impact on the consolidated financial statements.

New accounting pronouncements issued but not yet effective

The following new standards have been issued by the IASB and were not yet effective for the fiscal year beginning January 1, 2015. The company is currently evaluating their impact on its consolidated financial statements.

IFRS Annual Improvements 2012-2014

In September 2014 the IASB issued a limited number of amendments to clarify the requirements of four IFRS standards. The amendments are effective for annual periods beginning on or after January 1, 2016, with retrospective application.

IFRS 9 Financial Instruments ("IFRS 9")

In July 2014 the IASB published the complete version of IFRS 9 which supersedes the 2010 version of IFRS 9 currently applied by the company. This complete version is effective for annual periods beginning on or after January 1, 2018, with retrospective application, and includes: requirements for the classification and measurement of financial assets and liabilities; an expected credit loss model that replaces the existing incurred loss impairment model; and new hedge accounting guidance. The company is also evaluating the implementation options for insurers proposed in the December 2015 Exposure Draft Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts (Proposed amendments to IFRS 4).

IFRS 15 Revenue from Contracts with Customers ("IFRS 15")

In May 2014 the IASB published IFRS 15 which introduces a single model for recognizing revenue from contracts with customers. IFRS 15 excludes insurance contracts from its scope and is primarily applicable to the company's non-insurance entities. The standard is effective for annual periods beginning on or after January 1, 2018, with retrospective application.

IFRS 16 Leases ("IFRS 16")

In January 2016 the IASB published IFRS 16 which largely eliminates the distinction between finance and operating leases for lessees. With limited exceptions, lessees will be required to recognize a right-of-use asset and a liability for its obligation to make lease payments. The standard is effective for annual periods beginning on or after January 1, 2019, with modified retrospective application.

Clarification of Acceptable Methods of Depreciation and Amortization (Amendments to IAS 16 and IAS 38)

In May 2014 the IASB issued amendments to IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets to clarify that revenue-based amortization methods cannot be used to amortize property, plant and equipment, and may be used to amortize intangible assets only in limited circumstances. The amendments are effective for annual periods beginning on or after January 1, 2016, with prospective application.

Disclosure Initiative (Amendments to IAS 1)

In December 2014 the IASB issued certain narrow-focus amendments to IAS 1 Presentation of Financial Statements to clarify existing presentation and disclosure requirements. The amendments are effective for annual periods beginning on or after January 1, 2016, with retrospective application.

4.    Critical Accounting Estimates and Judgments

In the preparation of the company's consolidated financial statements, management has made a number of estimates and judgments, the more critical of which are discussed below, with the exception of the determination of fair value for financial instruments (notes 3 and 5), carrying value of associates (notes 3 and 6), and contingencies (note 20). Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Provision for losses and loss adjustment expenses

Provisions for losses and loss adjustment expenses are valued based on Canadian accepted actuarial practices, which are designed to ensure the company establishes an appropriate reserve on the consolidated balance sheet to cover insured losses with respect to reported and unreported claims incurred as of the end of each accounting period and related claims expenses. The assumptions underlying the valuation of provisions for losses and loss adjustment expenses are reviewed and updated by the company on an ongoing basis to reflect recent and emerging trends in experience and changes in risk profile of the business. The estimation techniques employed by the company in determining provisions for losses and loss adjustment expenses and the inherent uncertainties associated with insurance contracts are described in the "Underwriting Risk" section of note 24 while the historic development of the company's insurance liabilities are presented in note 8.

Recoverability of deferred income tax assets

In determining the recoverability of deferred income tax assets, the company primarily considers current and expected profitability of applicable operating companies and their ability to utilize any recorded tax assets. The company reviews its deferred income tax assets quarterly, taking into consideration the availability of sufficient current and projected taxable profits, reversals of taxable temporary differences and tax planning strategies.

Business combinations

Accounting for business combinations requires judgments and estimates to be made in order to determine the fair values of the consideration transferred, assets acquired and the liabilities assumed. The company uses all available information, including external valuations and appraisals where appropriate, to determine these fair values. Changes in estimates of fair value due to additional information related to facts and circumstances that existed at the acquisition date would impact the amount of goodwill (or gain on bargain purchase) recognized. If necessary, the company has up to one year from the acquisition date to finalize the determinations of fair value for business combinations.

Assessment of goodwill for potential impairment

Goodwill is assessed annually for impairment or more frequently if there are potential indicators of impairment. Management estimates the recoverable amount of each of the company's cash-generating units using one or more generally accepted valuation techniques, which requires the making of a number of assumptions, including assumptions about future revenue, net earnings, corporate overhead costs, capital expenditures, cost of capital, and the growth rate of the various operations. The recoverable amount of each cash-generating unit to which goodwill has been assigned is compared to its carrying value (inclusive of assigned goodwill). If the recoverable amount of a cash-generating unit is determined to be less than its carrying value, the excess is recognized as a goodwill impairment loss. Given the variability of future-oriented financial information, goodwill impairment tests are subjected to sensitivity analysis.

5.    Cash and Investments

Holding company cash and investments, portfolio investments and short sale and derivative obligations are classified as FVTPL, except for investments in associates and other invested assets which are classified as other, and are shown in the table below:

	December 31, 2015	December 31, 2014
Holding company:
Cash and cash equivalents (note 27)	222.4	317.7
Short term investments	241.7	121.6
Short term investments pledged for short sale and derivative obligations	49.9	92.0
Bonds	511.7	323.8
Bonds pledged for short sale and derivative obligations	12.9	17.7
Preferred stocks	0.3	144.2
Common stocks(1)	159.6	89.8
Derivatives (note 7)	78.0	137.5

	1,276.5	1,244.3
Short sale and derivative obligations (note 7)	(0.6)	(31.6)

	1,275.9	1,212.7

Portfolio investments:
Cash and cash equivalents (note 27)	3,227.7	3,034.5
Short term investments	3,413.9	2,499.8
Bonds	12,286.6	11,445.5
Preferred stocks	116.6	376.4
Common stocks(1)	5,358.3	4,848.5
Investments in associates (note 6)	1,730.2	1,617.7
Derivatives (note 7)	484.4	412.6
Other invested assets	16.3	14.2

	26,634.0	24,249.2

Assets pledged for short sale and derivative obligations:
Cash and cash equivalents (note 27)	7.7	–
Short term investments	129.1	227.7
Bonds	214.3	632.3

	351.1	860.0

Fairfax India cash and portfolio investments:
Cash and cash equivalents (note 27)	22.0	–
Short term investments	61.5	–
Bonds	512.8	–
Common stocks(1)	48.4	–
Investments in associates (note 6)	202.7	–

	847.4	–

	27,832.5	25,109.2
Short sale and derivative obligations (note 7)	(92.3)	(129.2)

	27,740.2	24,980.0

(1)
Common stocks include investments in limited partnerships and other funds with carrying values of $1,183.0 and $1,094.0 respectively at December 31, 2015 (December 31, 2014 – $1,004.4 and nil). Other funds comprise a significant proportion of Brit's investment portfolio and are invested principally in fixed income securities.

Restricted cash and cash equivalents at December 31, 2015 of $354.2 (December 31, 2014 – $333.5) was comprised primarily of amounts required to be maintained on deposit with various regulatory authorities to support the subsidiaries' insurance and reinsurance operations. Restricted cash and cash equivalents are included on the consolidated balance sheet in holding company cash and investments, or in portfolio investments in subsidiary cash and short term investments, assets pledged for short sale and derivative obligations and Fairfax India portfolio investments.

The company's subsidiaries have pledged cash and investments, inclusive of trust funds and regulatory deposits, as security for their own obligations to pay claims or make premium payments (these pledges are either direct or to support letters of credit). In order to write insurance business in certain jurisdictions (primarily U.S. states) the company's subsidiaries must deposit funds with local insurance regulatory authorities to provide security for future claims payments as ultimate protection for the policyholder. Additionally, some of the company's subsidiaries provide reinsurance to primary insurers, for which funds must be posted as security for losses that have been incurred but not yet paid. These pledges are in the normal course of business and are generally released when the payment obligation is fulfilled.

The table that follows summarizes pledged assets by the nature of the pledge requirement (excluding assets pledged in favour of Lloyd's (note 20) and assets pledged for short sale and derivative obligations). Pledged assets primarily consist of bonds within portfolio investments on the consolidated balance sheet.

	December 31, 2015	December 31, 2014
Regulatory deposits	4,786.8	2,717.0
Security for reinsurance and other	699.5	903.8

	5,486.3	3,620.8

Fixed Income Maturity Profile

Bonds are summarized by the earliest contractual maturity date in the table below. Actual maturities may differ from maturities shown below due to the existence of call and put features. At December 31, 2015 bonds containing call and put features represented approximately $6,339.1 and $179.4 respectively (December 31, 2014 – $6,880.2 and $56.4) of the total fair value of bonds.

	December 31, 2015		December 31, 2014
	Amortized cost	Fair value	Amortized cost	Fair value
Due in 1 year or less	1,173.9	1,313.1	653.9	664.2
Due after 1 year through 5 years	4,649.9	5,160.3	4,714.1	5,708.3
Due after 5 years through 10 years	952.8	931.5	341.6	355.0
Due after 10 years	5,635.7	6,133.4	5,067.4	5,691.8

	12,412.3	13,538.3	10,777.0	12,419.3

Effective interest rate		5.1%		5.0%

The calculation of the effective interest rate of 5.1% (December 31, 2014 – 5.0%) is on a pre-tax basis and does not give effect to the favourable tax treatment which the company expects to receive with respect to its tax advantaged U.S. state and municipal bond investments of approximately $4.9 billion (December 31, 2014 – $5.2 billion).

Fair Value Disclosures

The company's use of quoted market prices (Level 1), valuation models using observable market information as inputs (Level 2) and valuation models without observable market information as inputs (Level 3) in the valuation of securities and derivative contracts by type of issuer was as follows:

	December 31, 2015				December 31, 2014
	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash and cash equivalents	3,479.8	3,479.8	–	–	3,352.2	3,352.2	–	–

Short term investments:
Canadian government	66.7	66.7	–	–	–	–	–	–
Canadian provincials	114.0	114.0	–	–	334.0	334.0	–	–
U.S. treasury	3,433.9	3,433.9	–	–	2,170.7	2,170.7	–	–
Other government	199.0	168.9	30.1	–	361.1	312.8	48.3	–
Corporate and other	82.5	–	82.5	–	75.3	–	75.3	–

	3,896.1	3,783.5	112.6	–	2,941.1	2,817.5	123.6	–

Bonds:
Canadian government	297.1	–	297.1	–	16.0	–	16.0	–
Canadian provincials	198.8	–	198.8	–	217.1	–	217.1	–
U.S. treasury	2,699.7	–	2,699.7	–	2,094.2	–	2,094.2	–
U.S. states and municipalities	6,646.2	–	6,646.2	–	6,998.2	–	6,998.2	–
Other government	1,625.2	–	1,625.2	–	1,559.0	–	1,559.0	–
Corporate and other	2,071.3	–	1,374.9	696.4	1,534.8	–	701.8	833.0

	13,538.3	–	12,841.9	696.4	12,419.3	–	11,586.3	833.0

Preferred stocks:
Canadian	16.3	–	8.9	7.4	173.9	–	16.7	157.2
U.S.	78.8	–	78.5	0.3	322.4	–	321.6	0.8
Other	21.8	–	21.8	–	24.3	–	24.3	–

	116.9	–	109.2	7.7	520.6	–	362.6	158.0

Common stocks:
Canadian	704.3	601.6	87.0	15.7	918.2	786.7	109.7	21.8
U.S.	1,059.7	531.5	33.9	494.3	907.3	478.0	29.4	399.9
Other funds(1)	1,094.0	–	1,094.0	–	–	–	–	–
Other	2,708.3	1,484.2	464.2	759.9	3,112.8	1,922.1	563.3	627.4

	5,566.3	2,617.3	1,679.1	1,269.9	4,938.3	3,186.8	702.4	1,049.1

Derivatives and other invested assets	578.7	–	293.3	285.4	564.3	–	285.0	279.3

Short sale and derivative obligations	(92.9)	–	(92.9)	–	(160.8)	–	(160.8)	–

Holding company cash and investments and portfolio investments measured at fair value	27,083.2	9,880.6	14,943.2	2,259.4	24,575.0	9,356.5	12,899.1	2,319.4

	100.0%	36.5%	55.2%	8.3%	100.0%	38.1%	52.5%	9.4%

Investments in associates (note 6)(2)	2,406.6	1,034.9	37.0	1,334.7	2,070.5	1,046.4	35.5	988.6

(1)
Other funds comprise a significant proportion of Brit's investment portfolio. These funds are invested principally in fixed income securities and are measured at net asset value, which represents the fair value of the underlying securities.

(2)
The carrying value of investments in associates is determined using the equity method of accounting and fair value is presented separately in the table above.

Transfers between fair value hierarchy levels are considered effective from the beginning of the reporting period in which the transfer is identified. During 2015 and 2014 there were no significant transfers of financial instruments between Level 1 and Level 2 and there were no significant transfers of financial instruments in or out of Level 3 as a result of changes in the observability of valuation inputs.

Included in Level 3 are investments in CPI-linked derivatives, certain private placement debt securities and equity warrants, and common and preferred shares of private companies. CPI-linked derivatives are classified within holding company cash and investments, or in derivatives and other invested assets in portfolio investments on the consolidated balance sheet and are valued based on broker-dealer quotes which management has determined utilize market observable inputs except for the inflation volatility input which is not market observable. Private placement debt securities are classified within holding company cash and investments and bonds on the consolidated balance sheet and are valued using industry accepted discounted cash flow models that incorporate the credit spreads of the issuers, an input which is not market observable. Limited partnerships, private equity funds and private company common shares are classified within holding company cash and investments and common stocks on the consolidated balance sheet. These investments are primarily valued based on net asset value statements provided by the respective third party fund managers and general partners. The fair values in those statements are determined using quoted prices of the underlying assets, and to a lesser extent, observable inputs where available and unobservable inputs, in conjunction with industry accepted valuation models, where required. In some instances, private equity funds and limited partnerships are classified as Level 3 because they may require at least three months' notice to liquidate. Reasonably possible changes in the value of unobservable inputs for any of these individual investments would not significantly change the fair value of investments classified as Level 3 in the fair value hierarchy.

A summary of changes in Level 3 financial assets measured at fair value on a recurring basis for the years ended December 31 follows:

	2015
	Private placement debt securities	Private company preferred shares	Limited partnerships and other	Private equity funds	Private company common shares	Derivatives and other invested assets	Total
Balance – January 1	833.0	158.0	775.3	117.6	156.2	279.3	2,319.4
Net realized and unrealized gains (losses) included in the consolidated statement of earnings	(75.9)	13.5	44.4	8.6	(10.6)	209.4	189.4
Purchases	123.7	2.4	224.7	85.6	5.1	22.2	463.7
Sales	(162.4)	(156.0)	(69.4)	(25.2)	(10.4)	(221.9)	(645.3)
Acquisition of Brit	23.5	–	–	–	–	3.8	27.3
Unrealized foreign currency translation losses on foreign operations included in other comprehensive income	(45.5)	(10.2)	(14.1)	(15.6)	(2.3)	(7.4)	(95.1)

Balance – December 31	696.4	7.7	960.9	171.0	138.0	285.4	2,259.4

	2014
	Private placement debt securities	Private company preferred shares	Limited partnerships and other	Private equity funds	Private company common shares	Derivatives and other invested assets	Total
Balance – January 1	437.6	183.0	692.7	112.2	171.7	169.6	1,766.8
Net realized and unrealized gains (losses) included in the consolidated statement of earnings	175.1	(21.5)	36.6	22.2	(19.3)	8.6	201.7
Purchases	249.2	4.1	112.9	26.2	5.6	121.1	519.1
Sales	(5.5)	–	(57.5)	(36.3)	–	(14.7)	(114.0)
Transfer into category due to change in accounting treatment	–	6.0	–	–	–	–	6.0
Unrealized foreign currency translation losses on foreign operations included in other comprehensive income	(23.4)	(13.6)	(9.4)	(6.7)	(1.8)	(5.3)	(60.2)

Balance – December 31	833.0	158.0	775.3	117.6	156.2	279.3	2,319.4

Investment Income

An analysis of investment income for the years ended December 31 follows:

Interest and dividends and share of profit of associates

	2015	2014
Interest income:
Cash and short term investments	28.5	27.8
Bonds	584.7	474.1
Derivatives and other	(156.1)	(151.6)

	457.1	350.3

Dividends:
Preferred stocks	15.1	38.1
Common stocks	65.0	42.1

	80.1	80.2

Investment expenses	(25.0)	(26.7)

Interest and dividends	512.2	403.8

Share of profit of associates (note 6)	172.9	105.7

Net gains (losses) on investments

	2015				2014
	Net realized gains (losses)		Net change in unreal- ized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)		Net change in unreal- ized gains (losses)	Net gains (losses) on investments
Bonds	27.4		(615.3)	(587.9)	139.7		1,300.9	1,440.6
Preferred stocks	130.6	(1)	(141.8) (1)	(11.2)	(161.8)	(1)	20.0	(141.8)
Common stocks	255.7		(948.7)	(693.0)	483.5		(216.6)	266.9

	413.7		(1,705.8)	(1,292.1)	461.4		1,104.3	1,565.7

Derivatives:
Common stock and equity index short positions	303.3	(2)	205.7	509.0	(377.9)	(2)	183.4	(194.5)
Common stock and equity index long positions	(43.0)	(2)	7.0	(36.0)	70.3	(2)	(23.8)	46.5
Equity index put options	–		(7.2)	(7.2)	–		–	–
Equity warrants and call options	208.5	(3)	(20.8) (3)	187.7	66.6		19.2	85.8
CPI-linked derivatives	–		35.7	35.7	–		17.7	17.7
Other	6.1		(8.7)	(2.6)	12.5		(2.3)	10.2

	474.9		211.7	686.6	(228.5)		194.2	(34.3)

Foreign currency net gains (losses) on:
Investing activities	(99.6)		72.0	(27.6)	(55.8)		(98.7)	(154.5)
Underwriting activities	82.1		–	82.1	53.5		–	53.5
Foreign currency contracts	210.4		(152.4)	58.0	61.3		143.1	204.4

	192.9		(80.4)	112.5	59.0		44.4	103.4

Gain on disposition of subsidiary and associates	235.5	(4)	–	235.5	54.0	(4)	41.2 (5)	95.2

Other	(0.3)		(1.4)	(1.7)	6.1		0.1	6.2

Net gains (losses) on investments	1,316.7		(1,575.9)	(259.2)	352.0		1,384.2	1,736.2

(1)
During 2015 a preferred stock investment of the company was, pursuant to its terms, automatically converted into common shares of the issuer, resulting in a net realized gain on investment of $124.4 (the difference between the share price of the underlying common stock at the date of conversion and the exercise price of the preferred stock). Prior period unrealized gains on the preferred stock investment of $104.8 were reclassified to net realized gains. During 2014 a preferred stock investment of the company was, pursuant to its terms, automatically converted into common shares of the issuer, resulting in a net realized loss on investment of $161.5.

(2)
Amounts recorded in net realized gains (losses) include net gains (losses) on total return swaps where the counterparties are required to cash-settle on a quarterly or monthly basis the market value movement since the previous reset date notwithstanding that the total return swap positions remain open subsequent to the cash settlement.

(3)
On April 10, 2015 the company exchanged its holdings of Cara warrants, class A and class B preferred shares and subordinated debentures for common shares of Cara, resulting in a net realized gain on the Cara warrants of $209.1 (inclusive of prior period unrealized gains of $20.6 that were reclassified to net realized gains).

(4)
The gain on disposition of subsidiary of $235.5 in 2015 principally reflected the $236.4 gain on disposition of the company's investment in Ridley. The gain on disposition of associates of $54.0 in 2014, principally reflected the dispositions of the company's investments in MEGA Brands and two KWF LPs.

(5)
During the third quarter of 2014 Thomas Cook India increased its ownership interest in Sterling Resorts to 55.1% and ceased applying the equity method of accounting, resulting in a non-cash gain of $41.2 in the consolidated statement of earnings.

6.    Investments in Associates

The following summarizes the company's investments in associates:

	December 31, 2015			Year ended December 31, 2015	December 31, 2014			Year ended December 31, 2014
	Ownership percentage	Fair value	Carrying value	Share of profit (loss)	Ownership percentage	Fair value	Carrying value	Share of profit (loss)
Insurance and reinsurance associates:
ICICI Lombard General Insurance Company Limited ("ICICI Lombard")(1)	25.6%	666.3	109.8	10.7	25.6%	268.5	107.5	33.0
Gulf Insurance Company ("Gulf Insurance")	41.4%	247.0	198.3	6.5	41.4%	235.9	208.3	14.1
Thai Re Public Company Limited ("Thai Re")	32.1%	103.7	98.9	14.9	30.0%	120.6	76.4	(13.7)
Bank for Investment and Development of Vietnam Insurance Joint Stock Corporation ("BIC Insurance")(2)	35.0%	33.8	48.1	–	–	–	–	–
Singapore Reinsurance Corporation Limited ("Singapore Re")	27.8%	38.5	34.6	1.0	27.3%	39.3	38.4	4.8
Ambridge Partners LLC ("Ambridge Partners")(3)	50.0%	28.6	28.6	–	–	–	–	–
Falcon Insurance PLC ("Falcon Thailand")	40.5%	8.1	8.1	(0.1)	40.5%	9.0	9.0	1.6

		1,126.0	526.4	33.0		673.3	439.6	39.8

Non-insurance associates:
Real estate
KWF Real Estate Ventures Limited Partnerships ("KWF LPs")(4)	–	191.5	191.5	77.5	–	274.9	274.9	13.5
Grivalia Properties REIC ("Grivalia Properties")	40.6%	329.3	301.7	16.2	40.6%	376.3	334.1	18.9

		520.8	493.2	93.7		651.2	609.0	32.4

Other
Resolute Forest Products Inc. ("Resolute")(5)	32.3%	218.0	416.2	30.3	30.5%	507.7	353.7	15.7
IIFL Holdings Limited ("IIFL Holdings")(6)	30.7%	310.3	290.8	–	–	–	–	–
Arbor Memorial Services Inc. ("Arbor Memorial")	43.4%	73.8	47.3	7.0	41.8%	78.4	54.8	9.7
Partnerships, trusts and other	–	157.7	159.0	8.9	–	159.9	160.6	8.1

		759.8	913.3	46.2		746.0	569.1	33.5

Investments in associates		2,406.6	1,932.9	172.9		2,070.5	1,617.7	105.7

As presented on the consolidated balance sheet:
Investments in associates			1,730.2				1,617.7
Fairfax India cash and portfolio investments(6)			202.7				–

			1,932.9				1,617.7

(1)
On October 30, 2015 the company announced that it had agreed to acquire an additional 9.0% of the issued and outstanding shares of ICICI Lombard from ICICI Bank for 15.5 billion Indian rupees (approximately $230). Closing of the transaction is subject to customary government and regulatory approvals and is expected to occur by the end of the first quarter of 2016. Upon closing, Fairfax will own 34.6% of ICICI Lombard.

(2)
On September 18, 2015 the company, through a wholly-owned subsidiary, acquired a 35% ownership interest in BIC Insurance for purchase consideration of $48.1 (1.1 trillion Vietnamese dong). BIC Insurance is a leading property and casualty insurer in Vietnam, producing approximately $70 of annual gross premiums written in 2015 through an exclusive arrangement with its majority shareholder, Bank for Investment and Development of Vietnam ("BIDV"), to sell its products through BIDV's distribution network.

(3)
On December 9, 2015 Brit completed the acquisition of a 50% ownership interest in Ambridge Partners for $28.6. Ambridge Partners, with offices in London and New York, is a leading managing general underwriter of transactional insurance products for a broad consortium of Lloyd's syndicates and international insurers.

(4)
The KWF LPs are partnerships formed between the company and Kennedy-Wilson, Inc. and its affiliates ("Kennedy-Wilson") to invest in U.S. and international real estate properties. The company participates as a limited partner in the KWF LPs, with limited partnership interests ranging from 50% to 90%. Kennedy-Wilson holds the remaining limited partnership interests in each of the KWF LPs and is also the General Partner.

  On June 1, 2015 an investee of a KWF LP completed the sale of 50 multi-family buildings located throughout Japan. The company received a final net cash distribution of $124.9 on liquidation of the partnership and recognized its share of profit of associates of $78.0 (including amounts previously recorded in accumulated other comprehensive income).

(5)
At December 31, 2015 the carrying value of the company's investment in Resolute exceeded its fair value as determined by the market price of Resolute shares. The company performed a value-in-use analysis based on multi-year free cash flow projections with an assumed after-tax discount rate of 9.2% and a long term growth rate of 0%. Free cash flow projections are based on EBITDA projections from external reports that incorporate modest EBITDA growth in fiscal 2016 and 2017. The after-tax discount rate is representative of the cost of capital for Resolute's industry peers as the company believes that over the long term Resolute's risk profile and cost of capital will be comparable to its peers. A long term growth rate of 0% is conservative relative to reports on the pulp and forestry industry's outlook and Resolute's recent entrance into the tissue market through its acquisition of Atlas Paper Holdings in November of 2015. Other assumptions included in the value-in-use analysis were annual capital expenditures reverting to lower historic levels, working capital requirements being comparable to industry peers and Resolute not having to pay any significant cash taxes in the next 5 years due to the utilization of tax losses. As the recoverable amount (higher of fair value and value-in-use) exceeded carrying value, the investment in Resolute was not considered to be impaired.

(6)
On December 1, 2015 Fairfax India acquired a 21.9% interest in IIFL Holdings Limited, formerly India Infoline Limited, at a price of 195 Indian rupees per share, for total consideration of approximately $202 (13.4 billion Indian rupees). When aggregated with common shares already owned by Fairfax, the company's total interest in IIFL Holdings increased to 30.7%. Accordingly, on December 1, 2015 the company commenced recording its investment in IIFL Holdings under the equity method of accounting. IIFL Holdings is a diversified financial services holding company in India.

During 2015 the company received distributions (inclusive of the distribution from the KWF LP described above) and dividends of $202.5 (2014 – $260.7) from its non-insurance associates. The distributions received in 2014 are inclusive of the proceeds on the sales of MEGA Brands Inc. and certain KWF LPs.

The company's strategic investment in 15.0% of Alltrust Insurance Company of China Ltd. ("Alltrust Insurance") had a carrying value of $93.2 at December 31, 2015 (December 31, 2014 – $97.5) and is classified as FVTPL within common stocks on the consolidated balance sheet.

7.    Short Sales and Derivatives

The following table summarizes the company's derivative financial instruments:

	December 31, 2015				December 31, 2014
			Fair value				Fair value
		Notional amount				Notional amount
	Cost		Assets	Liabilities	Cost		Assets	Liabilities
Equity derivatives:
Equity index total return swaps – short positions–		4,403.1	134.0	–	–	4,891.8	29.8	97.2
Equity total return swaps – short positions	–	1,491.7	69.6	9.3	–	1,965.1	97.7	36.5
Equity index put options	20.3	382.5	13.1	–	–	–	–	–
Equity total return swaps – long positions	–	149.4	0.9	9.5	–	177.9	–	15.9
Equity call options	0.4	4.2	0.4	–	–	–	–	–
Warrants	–	1.2	0.4	–	15.6	143.5	35.2	–
CPI-linked derivative contracts	655.8	109,449.1	272.6	–	655.4	111,797.9	238.4	–
Foreign exchange forward contracts	–	–	66.9	74.1	–	–	121.3	5.3
Other derivative contracts	–	–	4.5	–	–	–	27.7	5.9

Total			562.4	92.9			550.1	160.8

The company is exposed to significant market risk (comprised of foreign currency risk, interest rate risk and other price risk) through its investing activities. Derivative contracts entered into by the company, with limited exceptions, are considered economic hedges and are not designated as hedges for financial reporting.

Equity contracts

The company has economically hedged its equity and equity-related holdings (comprised of common stocks, convertible preferred stocks, convertible bonds, non-insurance investments in associates and equity-related derivatives) against a potential significant decline in equity markets by way of short positions effected through equity and equity index total return swaps (including short positions in certain equity indexes and individual equities) and equity index put options as set out in the table below. The company's equity hedges are structured to provide a return which is inverse to changes in the fair values of the equity indexes and certain individual equities.

During 2015 the company closed out a portion of its short individual equities and other equity index total return swaps with an original notional amount of $434.1. During 2015 the company received net cash of $303.3 (2014 – paid net cash of $377.9) in connection with the reset provisions of its short equity and equity index total return swaps (excluding the impact of collateral requirements). Subsequent to December 31, 2015 the company added approximately $952.6 notional amount to its short positions in equity and equity index total return swaps, increasing its equity hedge ratio to approximately 100% based on the fair value of its equity and equity-related holdings at December 31, 2015. Refer to note 24 for a tabular analysis followed by a discussion of the company's hedges of equity price risk and the related basis risk.

	December 31, 2015				December 31, 2014
Underlying short equity and equity index total return swaps	Units	Original notional amount(1)	Weighted average index value or strike price	Index value at period end	Units	Original notional amount(1)	Weighted average index value	Index value at period end
Russell 2000 – TRS	37,424,319	2,477.2	661.92	1,135.89	37,424,319	2,477.2	661.92	1,204.70
S&P/TSX 60 – TRS	13,044,000	206.1	641.12	764.54	13,044,000	206.1	641.12	854.85
Other equity indices – TRS	–	40.0	–	–	–	140.0	–	–
Individual equities -TRS	–	1,379.3	–	–	–	1,701.9	–	–
S&P 500 – put options(2)	225,643	382.5	1,695.15	2,043.94	–	–	–	–
(1)
The aggregate notional amounts on the dates that the short positions or put options were first initiated.

(2)
As the S&P 500 put options are currently out-of-the-money, the company does not consider the notional amount in its calculation of the equity hedge ratio.

As at December 31, 2015 the company had entered into long equity total return swaps on individual equities for investment purposes with an original notional amount of $243.9 (December 31, 2014 – $243.5). During 2015 the company paid net cash of $43.0 (2014 – received net cash of $70.3) in connection with the reset provisions of its long equity total return swaps (excluding the impact of collateral requirements).

During 2015 the company paid a premium of $20.3 to purchase American style put options on the S&P 500 index with a notional amount of $382.5, a weighted average strike price of 1,695.15 and an expiry date of December 30, 2016.

At December 31, 2015 the fair value of the collateral deposited for the benefit of derivative counterparties included in holding company cash and investments, or in assets pledged for short sale and derivative obligations, was $413.9 (December 31, 2014 – $969.7), comprised of collateral of $380.4 (December 31, 2014 – $788.6) required to be deposited to enter into such derivative contracts (principally related to total return swaps) and $33.5 (December 31, 2014 – $181.1) securing amounts owed to counterparties in respect of fair value changes since the most recent reset date.

CPI-linked derivative contracts

The company has purchased derivative contracts referenced to consumer price indexes ("CPI") in the geographic regions in which it operates to serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. At December 31, 2015 these contracts have a remaining weighted average life of 6.6 years (December 31, 2014 – 7.4 years) and a notional amount and fair value as shown in the table below. In the event of a sale, expiration or early settlement of any of these contracts, the company would receive the fair value of that contract on the date of the transaction. The company's maximum potential loss on any contract is limited to the original cost of that contract. The following table summarizes the notional amounts and weighted average strike prices of CPI indexes underlying the company's CPI-linked derivative contracts:

		December 31, 2015				December 31, 2014
		Notional Amount				Notional Amount
Underlying CPI index	Floor rate(1)	Original currency	U.S. dollars	Weighted average strike price	Index value at period end	Original currency	U.S. dollars	Weighted average strike price	Index value at period end
United States	0.0%	46,225.0	46,225.0	231.32	236.53	46,225.0	46,225.0	231.32	234.81
United States	0.5%	12,600.0	12,600.0	238.30	236.53	12,600.0	12,600.0	238.30	234.81
European Union	0.0%	38,975.0	42,338.4	111.84	117.21	36,775.0	44,499.7	111.24	117.01
United Kingdom	0.0%	3,300.0	4,863.9	243.82	260.60	3,300.0	5,145.6	243.82	257.50
France	0.0%	3,150.0	3,421.8	125.07	126.03	2,750.0	3,327.6	124.85	125.81

			109,449.1				111,797.9

(1)
Contracts with a floor rate of 0.0% have a constant strike price and provide a payout at maturity if there is cumulative deflation over the life of the contract. Contracts with a floor rate of 0.5% provide a payout at maturity based on a weighted average strike price of 250.49 if cumulative inflation averages less than 0.5% per year over the life of the contract.

During 2015 the company purchased $2,907.3 (2014 – $35,954.2) notional amount of CPI-linked derivative contracts at a cost of $14.6 (2014 – $120.6) and paid additional premiums of $4.8 (2014 – nil) to increase the strike prices of certain CPI-linked derivative contracts (primarily the European CPI-linked derivatives). The company's CPI-linked derivative contracts produced net unrealized gains of $35.7 in 2015 (2014 – $17.7).

Foreign exchange forward contracts

Long and short foreign exchange forward contracts primarily denominated in the euro, the British pound sterling and the Canadian dollar are used to manage certain foreign currency exposures arising from foreign currency denominated transactions. These contracts have an average term to maturity of less than one year and may be renewed at market rates.

Counterparty collateral

The company endeavours to limit counterparty risk through diligent selection of counterparties to its derivative contracts and through the terms of negotiated agreements. The fair value of the collateral deposited for the benefit of the company at December 31, 2015 consisted of cash of $28.7 and government securities of $264.6 (December 31, 2014 – $27.8 and $164.5). The company had not exercised its right to sell or repledge collateral at December 31, 2015. The company's exposure to counterparty risk and the management thereof are discussed in note 24.

Hedge of net investment in Canadian subsidiaries

The company has designated the carrying value of Cdn$1,525.0 principal amount of its Canadian dollar denominated unsecured senior notes with a fair value of $1,240.9 (December 31, 2014 – principal amount of Cdn$1,525.0 with a fair value of $1,488.7) as a hedge of its net investment in its Canadian subsidiaries for financial reporting. In 2015 the company recognized pre-tax gains of $218.8 (2014 – $118.7) related to foreign currency movements on the unsecured senior notes in gains on hedge of net investment in Canadian subsidiaries in the consolidated statement of comprehensive income.

8.    Insurance Contract Liabilities

	December 31, 2015			December 31, 2014
	Gross	Ceded	Net	Gross	Ceded	Net
Provision for unearned premiums	3,284.8	398.7	2,886.1	2,689.6	395.7	2,293.9
Provision for losses and loss adjustment expenses	19,816.4	3,205.9	16,610.5	17,749.1	3,355.7	14,393.4

Total insurance contract liabilities	23,101.2	3,604.6	19,496.6	20,438.7	3,751.4	16,687.3

Current	8,552.5	2,380.7	6,171.8	6,985.2	1,894.0	5,091.2
Non-current	14,548.7	1,223.9	13,324.8	13,453.5	1,857.4	11,596.1

	23,101.2	3,604.6	19,496.6	20,438.7	3,751.4	16,687.3

At December 31, 2015 the company's net loss reserves of $16,610.5 (December 31, 2014 – $14,393.4) were comprised of case reserves of $7,790.9 and IBNR of $8,819.6 (December 31, 2014 – $7,285.0 and $7,108.4).

Provision for unearned premiums

Changes in the provision for unearned premiums for the years ended December 31 were as follows:

	2015	2014
Provision for unearned premiums – January 1	2,689.6	2,680.9
Gross premiums written	8,655.8	7,459.9
Less: gross premiums earned	(8,581.7)	(7,358.2)
Acquisitions of subsidiaries	691.9	2.6
Foreign exchange effect and other	(170.8)	(95.6)

Provision for unearned premiums – December 31	3,284.8	2,689.6

Provision for losses and loss adjustment expenses

Changes in the provision for losses and loss adjustment expenses for the years ended December 31 were as follows:

	2015	2014
Provision for losses and loss adjustment expenses – January 1	17,749.1	19,212.8
Decrease in estimated losses and expenses for claims occurring in the prior years	(506.2)	(473.9)
Losses and expenses for claims occurring in the current year	5,606.5	4,901.3
Paid on claims occurring during:
the current year	(1,342.4)	(1,201.4)
the prior years	(4,172.3)	(4,081.0)
Acquisitions of subsidiaries	3,299.0	0.4
Foreign exchange effect and other	(817.3)	(609.1)

Provision for losses and loss adjustment expenses – December 31	19,816.4	17,749.1

Development of insurance losses, gross

The development of insurance liabilities provides a measure of the company's ability to estimate the ultimate value of claims. The loss development table which follows shows the provision for losses and loss adjustment expenses at the end of each calendar year, the cumulative payments made in respect of those reserves in subsequent years and the re-estimated amount of each calendar year's provision for losses and loss adjustment expenses as at December 31, 2015.

	Calendar year
	2007	2008	2009	2010	2011	2012	2013	2014	2015
Provision for losses and loss adjustment expenses	14,843.2	14,467.2	14,504.8	16,049.3	17,232.2	19,648.8	19,212.8	17,749.1	19,816.4
Less: CTR Life(1)	21.5	34.9	27.6	25.3	24.2	20.6	17.9	15.2	14.2

	14,821.7	14,432.3	14,477.2	16,024.0	17,208.0	19,628.2	19,194.9	17,733.9	19,802.2
Cumulative payments as of:
One year later	3,167.8	3,136.0	3,126.6	3,355.9	3,627.6	4,323.5	4,081.1	3,801.6
Two years later	5,130.8	5,336.4	5,307.6	5,441.4	6,076.7	7,153.1	6,787.6
Three years later	6,784.9	7,070.7	6,846.3	7,063.1	7,920.3	9,148.0
Four years later	8,124.6	8,318.7	7,932.7	8,333.3	9,333.4
Five years later	9,079.0	9,189.1	8,936.9	9,327.0
Six years later	9,730.6	10,039.4	9,721.1
Seven years later	10,458.1	10,705.5
Eight years later	11,025.6
Reserves re-estimated as of:
One year later	14,420.4	14,746.0	14,616.0	15,893.8	17,316.4	19,021.2	18,375.6	16,696.4
Two years later	14,493.8	14,844.4	14,726.6	15,959.7	17,013.6	18,529.4	17,475.0
Three years later	14,579.9	14,912.4	14,921.6	15,705.6	16,721.0	17,820.5
Four years later	14,679.5	15,127.5	14,828.9	15,430.4	16,233.9
Five years later	14,908.6	15,091.0	14,663.1	15,036.2
Six years later	14,947.2	15,011.7	14,433.0
Seven years later	14,964.2	14,873.6
Eight years later	14,887.8
Favourable (unfavourable) development	(66.1)	(441.3)	44.2	987.8	974.1	1,807.7	1,719.9	1,037.5
Comprised of – favourable (unfavourable):
Effect of foreign currency translation	267.4	(269.8)	149.5	360.1	386.0	674.1	618.5	545.8
Loss reserve development	(333.5)	(171.5)	(105.3)	627.7	588.1	1,133.6	1,101.4	491.7

	(66.1)	(441.3)	44.2	987.8	974.1	1,807.7	1,719.9	1,037.5

(1)
Guaranteed minimum death benefit retrocessional business written by Compagnie Transcontinentale de Réassurance ("CTR Life"), a wholly owned subsidiary of the company that was transferred to Wentworth and placed into runoff in 2002.

The effect of foreign currency translation in the table above primarily arose on translation to U.S. dollars of the loss reserves of subsidiaries with functional currencies other than the U.S. dollar. The company's exposure to foreign currency risk and the management thereof are discussed in note 24.

Loss reserve development in the table above excludes the loss reserve development of a subsidiary in the year it is acquired whereas the consolidated statement of earnings includes the loss reserve development of a subsidiary from its acquisition date.

Favourable loss reserve development in calendar year 2015 of $491.7 in the table above was principally comprised of favourable loss emergence on the more recent accident years, partially offset by adverse development primarily relating to asbestos and other latent reserves.

Development of losses and loss adjustment expenses for asbestos

A number of the company's subsidiaries wrote general insurance policies and reinsurance prior to their acquisition by the company under which policyholders continue to present asbestos-related injury claims. The vast majority of these claims are presented under policies written many years ago and reside primarily within the runoff group.

There is a great deal of uncertainty surrounding these types of claims, which impacts the ability of insurers and reinsurers to estimate the ultimate amount of unpaid claims and related settlement expenses. The majority of these claims differ from most other types of claims because there is inconsistent precedent, if any at all, to determine what, if any, coverage exists or which, if any, policy years and insurers/reinsurers may be liable. These uncertainties are exacerbated by judicial and legislative interpretations of coverage that in some cases have eroded the clear and express intent of the parties to the insurance contracts, and in others have expanded theories of liability.

The following is an analysis of the changes which have occurred in the company's provision for losses and loss adjustment expenses related to asbestos exposure on a gross and net basis for the years ended December 31:

	2015		2014
	Gross	Net	Gross	Net
Provision for asbestos claims and loss adjustment expenses – January 1	1,224.3	896.7	1,353.1	981.8
Losses and loss adjustment expenses incurred	159.2	87.2	49.3	36.4
Losses and loss adjustment expenses paid	(200.5)	(130.6)	(178.1)	(121.5)
Provisions for asbestos claims assumed during the year at December 31(1)	198.0	190.5	–	–

Provision for asbestos claims and loss adjustment expenses – December 31	1,381.0	1,043.8	1,224.3	896.7

(1)
U.S. Runoff's reinsurance of third party asbestos runoff portfolios.

Fair Value

The fair value of insurance and reinsurance contracts is estimated as follows:

	December 31, 2015		December 31, 2014
	Fair value	Carrying value	Fair value	Carrying value
Insurance contracts	22,997.8	23,101.2	20,383.6	20,438.7
Ceded reinsurance contracts	3,481.5	3,604.6	3,641.4	3,751.4

The fair value of insurance contracts is comprised of the fair value of unpaid claim liabilities and the fair value of the unearned premiums. The fair value of ceded reinsurance contracts is comprised of the fair value of reinsurers' share of unpaid claim liabilities and the unearned premium. Both reflect the time value of money through discounting, whereas the carrying values (including the reinsurers' share thereof) do not. The calculation of the fair value of the unearned premium includes acquisition expenses to reflect the deferral of these expenses at the inception of the insurance contract. The estimated value of insurance and ceded reinsurance contracts is determined by projecting the expected future cash flows of the contracts, selecting the appropriate interest rates, and applying the resulting discount factors to expected future cash flows. The difference between the sum of the undiscounted expected future cash flows and discounted future cash flows represent the time value of money. A margin for risk and uncertainty is added to the discounted cash flows to reflect the volatility of the lines of business written, quantity of reinsurance purchased, credit quality of reinsurers and a risk margin for future changes in interest rates.

The table that follows shows the potential impact of interest rate fluctuations on the fair value of insurance and reinsurance contracts:

	December 31, 2015		December 31, 2014
Change in Interest Rates	Fair value of insurance contracts	Fair value of reinsurance contracts	Fair value of insurance contracts	Fair value of reinsurance contracts
100 basis point rise	22,364.4	3,408.5	19,808.9	3,552.6
100 basis point decline	23,681.4	3,559.7	21,004.5	3,737.0

9.    Reinsurance

Reinsurers' share of insurance contract liabilities was comprised as follows:

	December 31, 2015			December 31, 2014
	Gross recoverable from reinsurers	Provision for uncollectible reinsurance(1)	Recoverable from reinsurers	Gross recoverable from reinsurers	Provision for uncollectible reinsurance(1)	Recoverable from reinsurers
Provision for losses and loss adjustment expenses	3,259.8	(53.9)	3,205.9	3,410.0	(54.3)	3,355.7
Reinsurers' share of paid losses	419.4	(133.1)	286.3	380.7	(150.0)	230.7
Provision for unearned premiums	398.7	–	398.7	395.7	–	395.7

	4,077.9	(187.0)	3,890.9	4,186.4	(204.3)	3,982.1

Current			2,606.0			2,070.6
Non-current			1,284.9			1,911.5

			3,890.9			3,982.1

(1)
The company's management of credit risk associated with its reinsurance recoverables is discussed in note 24.

Changes in reinsurers' share of paid losses, unpaid losses, unearned premiums and the provision for uncollectible balances for the years ended December 31 were as follows:

	2015
	Paid losses	Unpaid losses	Unearned premiums	Provision for uncollectible reinsurance	Recoverable from reinsurers
Balance – January 1, 2015	380.7	3,410.0	395.7	(204.3)	3,982.1
Reinsurers' share of losses paid to insureds	1,338.2	(1,338.2)	–	–	–
Reinsurance recoveries received	(1,326.6)	–	–	–	(1,326.6)
Reinsurers' share of losses or premiums earned	–	711.9	(1,210.7)	–	(498.8)
Premiums ceded to reinsurers	–	–	1,135.3	–	1,135.3
Change in provision, recovery or write-off of impaired balances	(20.3)	–	–	14.5	(5.8)
Acquisitions of subsidiaries	59.3	660.2	127.6	–	847.1
Foreign exchange effect and other	(11.9)	(184.1)	(49.2)	2.8	(242.4)

Balance – December 31, 2015	419.4	3,259.8	398.7	(187.0)	3,890.9

	2014
	Paid losses	Unpaid losses	Unearned premiums	Provision for uncollectible reinsurance	Recoverable from reinsurers
Balance – January 1, 2014	518.6	4,276.8	408.1	(228.8)	4,974.7
Reinsurers' share of losses paid to insureds	1,380.2	(1,380.2)	–	–	–
Reinsurance recoveries received	(1,507.6)	–	–	–	(1,507.6)
Reinsurers' share of losses or premiums earned	–	626.9	(1,142.0)	–	(515.1)
Premiums ceded to reinsurers	–	–	1,158.1	–	1,158.1
Change in provision, recovery or write-off of impaired balances	(3.0)	(0.3)	–	22.9	19.6
Foreign exchange effect and other	(7.5)	(113.2)	(28.5)	1.6	(147.6)

Balance – December 31, 2014	380.7	3,410.0	395.7	(204.3)	3,982.1

Commission income earned on premiums ceded to reinsurers in 2015 of $266.7 (2014 – $261.0) is included in commissions, net in the consolidated statement of earnings.

On October 15, 2015 Crum & Forster commuted a significant aggregate stop loss reinsurance treaty which reduced each of recoverable from reinsurers and funds withheld payable to reinsurers by $334.0, with no impact on net earnings or cash flows.

On August 18, 2014 Runoff commuted a $312.7 reinsurance recoverable from Brit Group for proceeds of $310.2, comprised of cash and investments.

10.  Insurance Contract Receivables

Insurance contract receivables were comprised as follows:

	December 31, 2015	December 31, 2014
Insurance premiums receivable	1,677.1	1,262.7
Reinsurance premiums receivable	659.5	427.0
Funds withheld receivable	191.9	223.3
Other	49.2	50.6
Provision for uncollectible balances	(31.2)	(31.9)

	2,546.5	1,931.7

The following changes have occurred in the insurance premiums receivable and reinsurance premiums receivable balances for the years ended December 31:

	Insurance premiums receivable		Reinsurance premiums receivable
	2015	2014	2015	2014
Balance – January 1	1,262.7	1,192.1	427.0	527.4
Gross premiums written	6,185.3	5,322.9	2,470.5	2,137.0
Premiums collected	(5,421.0)	(4,825.5)	(2,065.9)	(1,704.4)
Impairments	(3.9)	(1.0)	0.3	(2.8)
Amounts due to brokers and agents	(639.0)	(387.2)	(510.4)	(516.7)
Acquisitions of subsidiaries	380.8	0.2	362.3	–
Foreign exchange effect and other	(87.8)	(38.8)	(24.3)	(13.5)

Balance – December 31	1,677.1	1,262.7	659.5	427.0

11.  Deferred Premium Acquisition Costs

Changes in deferred premium acquisition costs for the years ended December 31 were as follows:

	2015	2014
Balance – January 1	497.6	462.4
Acquisition costs deferred	1,591.3	1,360.0
Amortization of deferred costs	(1,532.2)	(1,312.6)
Foreign exchange effect and other	(24.0)	(12.2)

Balance – December 31	532.7	497.6

12.  Goodwill and Intangible Assets

Goodwill and intangible assets were comprised as follows:

	Goodwill	Intangibles				Total
		Lloyd's participation rights(1)	Customer and broker relationships	Brand names(1)	Computer software and other
Balance – January 1, 2015	1,048.7	4.3	273.7	64.0	167.6	1,558.3
Additions	465.6	416.2	158.6	740.0	145.0	1,925.4
Disposals	(15.0)	–	–	(2.9)	(9.0)	(26.9)
Amortization and impairment	–	–	(28.3)	–	(44.7)	(73.0)
Foreign exchange effect and other	(71.1)	–	(18.4)	(77.8)	(1.6)	(168.9)

Balance – December 31, 2015	1,428.2	420.5	385.6	723.3	257.3	3,214.9

Gross carrying amount	1,428.2	420.5	496.3	723.3	447.2	3,515.5
Accumulated amortization	–	–	(110.7)	–	(175.6)	(286.3)
Accumulated impairment	–	–	–	–	(14.3)	(14.3)

	1,428.2	420.5	385.6	723.3	257.3	3,214.9

	Goodwill	Intangibles				Total
		Lloyd's participation rights(1)	Customer and broker relationships	Brand names(1)	Computer software and other
Balance – January 1, 2014	851.3	4.3	243.0	62.3	150.9	1,311.8
Additions	220.9	–	55.3	3.0	49.2	328.4
Disposals	–	–	–	–	(1.0)	(1.0)
Amortization and impairment	–	–	(19.3)	–	(29.8)	(49.1)
Foreign exchange effect and other	(23.5)	–	(5.3)	(1.3)	(1.7)	(31.8)

Balance – December 31, 2014	1,048.7	4.3	273.7	64.0	167.6	1,558.3

Gross carrying amount	1,048.7	4.3	362.1	64.0	305.5	1,784.6
Accumulated amortization	–	–	(88.4)	–	(129.3)	(217.7)
Accumulated impairment	–	–	–	–	(8.6)	(8.6)

	1,048.7	4.3	273.7	64.0	167.6	1,558.3

(1)
Not subject to amortization.

Goodwill and intangible assets are allocated to the company's cash-generating units ("CGUs") as follows:

	December 31, 2015			December 31, 2014
	Goodwill	Intangible assets	Total	Goodwill	Intangible assets	Total
Cara	119.7	674.9	794.6	–	–	–
Brit	154.3	584.9	739.2	–	–	–
Zenith National	317.6	129.1	446.7	317.6	136.3	453.9
Crum & Forster	177.5	153.9	331.4	153.1	141.7	294.8
OdysseyRe	126.5	61.9	188.4	116.0	66.7	182.7
Northbridge	85.3	58.7	144.0	102.3	74.6	176.9
Thomas Cook India	186.0	61.6	247.6	174.5	67.2	241.7
All other(1)	261.3	61.7	323.0	185.2	23.1	208.3

	1,428.2	1,786.7	3,214.9	1,048.7	509.6	1,558.3

(1)
Comprised primarily of balances related to The Keg, NCML and U.S. Runoff.

At December 31, 2015 goodwill and intangible assets were comprised primarily of amounts arising on the acquisitions of Cara, Brit and NCML during 2015, The Keg, Sterling Resorts and Pethealth during 2014, American Safety, Hartville and Quess during 2013, Thomas Cook India during 2012, First Mercury, Pacific Insurance and Sporting Life during 2011, Zenith National during 2010 and the privatizations of Northbridge and OdysseyRe during 2009. Impairment tests for goodwill and intangible assets not subject to amortization were completed in 2015 and it was concluded that no impairment had occurred.

When testing for impairment, the recoverable amount of each CGU was based on fair value less costs of disposal, determined on the basis of market prices, where available, or discounted cash flow models. Cash flow projections covering a five year period were derived from financial budgets approved by management. Cash flows beyond the five year period were extrapolated using estimated growth rates which do not exceed the long term average past growth rate for the business in which each CGU operates.

A number of other assumptions and estimates including forecasts of operating cash flows, premium volumes, expenses and working capital requirements were required to be incorporated into the discounted cash flow models. The forecasts were based on the best estimates of future premiums or revenue and operating expenses using historical trends, general geographical market conditions, industry trends and forecasts and other available information. These assumptions and estimates were reviewed by the applicable CGU's management and by head office management. The cash flow forecasts are adjusted by applying appropriate after-tax discount rates within a range of 7.7% to 13.1% for insurance business and 10.1% to 20.4% for non-insurance business. The weighted average annual growth rate used to extrapolate cash flows beyond five years was 3.0%.

13.  Other Assets

Other assets were comprised as follows:

	December 31, 2015			December 31, 2014
	Insurance and reinsurance companies	Non- insurance companies	Total	Insurance and reinsurance companies	Non- insurance companies	Total
Premises and equipment	164.2	397.8	562.0	123.7	327.9	451.6
Other reporting segment sales receivables	–	240.9	240.9	–	185.5	185.5
Accrued interest and dividends	134.4	28.9	163.3	128.5	0.1	128.6
Other reporting segment inventories	–	103.6	103.6	–	129.0	129.0
Income taxes refundable	72.8	25.1	97.9	40.7	10.4	51.1
Pension surplus (note 21)	77.8	–	77.8	33.1	–	33.1
Prepaid expenses	49.3	16.0	65.3	37.9	10.2	48.1
Deferred compensation plans	47.6	–	47.6	48.4	–	48.4
Receivables for securities sold but not yet settled	20.0	–	20.0	16.9	–	16.9
Other	203.4	189.3	392.7	172.0	83.3	255.3

	769.5	1,001.6	1,771.1	601.2	746.4	1,347.6

Current	394.9	519.9	914.8	330.6	379.0	709.6
Non-current	374.6	481.7	856.3	270.6	367.4	638.0

	769.5	1,001.6	1,771.1	601.2	746.4	1,347.6

14.  Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities were comprised as follows:

	December 31, 2015			December 31, 2014
	Insurance and reinsurance companies	Non- insurance companies	Total	Insurance and reinsurance companies	Non- insurance companies	Total
Payable to reinsurers	428.7	–	428.7	391.6	–	391.6
Salaries and employee benefit liabilities	206.6	28.6	235.2	173.0	31.4	204.4
Deferred gift card, hospitality and other revenue	19.3	187.2	206.5	21.3	114.6	135.9
Other reporting segment payables related to cost of sales	–	204.8	204.8	–	177.0	177.0
Pension and post retirement liabilities (note 21)	179.6	19.1	198.7	175.2	23.4	198.6
Amounts withheld and accrued taxes	117.3	42.1	159.4	87.5	38.2	125.7
Amounts payable for securities purchased but not yet settled	114.7	–	114.7	14.8	–	14.8
Ceded deferred premium acquisition costs	72.9	–	72.9	91.3	–	91.3
Accrued commissions	72.0	–	72.0	69.0	0.3	69.3
Accrued premium taxes	51.7	–	51.7	55.9	–	55.9
Accrued rent, storage and facilities costs	18.3	23.9	42.2	18.9	9.1	28.0
Accrued interest expense	36.7	2.9	39.6	40.6	0.7	41.3
Accrued legal and professional fees	21.1	4.2	25.3	24.3	3.0	27.3
Amounts payable to agents and brokers	17.7	0.2	17.9	16.7	–	16.7
Administrative and other	442.0	244.3	686.3	369.5	81.8	451.3

	1,798.6	757.3	2,555.9	1,549.6	479.5	2,029.1

Current	1,142.3	560.5	1,702.8	969.9	347.4	1,317.3
Non-current	656.3	196.8	853.1	579.7	132.1	711.8

	1,798.6	757.3	2,555.9	1,549.6	479.5	2,029.1

15.  Long Term Debt and Credit Facilities

	December 31, 2015			December 31, 2014
	Principal	Carrying value(a)	Fair value(b)	Principal	Carrying value(a)	Fair value(b)
Long term debt – holding company borrowings
Fairfax unsecured notes:
8.25% due October 1, 2015(1)	–	–	–	82.4	82.4	86.4
7.375% due April 15, 2018(e)	144.2	144.1	157.1	144.2	144.1	163.7
7.50% due August 19, 2019 (Cdn$400.0)(d)	288.0	286.2	328.2	345.3	343.2	402.1
7.25% due June 22, 2020 (Cdn$275.0)(d)	198.0	196.9	228.4	237.4	236.1	275.5
5.80% due May 15, 2021(d)	500.0	496.7	531.5	500.0	496.1	522.4
6.40% due May 25, 2021 (Cdn$400.0)(d)	288.0	285.8	325.2	345.3	342.7	388.2
5.84% due October 14, 2022 (Cdn$450.0)(d)	324.0	328.7	359.1	388.5	394.0	422.9
4.875% due August 13, 2024(d)	300.0	295.0	293.2	300.0	294.4	296.7
4.95% due March 3, 2025 (Cdn$350.0)(4)	252.0	247.0	261.4	–	–	–
8.30% due April 15, 2026(e)	91.8	91.5	112.1	91.8	91.5	115.7
7.75% due July 15, 2037(e)	91.3	90.3	106.4	91.3	90.2	107.2
Trust preferred securities	2.1	2.1	2.1	2.1	2.1	2.1
Purchase consideration payable due 2017	134.7	134.7	134.7	139.7	139.7	139.7

	2,614.1	2,599.0	2,839.4	2,668.0	2,656.5	2,922.6

Long term debt – insurance and reinsurance companies
OdysseyRe unsecured senior notes:
6.875% due May 1, 2015(5)(d)	–	–	–	125.0	124.9	127.2
Series A, floating rate due March 15, 2021(d)	50.0	49.9	50.7	50.0	49.8	50.2
Series C, floating rate due December 15, 2021(d)	40.0	39.9	41.3	40.0	39.9	41.0
Brit 6.625% subordinated notes due December 9, 2030 (£135.0)(4)	199.0	208.6	207.6	–	–	–
First Mercury floating rate trust preferred securities due 2036 and 2037	41.4	41.4	41.4	41.4	41.4	41.4
Zenith National 8.55% debentures due August 1, 2028(d)	38.4	38.1	38.1	38.4	38.1	38.1
Advent floating rate subordinated notes due June 3, 2035(d)	47.0	45.8	41.8	48.5	47.1	43.8
Advent floating rate unsecured senior notes due 2026(d)	46.0	44.8	46.0	46.0	44.7	46.0

	461.8	468.5	466.9	389.3	385.9	387.7

Long term debt – non-insurance companies(c)
The Keg 7.5% note due May 31, 2042 (Cdn$57.0)	41.0	41.0	41.0	49.2	49.2	49.2
The Keg floating rate term loan due July 1, 2016	23.0	22.8	22.8	31.1	30.7	30.7
Thomas Cook India 10.52% debentures redeemable in equal instalments from 2016 to 2018 (1.0 billion Indian rupees)	15.1	15.1	15.6	15.8	15.8	16.5
Thomas Cook India 9.37% debentures redeemable in equal instalments from 2018 to 2020 (1.0 billion Indian rupees)(2)	15.1	15.0	15.0	–	–	–
Loans and revolving credit facilities primarily at floating rates(3)(6)	190.9	190.1	190.1	40.9	40.9	40.9

	285.1	284.0	284.5	137.0	136.6	137.3

Long term debt	3,361.0	3,351.5	3,590.8	3,194.3	3,179.0	3,447.6

Current	128.9			254.3
Non-current	3,232.1			2,940.0

	3,361.0			3,194.3

(a)
Principal net of unamortized issue costs and discounts (premiums).

(b)
Based principally on quoted market prices with the remainder based on discounted cash flow models using market observable inputs (Levels 1 and 2 respectively in the fair value hierarchy).

(c)
These borrowings are non-recourse to the holding company.

(d)
Redeemable at the issuer's option at any time at certain prices specified in the instrument's offering document.

(e)
This debt has no provision for redemption prior to the contractual maturity date.

During 2015 the company and its subsidiaries completed the following debt transactions:

(1)
On October 1, 2015 the company repaid the $82.4 principal amount of its 8.25% unsecured senior notes upon maturity.

(2)
On August 31, 2015 Thomas Cook India issued $15.2 (1.0 billion Indian rupees) principal amount of 9.37% debentures due 2020 at par value for net proceeds after commissions and expenses of $15.1 (996.7 million Indian rupees). Commission and expenses of $0.1 (3.3 million Indian rupees) were included as part of the carrying value of the debt. The debentures are repayable in equal annual instalments of $5.1 (333.3 million Indian rupees) in each of 2018, 2019, and 2020.

(3)
On August 19, 2015 Fairfax India acquired NCML (pursuant to the transaction described in note 23), which included long term debt of $36.1, comprised of various bank term loans at fixed and floating rates.

(4)
On June 5, 2015 the company completed the acquisition of Brit (as described in note 23):

a.
Brit maintains a $360 revolving credit facility with a syndicate of lenders that bears interest at LIBOR+2.3% and matures on December 31, 2018. There were no amounts drawn on the credit facility at December 31, 2015.

b.
The company consolidated Brit's listed 6.625% subordinated debt of $206.6 (£135.0) principal amount due December 9, 2030. The subordinated debt is callable at par at Brit's option on December 9, 2020 (the "reset date"). If the subordinated debt is not called, the interest rate on the reset date is reset to the greater of (a) the yield on the reset date of the U.K. treasury gilt due 2030 plus 3.4%; or (b) the yield on the reset date of the U.K. treasury gilt due 2021 plus 3.4%.

c.
On March 3, 2015 the company completed an underwritten public offering of Cdn$350.0 principal amount of 4.95% unsecured senior notes due March 3, 2025 at an issue price of 99.114 for net proceeds after discount, commissions and expenses of $275.7 (Cdn$343.3). Commissions and expenses of $2.9 (Cdn$3.6) were included as part of the carrying value of the debt. The notes are redeemable at the company's option, in whole or in part, at any time at the greater of (a) a specified redemption price based upon the then current yield of a Government of Canada bond with an equal term to maturity or (b) par. The net proceeds from this offering formed part of the financing for the acquisition of Brit.

(5)
On May 1, 2015 OdysseyRe repaid its $125.0 principal amount of 6.875% unsecured senior notes upon maturity.

(6)
On April 10, 2015 the company consolidated the long term debt of Cara (pursuant to the transaction described in note 23), consisting primarily of a Cdn$200.0 revolving credit facility due June 30, 2019 at a floating rate of interest. An amount of $46.8 (Cdn$65.0) was drawn on the credit facility at December 31, 2015.

Principal repayments on long term debt are due as follows:

	Holding company and insurance and reinsurance companies	Non-insurance companies	Total
2016	5.4	123.5	128.9
2017	129.3	44.1	173.4
2018	144.2	36.3	180.5
2019	288.0	12.7	300.7
2020	198.0	12.7	210.7
Thereafter	2,311.0	55.8	2,366.8

Credit Facility

On May 11, 2015 the company increased the size of its unsecured revolving credit facility (the "credit facility") with a syndicate of lenders to $600.0 from $300.0 and extended the term from December 31, 2016 to May 11, 2019. On December 23, 2015 the company increased the size of the credit facility to $1.0 billion. There were no amounts drawn on the credit facility at December 31, 2015.

16.  Total Equity

Equity attributable to shareholders of Fairfax

Authorized capital

The authorized share capital of the company consists of an unlimited number of preferred shares issuable in series, an unlimited number of multiple voting shares (cumulatively carrying 41.8% voting power) and an unlimited number of subordinate voting shares carrying one vote per share.

Issued capital

Issued capital at December 31, 2015 included 1,548,000 (December 31, 2014 – 1,548,000) multiple voting shares and 22,034,939 (December 31, 2014 – 20,865,645) subordinate voting shares without par value prior to deducting 569,850 (December 31, 2014 – 438,247) subordinate voting shares reserved in treasury for share-based payment awards. The multiple voting shares are not traded.

Subsequent to December 31, 2015

On March 2, 2016 the company completed an underwritten public offering of 1.0 million subordinate voting shares at a price of Cdn$735.00 per share, resulting in net proceeds of $523.5 (Cdn$705.1), after commissions and expenses of $22.2 (Cdn$29.9), to provide the financing for the acquisition of Eurolife and the additional investment in ICICI Lombard as described in note 23.

Common stock

The number of shares outstanding was as follows:

	2015	2014
Subordinate voting shares – January 1	20,427,398	20,451,232
Issuances during the year	1,169,294	–
Purchases for cancellation	–	(8)
Treasury shares acquired	(185,156)	(53,421)
Treasury shares reissued	53,553	29,595

Subordinate voting shares – December 31	21,465,089	20,427,398
Multiple voting shares – beginning and end of year	1,548,000	1,548,000
Interest in subordinate voting shares held through ownership interest in shareholder – beginning and end of year	(799,230)	(799,230)

Common stock effectively outstanding – December 31	22,213,859	21,176,168

On April 10, 2015 the company issued 19,294 subordinate voting shares to a shareholder of Cara in exchange for Cara common shares pursuant to the Cara acquisition described in note 23.

On March 3, 2015 the company completed an underwritten public offering of 1.15 million subordinate voting shares at a price of Cdn$650.00 per share, resulting in net proceeds of $575.9 (Cdn$717.1), after commissions and expenses of $24.4 (Cdn$30.4), that formed part of the financing for the Brit acquisition as described in note 23.

During 2015 the company repurchased for treasury 185,156 subordinate voting shares at a cost of $95.5 (2014 – 53,421 subordinate voting shares at a cost of $24.6) on the open market for use in its share-based payment awards. During 2014 the company repurchased 8 shares for cancellation from former employees.

Dividends paid by the company on its outstanding multiple voting and subordinate voting shares were as follows:

Date of declaration	Date of record	Date of payment	Dividend per share	Total cash payment
January 5, 2016	January 20, 2016	January 27, 2016	$10.00	$227.8
January 5, 2015	January 20, 2015	January 27, 2015	$10.00	$216.1
January 3, 2014	January 21, 2014	January 28, 2014	$10.00	$215.7

Amendment to Terms of Multiple Voting Shares

Following shareholder approval, on August 31, 2015 the company amended its articles to preserve the then current 41.8% voting power of its multiple voting shares, which are controlled by V. Prem Watsa, the company's Chairman and Chief Executive Officer, and to make certain additional changes, including memorializing that the holder of the multiple voting shares will never be able to profit, or receive any premium or benefit, from the special voting rights attached to the multiple voting shares, and continuing through 2025 the freeze since 2000 on Mr. Watsa's compensation as Chief Executive Officer. The continuing preservation of the 41.8% voting power of the multiple voting shares is subject to a majority of the minority shareholder ratification vote in various circumstances. Some of those circumstances involve a calculation which factors in the aggregate number of all issued and outstanding multiple voting shares and subordinate voting shares on August 31, 2015: that number is 23,583,605.

Preferred Stock

The number of preferred shares outstanding was as follows:

	Series C	Series D	Series E	Series F	Series G	Series H	Series I	Series J	Series K	Series M	Total
December 31, 2013	10,000,000	–	8,000,000	–	10,000,000	–	12,000,000	–	9,500,000	–	49,500,000
2014 Activity:
Repurchases	–	–	(75,326)	–	–	–	–	–	–	–	(75,326)
Conversions	(3,983,616)	3,983,616	–	–	–	–	–	–	–	–	–

December 31, 2014	6,016,384	3,983,616	7,924,674	–	10,000,000	–	12,000,000	–	9,500,000	–	49,424,674
2015 Activity:
Issuances(1)	–	–	–	–	–	–	–	–	–	9,200,000	9,200,000
Repurchases(2)	–	–	(385,496)	–	–	–	–	–	–	–	(385,496)
Conversions(3)	–	–	(3,572,044)	3,572,044	(2,567,048)	2,567,048	(1,534,447)	1,534,447	–	–	–

December 31, 2015	6,016,384	3,983,616	3,967,134	3,572,044	7,432,952	2,567,048	10,465,553	1,534,447	9,500,000	9,200,000	58,239,178

(1)
On March 3, 2015 the company completed an underwritten public offering of 9,200,000 cumulative five-year rate reset preferred shares, Series M for Cdn$25.00 per share, resulting in net proceeds of $179.0 (Cdn$222.9) after commissions and expenses of $5.7 (Cdn$7.1) that formed part of the financing for the Brit acquisition described in note 23.

(2)
During 2015, under the terms of its normal course issuer bid, the company repurchased for cancellation 385,496 (2014 – 75,326) Series E preferred shares with a carrying value of $8.8 (2014 – $1.7) for a cost of $4.8 (2014 – $1.2).

(3)
On March 31, 2015 holders of Series E preferred shares converted 3,572,044 shares into Series F floating rate cumulative preferred shares.

On September 30, 2015 holders of Series G preferred shares converted 2,567,048 shares into Series H floating rate cumulative preferred shares.

On December 31, 2015 holders of Series I preferred shares converted 1,534,447 shares into Series J floating rate cumulative preferred shares.

Changes in the carrying value of preferred shares outstanding were as follows:

	Series C	Series D	Series E	Series F	Series G	Series H	Series I	Series J	Series K	Series M	Total
December 31, 2013	227.2	–	183.1	–	235.9	–	288.5	–	231.7	–	1,166.4
2014 Activity:
Repurchases	–	–	(1.7)	–	–	–	–	–	–	–	(1.7)
Conversions	(90.5)	90.5	–	–	–	–	–	–	–	–	–

December 31, 2014	136.7	90.5	181.4	–	235.9	–	288.5	–	231.7	–	1,164.7
2015 Activity:
Issuances	–	–	–	–	–	–	–	–	–	179.0	179.0
Repurchases	–	–	(8.8)	–	–	–	–	–	–	–	(8.8)
Conversions	–	–	(81.8)	81.8	(60.6)	60.6	(36.9)	36.9	–	–	–

December 31, 2015	136.7	90.5	90.8	81.8	175.3	60.6	251.6	36.9	231.7	179.0	1,334.9

The terms of the company's cumulative five-year rate reset preferred shares at December 31, 2015 were as follows:

	Next possible redemption and conversion date(1)(2)	Number of shares outstanding	Stated capital	Liquidation preference per share	Fixed dividend rate per annum	Floating dividend rate per annum(3)
Series C	December 31, 2019	6,016,384	Cdn $150.4	Cdn $25.00	4.58%	–
Series D	December 31, 2019	3,983,616	Cdn $99.6	Cdn $25.00	–	3.59%
Series E	March 31, 2020	3,967,134	Cdn $99.2	Cdn $25.00	2.91%	–
Series F	March 31, 2020	3,572,044	Cdn $89.3	Cdn $25.00	–	2.60%
Series G	September 30, 2020	7,432,952	Cdn $185.8	Cdn $25.00	3.32%	–
Series H	September 30, 2020	2,567,048	Cdn $64.2	Cdn $25.00	–	3.00%
Series I	December 31, 2020	10,465,553	Cdn $261.6	Cdn $25.00	3.71%	–
Series J	December 31, 2020	1,534,447	Cdn $38.4	Cdn $25.00	–	3.35%
Series K	March 31, 2017	9,500,000	Cdn $237.5	Cdn $25.00	5.00%	–
Series M	March 31, 2020	9,200,000	Cdn $230.0	Cdn $25.00	4.75%	–
(1)
Fixed and floating rate cumulative preferred shares are redeemable at the company's option at each stated redemption date and on each subsequent five-year anniversary date at Cdn$25.00 per share.

(2)
Holders of Series C, Series E, Series G, Series I, Series K and Series M fixed rate cumulative preferred shares will have the right, at their option, to convert their shares into floating rate cumulative preferred shares Series D, Series F, Series H, Series J, Series L and Series N respectively, at the conversion dates specified in the table above, and on each subsequent five-year anniversary date. Holders of Series D, Series F, Series H and Series J floating rate cumulative preferred shares will have the right, at their option, to convert their shares into fixed rate cumulative preferred shares Series C, Series E, Series G and Series I respectively, at the conversion dates specified in the table above, and on each subsequent five-year anniversary date.

(3)
The Series D, Series F, Series H, and Series J preferred shares, and the Series L and Series N preferred shares (of which none are currently issued), have a floating dividend rate equal to the three-month Government of Canada treasury bill yield plus 3.15%, 2.16%, 2.56%, 2.85%, 3.51% and 3.98% respectively, with rate resets at the end of each calendar quarter.

Accumulated other comprehensive income (loss)

The amounts related to each component of accumulated other comprehensive income (loss) attributable to shareholders of Fairfax were as follows:

	December 31, 2015			December 31, 2014
	Pre-tax amount	Income tax (expense) recovery	After-tax amount	Pre-tax amount	Income tax (expense) recovery	After-tax amount
Items that may be subsequently reclassified to net earnings
Currency translation account	(243.7)	(21.6)	(265.3)	5.5	(21.3)	(15.8)
Share of accumulated other comprehensive loss of associates, excluding net gains (losses) on defined benefit plans	(118.0)	22.6	(95.4)	(83.3)	12.9	(70.4)

	(361.7)	1.0	(360.7)	(77.8)	(8.4)	(86.2)

Items that will not be subsequently reclassified to net earnings
Share of net gains (losses) on defined benefit plans of associates	(0.3)	0.5	0.2	(38.3)	10.5	(27.8)
Net losses on defined benefit plans	(5.4)	1.9	(3.5)	(7.8)	3.7	(4.1)

	(5.7)	2.4	(3.3)	(46.1)	14.2	(31.9)

Accumulated other comprehensive loss attributable to shareholders of Fairfax	(367.4)	3.4	(364.0)	(123.9)	5.8	(118.1)

Other comprehensive income (loss)

Consolidated other comprehensive income (loss) for the years ended December 31 were comprised as follows:

	2015			2014
	Pre-tax amount	Income tax (expense) recovery	After-tax amount	Pre-tax amount	Income tax (expense) recovery	After-tax amount
Items that may be subsequently reclassified to net earnings
Net unrealized foreign currency translation losses on foreign operations	(557.6)	(0.3)	(557.9)	(186.6)	(14.1)	(200.7)
Gains on hedge of net investment in Canadian subsidiaries	218.8	–	218.8	118.7	–	118.7
Share of other comprehensive loss of associates, excluding net gains (losses) on defined benefit plans	(34.7)	9.7	(25.0)	(67.5)	14.8	(52.7)

	(373.5)	9.4	(364.1)	(135.4)	0.7	(134.7)

Items that will not be subsequently reclassified to net earnings
Share of net gains (losses) on defined benefit plans of associates	38.9	(10.1)	28.8	(50.8)	14.1	(36.7)
Net losses on defined benefit plans	(9.4)	3.3	(6.1)	(44.6)	11.7	(32.9)

	29.5	(6.8)	22.7	(95.4)	25.8	(69.6)

Other comprehensive loss	(344.0)	2.6	(341.4)	(230.8)	26.5	(204.3)

Non-controlling interests

						Net earnings attributable to non-controlling interests
		December 31, 2015		December 31, 2014
						Year ended December 31,
		Minority voting percentage	Carrying value	Minority voting percentage	Carrying value
Subsidiary	Domicile					2015	2014
Fairfax India(1)	Canada	4.9%	716.4	–	–	18.1	–
Brit(2)	U.K.	29.9%	505.1	–	–	3.6	–
Cara(3)	Canada	43.1%	351.2	–	–	43.8	–
Thomas Cook India(4)	India	32.2%	106.3	27.0%	145.1	2.2	15.9
The Keg	Canada	49.0%	17.2	49.0%	17.4	2.2	7.2
Ridley(5)	Canada	–	–	26.4%	34.2	3.5	6.7
All other	–	–	35.3	–	21.4	0.9	1.6

			1,731.5		218.1	74.3	31.4

Pursuant to the transactions described in note 23:

(1)
On January 30, 2015 the company, through its subsidiaries, acquired 30,000,000 multiple voting shares of Fairfax India for $300.0 in a private placement, representing a 95.1% voting interest and 28.1% equity interest. During the third quarter of 2015 Fairfax India acquired an 88.1% interest in NCML.

(2)
On June 5, 2015 the company acquired 97.0% of the outstanding ordinary shares of Brit and acquired the remaining 3.0% by July 8, 2015. On June 29, 2015 the company sold 29.9% of Brit to OMERS.

(3)
On April 10, 2015 the company, through its subsidiaries, acquired a 52.6% and a 40.7% voting and economic interest respectively in Cara. On December 2, 2015 a Cara shareholder converted 3,000,000 multiple voting shares into 3,000,000 subordinate voting shares which increased Fairfax's voting interest to 56.9%.

(4)
On September 3, 2015 Thomas Cook India acquired all of the 45.0% non-controlling interest in Sterling Resorts through a non-cash share exchange of newly issued common shares of Thomas Cook India. On September 8, 2015 the company converted a preferred stock investment held in Thomas Cook India into common shares. These transactions together decreased the company's ownership in Thomas Cook India to 67.9% from 73.0% at December 31, 2014.

(5)
On June 18, 2015 the company sold its 73.6% interest in Ridley.

Non-controlling interest voting percentage was consistent with economic ownership for each subsidiary at December 31, 2015 except for Fairfax India and Cara whose non-controlling interest economic ownership percentages were 71.9% and 59.5% respectively.

17.  Earnings per Share

Net earnings per share is calculated based upon the weighted average common shares outstanding as follows:

	2015	2014
Net earnings attributable to shareholders of Fairfax	567.7	1,633.2
Preferred share dividends	(49.3)	(56.9)
Excess of book value over consideration of preferred shares purchased for cancellation	4.0	0.5

Net earnings attributable to common shareholders – basic and diluted	522.4	1,576.8

Weighted average common shares outstanding – basic	22,069,942	21,186,325
Share-based payment awards	494,874	411,814

Weighted average common shares outstanding – diluted	22,564,816	21,598,139

Net earnings per common share – basic	$23.67	$74.43
Net earnings per common share – diluted	$23.15	$73.01

18.  Income Taxes

The company's provision for (recovery of) income taxes for the years ended December 31 were as follows:

	2015	2014
Current income tax
Current year expense	198.8	184.8
Adjustments to prior years' income taxes	(5.9)	(33.2)

	192.9	151.6

Deferred income tax
Origination and reversal of temporary differences	(194.4)	514.2
Adjustments to prior years' deferred income taxes	(9.9)	8.8
Other	(6.1)	(1.3)

	(210.4)	521.7

Provision for (recovery of) income taxes	(17.5)	673.3

A significant portion of the company's earnings before income taxes may be earned or incurred outside of Canada. The statutory income tax rates for jurisdictions outside of Canada generally differs from the Canadian statutory income tax rate (and may be significantly higher or lower). The company's earnings before income taxes by jurisdiction and the associated provision for (recovery of) income taxes for the years ended December 31, 2015 and 2014 are summarized in the following table:

	2015				2014
	Canada	U.S.(1)	Other	Total	Canada	U.S.(1)	Other	Total
Earnings before income taxes	478.1	137.1	9.3	624.5	133.1	1,755.7	449.1	2,337.9
Provision for (recovery of) income taxes	59.7	(83.0)	5.8	(17.5)	48.7	570.1	54.5	673.3

Net earnings	418.4	220.1	3.5	642.0	84.4	1,185.6	394.6	1,664.6

(1)
Principally comprised of Crum & Forster, Zenith National, OdysseyRe (notwithstanding that certain operations of OdysseyRe conduct business outside of the U.S.), U.S. Runoff and other associated holding company results.

The increase in pre-tax profitability in Canada in 2015 compared to 2014 was due to improved operating income and higher net realized gains on investments (including gains arising on the Ridley sale and Cara acquisition during 2015). The decrease in pre-tax profitability in the U.S. and Other in 2015 compared to 2014 primarily reflected increased net unrealized losses on investments, partially offset by an improvement in underwriting results.

Reconciliations of the provision for income taxes calculated at the Canadian statutory income tax rate to the provision for (recovery of) income taxes at the effective tax rate in the consolidated financial statements for the years ended December 31, 2015 and 2014 are summarized in the following table:

	2015	2014
Canadian statutory income tax rate	26.5%	26.5%

Provision for income taxes at the Canadian statutory income tax rate	165.5	619.5
Non-taxable investment income	(204.1)	(109.2)
Change in unrecorded tax benefit of losses and temporary differences	(28.9)	24.4
Change in tax rate for deferred income taxes	(2.4)	(10.9)
Recovery relating to prior years	(0.6)	(17.4)
Tax rate differential on income and losses incurred outside Canada	29.8	121.8
Other including permanent differences	17.5	22.4
Foreign exchange effect	5.7	22.7

Provision for (recovery of) income taxes	(17.5)	673.3

Non-taxable investment income is principally comprised of dividend income, non-taxable interest income and the 50% of net capital gains which are not taxable in Canada. During 2015 non-taxable investment income of $204.1 included gains on the sale of Ridley and the Cara acquisition. The Ridley gain and a portion of the Cara gains were incurred in Canada and therefore only 50% taxable, while the remaining Cara gain was largely non-taxable as the Cara acquisition resulted in a rollover of tax basis for the instruments exchanged. In 2014 non-taxable investment income also included a provision for income taxes of $38.0 following an internal reorganization of the U.S. shareholders of OdysseyRe that triggered the release of taxable gains on intercompany transactions within the U.S. consolidated tax group that had been deferred in prior years.

The change in unrecorded tax benefit of losses and temporary differences of $28.9 in 2015 principally reflected the recognition of a deferred tax asset at Cara ($40.8) after determining that it was probable that certain tax attributes and temporary differences at Cara could be utilized prior to expiration, partially offset by deferred tax assets in Canada of $10.9 (2014 – $28.1) that were not recorded because the related pre-tax losses did not meet the applicable recognition criteria under IFRS. In 2014 the change in unrecorded tax benefit of losses and temporary differences of $24.4 also included the de-recognition of $9.0 of U.S. foreign tax credits which had been recorded as deferred tax assets in prior years after determining that it was no longer probable that those tax credits could be utilized prior to expiration.

The recovery relating to prior years of $0.6 in 2015 and $17.4 in 2014 was primarily due to the release of provisions following the completion of prior year income tax audits.

The tax rate differential on income and losses incurred outside Canada of $29.8 in 2015 principally reflected improved underwriting results and net realized gains on investments on U.S. securities, partially offset by pre-tax net unrealized losses on investments on bonds (primarily U.S. state and municipal bonds and U.S treasury bonds) and the benefit of the recognition of foreign tax credits in the U.S. consolidated tax group after determining that it was probable that foreign tax credits arising in 2015 could be utilized prior to expiration. The tax rate differential on income and losses incurred outside Canada of $121.8 in 2014 principally reflected significant pre-tax net unrealized gains on investments, combined with improved underwriting results in the U.S. The statutory income tax rate in the U.S. is significantly higher than the Canadian statutory income tax rate.

Income taxes refundable and payable were as follows:

	December 31, 2015	December 31, 2014
Income taxes refundable	97.9	51.1
Income taxes payable	(85.8)	(118.3)

Net income taxes (payable) refundable	12.1	(67.2)

Changes in net income taxes (payable) refundable during the years ended December 31 were as follows:

	2015	2014
Balance – January 1	(67.2)	34.0
Amounts recorded in the consolidated statements of earnings	(192.9)	(151.6)
Payments made during the year	259.0	52.3
Acquisitions of subsidiaries	12.0	(5.1)
Foreign exchange effect and other	1.2	3.2

Balance – December 31	12.1	(67.2)

Changes in the net deferred income tax asset during the years ended December 31 were as follows:

	2015
	Operating and capital losses	Provision for losses and loss adjustment expenses	Provision for unearned premiums	Deferred premium acquisition costs	Intan- gibles	Invest- ments	Tax credits	Other	Total
Balance – January 1, 2015	479.7	293.0	89.8	(95.5)	(155.3)	(339.3)	112.3	75.7	460.4
Amounts recorded in the consolidated statement of earnings	(238.3)	(51.7)	3.0	(0.6)	12.8	376.9	62.6	45.7	210.4
Amounts recorded in total equity	(1.6)	–	–	–	–	9.4	–	(7.0)	0.8
Acquisitions of subsidiaries (note 23)	10.7	(32.9)	–	–	(206.9)	(0.1)	–	20.2	(209.0)
Foreign exchange effect and other	(15.1)	(4.2)	–	(0.8)	24.0	2.1	–	(4.7)	1.3

Balance – December 31, 2015	235.4	204.2	92.8	(96.9)	(325.4)	49.0	174.9	129.9	463.9

	2014
	Operating and capital losses	Provision for losses and loss adjustment expenses	Provision for unearned premiums	Deferred premium acquisition costs	Intan- gibles	Invest- ments	Tax credits	Other	Total
Balance – January 1, 2014	690.9	334.9	94.9	(82.1)	(131.8)	(42.3)	105.5	45.0	1,015.0
Amounts recorded in the consolidated statement of earnings	(213.3)	(39.5)	(5.3)	(12.8)	(1.3)	(272.2)	8.2	14.5	(521.7)
Amounts recorded in total equity	–	–	–	–	–	0.8	(1.4)	25.8	25.2
Acquisitions of subsidiaries (note 23)	9.8	–	0.1	–	(24.1)	(25.0)	–	(10.2)	(49.4)
Foreign exchange effect and other	(7.7)	(2.4)	0.1	(0.6)	1.9	(0.6)	–	0.6	(8.7)

Balance – December 31, 2014	479.7	293.0	89.8	(95.5)	(155.3)	(339.3)	112.3	75.7	460.4

Management expects that the recorded deferred income tax asset will be realized in the normal course of operations. The most significant temporary differences included in the deferred income tax asset at December 31, 2015 related to provision for losses and loss adjustment expenses and operating and capital losses, partially offset by a deferred income tax liability related to intangible assets. The provision for losses and loss adjustment expenses is recorded on an undiscounted basis in these consolidated financial statements but is recorded on a discounted basis in certain jurisdictions for tax purposes.

Management conducts ongoing reviews of the recoverability of the deferred income tax asset and adjusts, as necessary, to reflect its anticipated realization. As at December 31, 2015 management has not recorded deferred income tax assets of $412.2 (December 31, 2014 – $464.8) related primarily to operating and capital losses and U.S. foreign tax credits. The losses for which deferred income tax assets have not been recorded are comprised of $591.1 of losses in Canada (December 31, 2014 – $947.7), $463.0 of losses in Europe (December 31, 2014 – $412.6), $44.5 of losses in the U.S. (December 31, 2014 – $58.2), and $59.0 of foreign tax credits in the U.S. (December 31, 2014 – $59.0). The losses in Canada expire between 2026 and 2034. The losses and foreign tax credits in the U.S. expire between 2020 and 2034. The losses in Europe do not have an expiry date.

Deferred income tax has not been recognized for the withholding tax and other taxes that could be payable on the unremitted earnings of certain subsidiaries. Unremitted earnings amounted to approximately $3.2 billion at December 31, 2015 (December 31, 2014 – $3.0 billion) and are not likely to be repatriated in the foreseeable future.

19.  Statutory Requirements

The retained earnings of the company are largely represented by retained earnings at the insurance and reinsurance subsidiaries. The insurance and reinsurance subsidiaries are subject to certain requirements and restrictions under their respective insurance company Acts including minimum capital requirements and dividend restrictions. The company's capital requirements and management thereof are discussed in note 24. The company's share of dividends paid in 2015 by the insurance and reinsurance subsidiaries, comprised of cash and marketable securities, which are eliminated on consolidation was $757.9 (2014 – $605.8 (inclusive of $250.0 of dividends received in connection with the 2014 OdysseyRe reorganization described in note 25). Based on the surplus and net income of the insurance and reinsurance subsidiaries at December 31, 2015 the dividend capacity available in 2016 at each of the primary operating companies is as follows:

December 31, 2015
OdysseyRe	449.6
Brit	144.5
Crum & Forster	121.2
Zenith National	121.0
Northbridge(1)	85.2

921.5

(1)
Subject to prior regulatory approval.

20.  Contingencies and Commitments

Lawsuits

On July 26, 2006 Fairfax filed a lawsuit seeking $6 billion in damages from a number of defendants who, the complaint (as subsequently amended) alleges, participated in a stock market manipulation scheme involving Fairfax shares. The complaint, filed in Superior Court, Morris County, New Jersey, alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act, pursuant to which treble damages may be available. On September 12, 2012, before trial, and consequently without having heard or made any determination on the facts, the Court dismissed the lawsuit on legal grounds. In October 2012 Fairfax filed an appeal of this dismissal, as it believes that the legal basis for the dismissal is incorrect. By the end of 2013, the briefs of all parties in connection with this appeal had been filed. The ultimate outcome of any litigation is uncertain. The financial effects, if any, of this lawsuit cannot be practicably determined at this time, and the company's consolidated financial statements include no anticipated recovery from the lawsuit.

Other

The Autorité des marchés financiers (the "AMF"), the securities regulatory authority in the Province of Quebec, is conducting an investigation of Fairfax, its CEO, Prem Watsa, and its President, Paul Rivett. The investigation concerns the possibility of illegal insider trading and/or tipping (not involving any personal trading by the individuals) in connection with the December 15, 2011 takeover offer by Resolute Forest Products Inc. for shares of Fibrek Inc. Except as set out below, further details concerning the investigation are, by law, not permitted to be disclosed.

The AMF has authorized Fairfax to make the above-mentioned disclosure. Fairfax and its management are solely responsible for the content of the disclosure set out in the three following paragraphs; the AMF has not in any way endorsed that content.

Resolute's above-mentioned takeover offer was made to all Fibrek shareholders, including Fairfax. Fairfax agreed in that transaction to a hard lock-up agreement with Resolute whereby Fairfax agreed to tender its shares of Fibrek, representing approximately 26% of Fibrek's outstanding shares, to the Resolute takeover offer at the same price as all other Fibrek shareholders. At the time of the Resolute takeover offer for Fibrek, Fairfax's position in Fibrek was valued at approximately Cdn$32, representing less than 1/6 of 1% of Fairfax's total invested assets at that time.

Fibrek actively opposed the Resolute takeover offer. ln 2012, the Fibrek transaction was the subject of numerous regulatory hearings in Quebec and court proceedings relating to Fibrek's anti-takeover tactics and the hard lock-ups given by various selling shareholders, including Fairfax. Allegations were made in those hearings concerning the possibility of non-compliance with the takeover bid rules. Resolute's takeover offer was allowed to proceed and resulted in Resolute acquiring Fibrek.

Fairfax believes it has an unblemished record for honesty and integrity and is fully cooperating with the AMF's investigation. Fairfax continues to be confident that in connection with the Resolute takeover offer, it had no material non-public information, that it did not engage in illegal insider trading or tipping, and that there is no reasonable basis for any proceedings in this connection. To the best of Fairfax's knowledge, the AMF investigation is still ongoing. If the AMF commences legal proceedings, which could be administrative or penal, no assurance can be given at this time by Fairfax as to the outcome.

Subsidiaries of the company are defendants in several damage suits and have been named as third party in other suits. The uninsured exposure to the company is not considered to be material to the company's financial position, financial performance or cash flows.

OdysseyRe, Brit, Advent and RiverStone (UK) ("the Lloyd's participants") underwrite in the Lloyd's of London insurance market through their participation on certain Lloyd's syndicates. The Lloyd's participants have pledged securities and cash, with a fair value of $1,295.0 and $75.5 respectively at December 31, 2015. These assets represent a combination of assets pledged as capital to support those underwriting activities as well as assets pledged in respect of the specific reinsurance contracts that the entities have entered into. Pledged securities and restricted cash consist of cash, fixed income and equity investments which are included within portfolio investments on the consolidated balance sheet. The Lloyd's participants have the ability to substitute other securities for these pledged securities subject to certain admissibility criteria. The Lloyd's participants' liability in respect of assets pledged as capital is limited to the aggregate amount of the pledged assets and their obligation to support these liabilities will continue until such liabilities are settled or are reinsured by a third party approved by Lloyd's. The company believes that the syndicates for which the Lloyd's participants are capital providers maintain sufficient liquidity and financial resources to support their ultimate liabilities and does not anticipate that the pledged assets will be utilized.

The company's maximum capital commitments for potential investments in common stocks, limited partnerships and associates at December 31, 2015 was $339.2, with a further amount of approximately $811 committed for investments in Eurolife, APR Energy and ICICI Lombard (described in note 23).

21.  Pensions and Post Retirement Benefits

The funded status of the company's defined benefit pension and post retirement plans were as follows:

	Defined benefit pension plans December 31		Post retirement benefit plans December 31
	2015	2014	2015	2014
Benefit obligation	736.6	640.0	98.3	90.9
Fair value of plan assets	715.4	566.8	–	–

Funded status of plans – deficit	(21.2)	(73.2)	(98.3)	(90.9)
Impact of asset ceiling	(1.4)	(1.4)	–	–

Net accrued liability (notes 13 and 14)(1)	(22.6)	(74.6)	(98.3)	(90.9)

Weighted average assumptions used to determine benefit obligations:
Discount rate	4.0%	4.1%	3.7%	4.2%
Rate of compensation increase	3.5%	3.5%	3.2%	3.7%
Health care cost trend	–	–	5.9%	7.2%
(1)
The defined benefit pension plan net accrued liability at December 31, 2015 of $22.6 (December 31, 2014 – $74.6) was comprised of pension surpluses of $77.8 and pension deficits of $100.4 (December 31, 2014 – $33.1 and $107.7).

Pension and post retirement expenses recognized in the consolidated statements of earnings for the years ended December 31 were as follows:

	2015	2014
Defined benefit pension plan expense	21.6	20.7
Defined contribution pension plan expense	32.5	24.1
Defined benefit post retirement expense	9.4	8.8

	63.5	53.6

Pre-tax actuarial net gains (losses) recognized in the consolidated statements of comprehensive income for the years ended December 31 were as follows:

	2015	2014
Defined benefit pension plans
Actuarial net gains (losses) on plan assets and change in asset ceiling	(40.2)	32.9
Actuarial net gains (losses) on benefit obligations	25.7	(69.8)

	(14.5)	(36.9)
Post retirement benefit plans – actuarial net gains (losses) on benefit obligations	5.1	(7.7)

	(9.4)	(44.6)

During 2015 the company contributed $29.8 (2014 – $34.1) to its defined benefit pension and post retirement benefit plans, and expects to make contributions of $23.5 in 2016.

22.  Operating Leases

Aggregate future minimum operating lease commitments at December 31, 2015 relating to premises, automobiles and equipment for various terms up to ten years were as follows:

2016	110.8
2017	102.7
2018	93.8
2019	86.2
2020	76.8
Thereafter	290.2

23.  Acquisitions and Divestitures

Subsequent to December 31, 2015

Acquisition of Eurolife ERB Insurance Group Holdings S.A.

On December 22, 2015 the company entered into an agreement with Eurobank Ergasias S.A. ("Eurobank") to acquire an 80% interest in Eurolife ERB Insurance Group Holdings S.A. ("Eurolife") for a purchase price of approximately $347 (€316). Closing of the transaction is subject to regulatory approvals and customary closing conditions, and is expected to occur by the end of the second quarter of 2016. Eurolife, which distributes its life and non-life insurance products and services through Eurobank's network, is the third largest insurer in Greece, with gross written premiums of approximately €306 during 2015.

Investment in APR Energy plc

On January 5, 2016, the company through its subsidiaries, participated, along with certain other investors, in a transaction to privatize APR Energy plc ("APR Energy") and to provide APR Energy with $200.0 of additional equity financing for it to retire outstanding debt and augment working capital. The company invested $230.2 in APR Energy as part of these transactions, comprised of $80.6 and $149.6 in preferred shares and common shares respectively, that in addition to its pre-existing ownership of 18.3%, resulted in the company having a 49.0% indirect equity interest. APR

Energy, serving developed and developing markets globally, provides mobile power generation solutions to utilities, countries, and industries.

Additional Investment in ICICI Lombard General Insurance Company Limited

On October 30, 2015 the company reached an agreement with ICICI Bank Limited to acquire an additional 9.0% of the outstanding shares of ICICI Lombard, which will increase the company's ownership interest in ICICI Lombard to 34.6%. The proposed transaction values ICICI Lombard at approximately $2.6 billion (172.3 billion Indian rupees), is subject to governmental and regulatory approvals and is expected to close in the first quarter of 2016. ICICI Lombard is the largest private sector general insurance company in India with gross written premiums of approximately $1 billion for its fiscal year ended March 31, 2015.

Acquisition of Eastern European Insurers

On December 16, 2014 the company entered into an agreement with QBE Insurance (Europe) Limited ("QBE") to acquire QBE's insurance operations in the Czech Republic, Hungary and Slovakia (the "QBE insurance operations"). A new Luxembourg insurer, Colonnade Insurance S.A. ("Colonnade"), was licensed in July 2015 and branches of Colonnade were established in the Czech Republic, Hungary and Slovakia during the fourth quarter of 2015. The business and renewal rights of QBE's Hungarian insurance operations were transferred to Colonnade during the first quarter of 2016, with the Czech Republic and Slovakia equivalents expected to be transferred later in the second quarter of 2016. In 2015 the QBE insurance operations generated approximately $78 in gross premiums written across a range of general insurance classes, including property, travel, general liability and product protection. The previously announced transaction to acquire QBE 's operations in Ukraine closed during the fourth quarter of 2015. Those operations, now known as Colonnade Ukraine and included in the Insurance and Reinsurance – Other reporting segment, recorded gross written premiums of approximately $5 in 2015 across a variety of non-life classes of business.

Year ended December 31, 2015

National Collateral Management Services Limited

On August 19, 2015 Fairfax India acquired a 73.6% interest in National Collateral Management Services Limited ("NCML") for purchase consideration of $124.2 (8.1 billion Indian rupees) and subsequently acquired a further 14.5% interest by September 28, 2015 for $24.5 (1.6 billion Indian rupees). Commencing August 19, 2015 the assets and liabilities and results of operations of NCML were consolidated by Fairfax India and included in the Other reporting segment. NCML is a leading private-sector agricultural commodities storage company in India. Fairfax's economic interest in NCML at August 19, 2015 was 20.7%, (increased to 24.8% by September 28, 2015) as that interest is held through a 28.1% equity interest in Fairfax India.

Sale of Ridley Inc.

On June 18, 2015 the company completed the sale of its 73.6% interest in Ridley Inc. ("Ridley") for Cdn$40.75 per common share. The company received cash proceeds of $313.2 (Cdn$383.5) and recognized a pre-tax gain of $236.4 (including amounts previously recorded in accumulated other comprehensive income) and de-consolidated Ridley from the Other reporting segment.

Acquisition of Brit PLC

On June 5, 2015 the company completed the acquisition of 97.0% of the outstanding ordinary shares of Brit PLC ("Brit") for 305 pence per share (comprised of $4.30 (280 pence) per share in cash paid by the company and the final and special dividends of $0.38 (25 pence) per share paid by Brit on April 30, 2015), representing aggregate cash consideration of $1,656.6 (£1,089.1). The remaining 3.0% of the outstanding ordinary shares of Brit were acquired by July 8, 2015 on the same terms as described in the preceding sentence. The assets and liabilities and results of operations of Brit were consolidated in the Brit reporting segment. Brit is a market-leading global Lloyd's of London specialty insurer and reinsurer. On June 29, 2015 the company completed the sale of 29.9% of the outstanding ordinary shares of Brit to Ontario Municipal Employees Retirement System ("OMERS"), the pension plan manager for government employees in the province of Ontario, for cash proceeds of $516.0 ($4.30 per share). The company will have the ability to repurchase the shares owned by OMERS over time. These transactions resulted in an increase of $501.1 to the company's non-controlling interests.

The net proceeds from underwritten public offerings (described in more detail in notes 15 and 16) of 1.15 million subordinate voting shares ($575.9), 9.2 million Series M preferred shares ($179.0) and Cdn$350.0 of 4.95% Fairfax senior notes due 2025 ($275.7), all of which closed on March 3, 2015, were used to finance the acquisition of Brit.

Acquisition of Cara Operations Limited

On April 10, 2015 the company acquired, directly and through its subsidiaries, a 52.6% and a 40.7% voting and economic interest respectively in Cara Operations Limited ("Cara") through an exchange of its existing holdings (comprised of warrants, class A and class B preferred shares and subordinated debentures) for common shares of Cara pursuant to their respective terms and also through the acquisition of additional common shares of Cara from existing Cara shareholders in a private transaction. The common shares were exchanged for multiple voting shares immediately prior to Cara's initial public offering of subordinate voting shares at Cdn$23.00 per share, which closed on April 10, 2015. The assets and liabilities and results of operations of Cara were consolidated in the Other reporting segment. These transactions resulted in an increase of $353.8 to the company's non-controlling interests. Cara is Canada's largest full-service restaurant company and franchises, owns and operates numerous restaurant brands across Canada.

Investment in Fairfax India Holdings Corporation

On January 30, 2015 the company, through its subsidiaries, acquired 30,000,000 multiple voting shares of newly incorporated Fairfax India for $300.0 in a private placement. Through that private placement and offerings of subordinate voting shares, Fairfax India raised net proceeds of $1,025.8 after issuance costs and expenses. The company's multiple voting shares represented 95.1% of the voting rights and 28.1% of the equity interest in Fairfax India at the close of the offerings. Fairfax India was established, with the support of Fairfax, to invest in public and private equities and debt instruments in India and Indian businesses or other businesses primarily conducted in or dependent on India. Hamblin Watsa is the portfolio advisor to Fairfax India and its subsidiaries. The assets and liabilities and results of operations of Fairfax India were consolidated in the Other reporting segment. These transactions resulted in an increase of $737.3 to the company's non-controlling interests.

Acquisition of MCIS Insurance Berhad

On March 1, 2015 Pacific Insurance, a wholly-owned subsidiary of the company, completed the acquisition of the general insurance business of MCIS Insurance Berhad (formerly known as MCIS Zurich Insurance Berhad) ("MCIS") for cash consideration of $13.4 (48.6 million Malaysian ringgits). MCIS is an established general insurer in Malaysia with approximately $55 of gross premiums written in 2014 in its general insurance business. The assets and liabilities and results of operations of MCIS were consolidated in the Fairfax Asia reporting segment.

Acquisition of Union Assurance General Limited

On January 1, 2015 the company completed the acquisition of 78.0% of Union Assurance General Limited ("Union Assurance") for cash consideration of $27.9 (3.7 billion Sri Lankan rupees). Union Assurance, with approximately $43 of gross premiums written in 2015, is headquartered in Colombo, Sri Lanka and underwrites general insurance in Sri Lanka, specializing in automobile and personal accident lines of business. The assets and liabilities and results of operations of Union Assurance were consolidated in the Fairfax Asia reporting segment.

The preliminary determination of the fair value of assets acquired and liabilities assumed in connection with the Brit, Cara and NCML acquisitions is summarized in the table that follows and may be revised when estimates, assumptions and valuations are finalized within twelve months of the respective acquisition dates:

	Brit		Cara		NCML
Acquisition date	June 5, 2015		April 10, 2015		August 19, 2015
Percentage of common shares acquired	97.0%		40.7%		73.6%	(4)
Assets:
Insurance contract receivables	727.8		–		–
Portfolio investments	3,938.6	(1)	0.5		33.3	(5)
Recoverable from reinsurers	882.1		–		–
Deferred income taxes	–		–		2.0
Goodwill and intangible assets	746.4	(2)	846.2	(3)	65.3	(6)
Other assets	116.2		128.4		91.7

	6,411.1		975.1		192.3

Liabilities:
Accounts payable and accrued liabilities	76.8		147.9		10.8
Short sale and derivative obligations	8.6		–		–
Deferred income taxes	130.4		77.6		–
Funds withheld payable to reinsurers	354.0		–		–
Insurance contract liabilities	3,921.4		–		–
Long term debt	216.7		31.9		36.1

	4,707.9		257.4		46.9
Non-controlling interests	46.6		353.8		21.2
Purchase consideration	1,656.6		363.9		124.2

	6,411.1		975.1		192.3

(1)
Included $549.7 of subsidiary cash and cash equivalents, of which $89.4 was restricted.

(2)
Comprised of $154.3 of goodwill and $592.1 of intangible assets (primarily Lloyd's participation rights of $416.2).

(3)
Comprised of $129.3 of goodwill and $716.9 of intangible assets (primarily brand names of $699.9).

(4)
Fairfax's economic interest in NCML was 20.7% as a result of acquiring NCML through 28.1%-owned Fairfax India.

(5)
Included $20.5 of subsidiary cash and cash equivalents.

(6)
Comprised of $65.2 of goodwill and $0.1 of intangible assets.

Brit contributed revenue of $846.7 and a net loss of $14.9 to the company's consolidated financial results for the year ended December 31, 2015. Had Brit been acquired on January 1, 2015, the company's pro-forma consolidated revenue and net earnings would have been $10,273.1 and $678.4 respectively for the year ended December 31, 2015.

Year ended December 31, 2014

Acquisition of Pethealth Inc.

On November 14, 2014 the company acquired all of the outstanding common shares, preferred shares and employee share options of Pethealth Inc. ("Pethealth") for cash consideration of $88.7 (Cdn$100.4). The goodwill and intangible assets associated with Pethealth's marketing of pet medical insurance were allocated to the Crum & Forster ($90.9, comprised of $39.4 of goodwill, $47.3 of customer relationships and $4.2 of computer software) and Northbridge ($17.3, comprised of $8.3 of goodwill, $8.0 of customer relationships and $1.0 of computer software) reporting segments since Crum & Forster and Northbridge were to become Pethealth's ongoing insurance carriers. Pethealth's residual assets and liabilities and results of operations were consolidated in the Other reporting segment. Pethealth is headquartered in Canada and provides pet medical insurance, related management software and pet-related database management services in North America and the United Kingdom.

Acquisition of Sterling Holiday Resorts (India) Limited

During the first half of 2014 Thomas Cook India acquired a 41.9% ownership interest in Sterling Holiday Resorts (India) Limited ("Sterling Resorts") for cash purchase consideration of $57.4 (3.5 billion Indian rupees), and classified its investment as an associate. On September 3, 2014 Thomas Cook India increased its ownership interest to 55.1% by acquiring additional common shares of Sterling Resorts for cash consideration of $19.2 (1.2 billion Indian rupees). Having obtained control, Thomas Cook India was required to re-measure its existing ownership interest in Sterling Resorts to fair value as at September 3, 2014, resulting in the recognition of a non-cash gain of $41.2 in net gains on investments in the consolidated statement of earnings, representing the difference between the fair value of the previously held interest in Sterling Resorts and its carrying value under the equity method of accounting. The acquisition of Sterling Resorts was financed internally by subsidiaries of Fairfax. The assets and liabilities and results of operations of Sterling Resorts were consolidated within the Other reporting segment. Goodwill and intangible assets was comprised of $69.2 of goodwill and $0.4 of computer software. Sterling Resorts is engaged in vacation ownership and leisure hospitality and operates a network of resorts in India.

Acquisition of Praktiker Hellas Commercial Societe Anonyme

On June 5, 2014 Fairfax completed the acquisition of a 100% interest in Praktiker Hellas Commercial Societe Anonyme ("Praktiker") for cash purchase consideration of $28.6 (€21.0). The assets and liabilities and results of operations of Praktiker were consolidated in the Other reporting segment. Praktiker is one of the largest home improvement and do-it-yourself goods retailers in Greece, operating 14 stores.

Acquisition of PT Batavia Mitratama Insurance

On May 21, 2014 Fairfax Asia completed the acquisition of an 80.0% interest in PT Batavia Mitratama Insurance (subsequently renamed PT Fairfax Insurance Indonesia ("Fairfax Indonesia")) for cash purchase consideration of $8.5 (98.2 billion Indonesian rupees). Subsequent to the acquisition, Fairfax Asia contributed an additional $12.9 to Fairfax Indonesia (maintaining its 80.0% interest) to support business expansion. The assets and liabilities and results of operations of Fairfax Indonesia were consolidated in the Fairfax Asia reporting segment. Fairfax Indonesia is headquartered in Jakarta, Indonesia and underwrites general insurance, specializing in automobile coverage in Indonesia.

Acquisition of Keg Restaurants Ltd.

On February 4, 2014 the company completed the acquisition of 51.0% of the outstanding common shares of Keg Restaurants Ltd. ("The Keg") for cash purchase consideration of $76.7 (Cdn$85.0). The assets and liabilities and results of operations of The Keg were consolidated in the Other reporting segment. Goodwill and intangible assets was comprised of $65.4 of goodwill and $0.1 of computer software. The Keg franchises, owns and operates a network of premium dining restaurants across Canada and in select locations in the United States.

The identifiable assets acquired and liabilities assumed in connection with the Pethealth, Sterling Resorts and The Keg acquisitions are summarized in the table below.

	Pethealth		Sterling Resorts		The Keg
Acquisition date	November 14, 2014		September 3, 2014		February 4, 2014
Percentage of common shares acquired	100.0%		55.1%	(3)	51.0%
Assets:
Portfolio investments(1)	10.7		19.1		126.0
Goodwill and intangible assets	108.2	(2)	69.6	(4)	65.5
Other assets	7.7		176.3		78.9

	126.6		265.0		270.4

Liabilities:
Accounts payable and accrued liabilities	19.9		52.8		76.7
Deferred income taxes	18.0	(2)	17.0		20.1
Long term debt	–		2.1		86.1

	37.9		71.9		182.9
Non-controlling interests	–		74.1		10.8
Purchase consideration	88.7		119.0		76.7

	126.6		265.0		270.4

(1)
Included in the carrying value of the acquired portfolio investments of Pethealth, Sterling Resorts and The Keg were $10.7, $0.5 and $24.8 respectively of subsidiary cash and cash equivalents.

(2)
Goodwill and intangible assets and the related deferred income taxes arising on the acquisition of Pethealth were allocated to Crum & Forster ($90.9 and $18.0 respectively) and Northbridge ($17.3 and $2.4 respectively) in the company's segment reporting (note 25).

(3)
Fairfax's economic interest in Sterling Resorts was 40.2% as a result of acquiring Sterling Resorts through 73.0%-owned Thomas Cook India.

(4)
Partially comprised of additional non-cash purchase consideration of $41.2 arising on the re-measurement to fair value of the previously held equity accounted interest.

24.  Financial Risk Management

Overview

The primary goals of the company's financial risk management are to ensure that the outcomes of activities involving elements of risk are consistent with the company's objectives and risk tolerance, while maintaining an appropriate balance between risk and reward and protecting the company's consolidated balance sheet from events that have the potential to materially impair its financial strength. The company's exposure to potential loss from its insurance and reinsurance operations and investment activities primarily relates to underwriting risk, credit risk, liquidity risk and various market risks. Balancing risk and reward is achieved through identifying risk appropriately, aligning risk tolerances with business strategy, diversifying risk, pricing appropriately for risk, mitigating risk through preventive controls and transferring risk to third parties. There were no significant changes in the types of the company's risk exposures or the processes used by the company for managing those risk exposures at December 31, 2015 compared to those identified at December 31, 2014, except as discussed below.

Financial risk management objectives are achieved through a two tiered system, with detailed risk management processes and procedures at the company's primary operating subsidiaries and its investment management subsidiary combined with the analysis of the company-wide aggregation and accumulation of risks at the holding company level. In addition, although the company and its operating subsidiaries have designated Chief Risk Officers, the company regards each Chief Executive Officer as the chief risk officer of his or her company: each Chief Executive Officer is the individual ultimately responsible for risk management for his or her company and its subsidiaries.

The company's designated Chief Risk Officer reports on risk considerations to Fairfax's Executive Committee and provides a quarterly report to the Board of Directors on the key risk exposures. The company's management, in consultation with the designated Chief Risk Officer, approves certain policies for overall risk management, as well as policies addressing specific areas such as investments, underwriting, catastrophe risk and reinsurance. The company's Investment Committee approves policies for the management of market risk (including currency risk, interest rate risk and other price risk) and the use of derivative and non-derivative financial instruments, and monitors to ensure compliance with relevant regulatory guidelines and requirements. A discussion of the risks of the business (the risk factors and the management of those risks) is an agenda item for every regularly scheduled meeting of the Board of Directors.

Underwriting Risk

Underwriting risk is the risk that the total cost of claims, claims adjustment expenses and premium acquisition expenses will exceed premiums received and can arise as a result of numerous factors, including pricing risk, reserving risk and catastrophe risk. There were no significant changes to the company's exposure to underwriting risk or the framework used to monitor, evaluate and manage underwriting risk at December 31, 2015 compared to December 31, 2014. The foregoing statement recognizes the acquisition of Brit during the second quarter of 2015, whose underwriting risk profile is largely consistent with that of the company.

Principal lines of business

The company's principal lines of business and the significant insurance risks inherent therein are as follows:

  •
  Property, which insures against losses to property from (among other things) fire, explosion, natural perils (for example earthquake, windstorm and flood), terrorism and engineering problems (for example, boiler explosion, machinery breakdown and construction defects). Specific types of property risks underwritten by the company include automobile, commercial and personal property and crop;

  •
  Casualty, which insures against accidents (including workers' compensation and automobile) and also includes employers' liability, accident and health, medical malpractice, and umbrella coverage;

  •
  Specialty, which insures against marine, aerospace and surety risk, and other miscellaneous risks and liabilities that are not identified above; and

  •
  Reinsurance which includes, but is not limited to, property, casualty and liability exposures.

An analysis of revenue by line of business is included in note 25.

The table below shows the company's concentration of risk by region and line of business based on gross premiums written prior to giving effect to ceded reinsurance premiums. The company's exposure to general insurance risk varies by geographic region and may change over time. Premiums ceded to reinsurers (including retrocessions) in 2015 by line of business amounted to $379.3 for property (2014 – $400.1), $512.2 for casualty (2014 – $539.1) and $243.8 for specialty (2014 – $218.9).

	Canada		United States		Asia(1)		International(2)		Total
For the years ended December 31	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Property	579.4	560.9	1,250.4	1,173.5	413.2	405.7	503.6	448.5	2,746.6	2,588.6
Casualty	489.5	516.0	3,547.5	2,805.9	288.6	268.0	536.9	490.0	4,862.5	4,079.9
Specialty	112.6	113.1	371.8	211.0	284.3	247.8	278.0	219.5	1,046.7	791.4

Total	1,181.5	1,190.0	5,169.7	4,190.4	986.1	921.5	1,318.5	1,158.0	8,655.8	7,459.9

Insurance	1,095.3	1,120.7	4,060.4	3,426.0	494.6	404.3	535.0	371.9	6,185.3	5,322.9
Reinsurance	86.2	69.3	1,109.3	764.4	491.5	517.2	783.5	786.1	2,470.5	2,137.0

	1,181.5	1,190.0	5,169.7	4,190.4	986.1	921.5	1,318.5	1,158.0	8,655.8	7,459.9

(1)
The Asia geographic segment comprises countries located throughout Asia including China, India, the Middle East, Sri Lanka, Malaysia, Singapore, Indonesia and Thailand.

(2)
The International geographic segment comprises Australia and countries located in Africa, Europe and South America.

Pricing Risk

Pricing risk arises because actual claims experience can differ adversely from the assumptions included in pricing calculations. Historically the underwriting results of the property and casualty industry have fluctuated significantly due to the cyclicality of the insurance market. The market cycle is affected by the frequency and severity of losses, levels of capacity and demand, general economic conditions and competition on rates and terms of coverage. The operating companies focus on profitable underwriting using a combination of experienced underwriting and actuarial staff, pricing models and price adequacy monitoring tools.

Reserving Risk

Reserving risk arises because actual claims experience can differ adversely from the assumptions included in setting reserves, in large part due to the length of time between the occurrence of a loss, the reporting of the loss to the insurer and the ultimate resolution of the claim. The degree of uncertainty will vary by line of business according to the characteristics of the insured risks and the cost of a claim will be determined by the actual loss suffered by the policyholder. Claims provisions reflect expectations of the ultimate cost of resolution and administration of claims based on an assessment of facts and circumstances then known, a review of historical settlement patterns, estimates of trends in claims severity and frequency, legal theories of liability and other factors.

The time required to learn of and settle claims is often referred to as the "tail" and is an important consideration in establishing the company's reserves. Short-tail claims are those for which losses are normally reported soon after the incident and are generally settled within months following the reported incident. This would include, for example, most property, automobile and marine and aerospace damage. Long-tail claims are considered by the company to be those that often take three years or more to develop and settle, such as asbestos, environmental pollution, workers' compensation and product liability. Information concerning the loss event and ultimate cost of a long-tail claim may not be readily available, making the reserving analysis of long-tail lines of business more difficult and subject to greater uncertainties than for short-tail lines of business. In the extreme cases of long-tail claims like those involving asbestos and environmental pollution, it may take upwards of 40 years to settle. The company employs specialized techniques to determine such provisions using the extensive knowledge of both internal and external asbestos and environmental pollution experts and legal advisors.

The establishment of provisions for losses and loss adjustment expenses is an inherently uncertain process that can be affected by internal factors such as the inherent risk in estimating loss development patterns based on historical data that may not be representative of future loss payment patterns; assumptions built on industry loss ratios or industry benchmark development patterns that may not reflect actual experience; and the intrinsic risk as to the homogeneity of the underlying data used in carrying out the reserve analyses; and external factors such as trends relating to jury awards; economic inflation; medical inflation; worldwide economic conditions; tort reforms; court interpretations of coverage; the regulatory environment; underlying policy pricing; claims handling procedures; inclusion of exposures not contemplated at the time of policy inception; and significant changes in severity or frequency of losses relative to historical trends. Due to the amount of time between the occurrence of a loss, the actual reporting of the loss and the ultimate payment for the loss, provisions may ultimately develop differently from the actuarial assumptions made when initially estimating the provision for claims.

The company has exposures to risks in each line of business that may develop adversely and that could have a material impact upon the company's financial position. The insurance risk diversity within the company's portfolio of issued policies makes it difficult to predict whether material prior year reserve development will occur and, if it does occur, the location and the timing of such an occurrence.

Catastrophe Risk

Catastrophe risk arises because property and casualty insurance companies may be exposed to large losses arising from man-made or natural catastrophes that could result in significant underwriting losses. As the company does not establish reserves for catastrophes in advance of the occurrence of such events, these events may cause volatility in the levels of incurred losses and reserves, subject to the effects of reinsurance recoveries. This volatility may also be contingent upon political and legal developments after the occurrence of the event. The company evaluates potential catastrophic events and assesses the probability of occurrence and magnitude of these events predominantly through probable maximum loss ("PML") modeling techniques and through the aggregation of limits exposed. A wide range of events are simulated using the company's proprietary and commercial models, including single large events and multiple events spanning the numerous geographic regions in which the company operates.

Each of the operating companies has developed and applies strict underwriting guidelines for the amount of catastrophe exposure it may assume as a standalone entity for any one risk and location. Those guidelines are regularly monitored and updated by the operating companies. Each of the operating companies also manages catastrophe exposure by diversifying risk across geographic regions, catastrophe types and other lines of business, factoring in levels of reinsurance protection, adjusting the amount of business written based on capital levels and adhering to risk tolerances. The company's head office aggregates catastrophe exposure company-wide and continually monitors the group exposure. The independent exposure limits for each entity in the group are aggregated to produce an exposure limit for the group as there is currently no model capable of simultaneously projecting the magnitude and probability of loss in all geographic regions in which the company operates. Currently the company's objective is to limit its company-wide catastrophe loss exposure such that one year's aggregate pre-tax net catastrophe losses would not exceed one year's normalized net earnings before income taxes. The company takes a long term view and generally considers a 15% return on common shareholders' equity, adjusted to a pre-tax basis, to be representative of one year's normalized net earnings. The modeled probability of aggregate catastrophe losses in any one year exceeding this amount is generally more than once in every 250 years.

Management of Underwriting Risk

To manage its exposure to underwriting risk, and the pricing, reserving and catastrophe risks contained therein, the company's operating companies have established limits for underwriting authority and the requirement for specific approvals for transactions involving new products or for transactions involving existing products which exceed certain limits of size or complexity. The company's objective of operating with a prudent and stable underwriting philosophy with sound reserving is also achieved through establishment of goals, delegation of authorities, financial monitoring, underwriting reviews and remedial actions to facilitate continuous improvement. The company's provision for claims is reviewed separately by, and must be acceptable to, internal actuaries at each operating company, the Chief Risk Officer at Fairfax and one or more independent actuaries. The company also purchases reinsurance protection for risks assumed when it is considered prudent and cost effective to do so, at the operating company level for specific exposures and, if needed, at the holding company level for aggregate exposures. Steps are taken to actively reduce the volume of insurance and reinsurance underwritten on particular types of risks when the company desires to reduce its direct exposure due to inadequate pricing.

As part of its overall risk management strategy, the company cedes insurance risk through proportional, non-proportional and facultative reinsurance treaties. With proportional reinsurance, the reinsurer shares a pro rata portion of the company's losses and premium, whereas with non-proportional reinsurance, the reinsurer assumes payment of the company's loss above a specified retention, subject to a limit. Facultative reinsurance is the reinsurance of individual risks as agreed by the company and the reinsurer. The company follows the policy of underwriting and reinsuring contracts of insurance and reinsurance which, depending on the type of contract, generally limits the liability of the individual insurance and reinsurance subsidiaries on any policy to a maximum amount on any one loss. Reinsurance decisions are made by the subsidiaries to reduce and spread the risk of loss on insurance and reinsurance written, to limit multiple claims arising from a single occurrence and to protect capital resources. The amount of reinsurance purchased can vary among subsidiaries depending on the lines of business written, their respective capital resources and prevailing or expected market conditions. Reinsurance is generally placed on an excess of loss basis and written in several layers, the purpose of which is to limit the amount of one risk to a maximum amount acceptable to the company and to protect from losses on multiple risks arising from a single occurrence. This type of reinsurance includes what is generally referred to as catastrophe reinsurance. The company's reinsurance does not, however, relieve the company of its primary obligation to the policyholder.

The majority of reinsurance contracts purchased by the company provide coverage for a one year term and are negotiated annually. The ability of the company to obtain reinsurance on terms and prices consistent with historical results reflects, among other factors, recent loss experience of the company and of the industry in general. Currently there exists excess capital within the reinsurance market due to favourable operating results of reinsurers and alternative forms of reinsurance capacity entering the market. As a result, the market has become very competitive with pricing remaining flat and in some cases decreasing. Further compounding these effects has been the relatively benign level of catastrophe losses for reinsurers in the United States over the last number of years. The company will remain opportunistic in its use of reinsurance, balancing capital requirements and the cost of reinsurance.

Credit Risk

Credit risk is the risk of loss resulting from the failure of a counterparty to honour its financial obligations to the company. Credit risk arises predominantly with respect to cash and short term investments, investments in debt instruments, insurance contract receivables, recoverable from reinsurers and receivable from counterparties to derivative contracts (primarily total return swaps and CPI-linked derivatives). There were no significant changes to the company's exposure to credit risk (except as set out in the discussion which follows) or the framework used to monitor, evaluate and manage credit risk at December 31, 2015 compared to December 31, 2014.

The company's aggregate gross credit risk exposure at December 31, 2015 (without taking into account amounts held by the company as collateral) was comprised as follows:

	December 31, 2015	December 31, 2014
Cash and short term investments	7,375.9	6,293.3
Bonds:
U.S., U.K., German, and Canadian sovereign government	3,242.9	2,408.2
Other sovereign government	1,379.1	1,261.0
Canadian provincials	198.8	217.1
U.S. states and municipalities	6,646.2	6,998.2
Corporate and other	2,071.3	1,534.8
Receivable from counterparties to derivative contracts	561.6	514.9
Insurance contract receivables	2,546.5	1,931.7
Recoverable from reinsurers	3,890.9	3,982.1
Other assets	930.8	664.9

Total gross credit risk exposure	28,844.0	25,806.2

The company had income taxes refundable of $97.9 at December 31, 2015 (December 31, 2014 – $51.1).

Cash and Short Term Investments

The company's cash and short term investments (including at the holding company) are held at major financial institutions in the jurisdictions in which the company operates. At December 31, 2015, 86.3% of these balances were held in Canadian and U.S. financial institutions, 5.5% in European financial institutions and 8.2% in other foreign financial institutions (December 31, 2014 – 89.0%, 3.4% and 7.6% respectively). The company monitors risks associated with cash and short term investments by regularly reviewing the financial strength and creditworthiness of these financial institutions and more frequently during periods of economic volatility. As a result of these reviews, the company may transfer balances from financial institutions where it perceives heightened credit risk to other institutions considered to be more stable.

Investments in Debt Instruments

The company's risk management strategy for debt instruments is to invest primarily in high credit quality issuers and to limit the amount of credit exposure with respect to any one corporate issuer. While the company reviews third party credit ratings, it also carries out its own analysis and does not delegate the credit decision to rating agencies. The company endeavours to limit credit exposure by monitoring fixed income portfolio limits on individual corporate issuers and limits based on credit quality and may, from time to time, initiate positions in certain types of derivatives to further mitigate credit risk exposure.

At December 31, 2015 the company's bond investments subject to credit risk had a fair value of $10,220.3 (December 31, 2014 – $9,978.9), representing 35.2% (December 31, 2014 – 38.1%) of the total investment portfolio (comprising bonds included in other sovereign government rated A/A or lower and all bonds included in Canadian provincials, U.S. states and municipalities and corporate and other). Other sovereign government bonds included Greek bonds purchased at deep discounts to par of $151.4 (December 31, 2014 – $178.6) that were rated below investment grade. At December 31, 2015 and 2014, the company did not own any bonds issued by Ireland, Italy, Portugal or Spain. The company considers its investment of $3,318.0 in sovereign bonds rated AA/Aa or higher (primarily sovereign bonds issued by the U.S., U.K., German and Canadian governments (including $2,699.7

(December 31, 2014 – $2,094.2) of U.S. treasury bonds), representing 11.4% (December 31, 2014 – 9.3%) of the total investment portfolio, to present only a nominal risk of default. The company's exposure to credit risk from its investment in debt instruments remained substantially unchanged at December 31, 2015 compared to December 31, 2014 notwithstanding the consolidation of Brit's bond portfolio and Fairfax India's purchases of permitted investments in India from the net proceeds of its share offerings during 2015. There were no other significant changes to the company's framework used to monitor, evaluate and manage credit risk of investments in debt instruments at December 31, 2015 compared to December 31, 2014.

The composition of the company's fixed income portfolio classified according to the higher of each security's respective S&P and Moody's issuer credit rating is presented in the table that follows:

	December 31, 2015			December 31, 2014
Issuer Credit Rating	Amortized cost	Carrying value	%	Amortized cost	Carrying value	%
AAA/Aaa	3,562.5	3,587.9	26.5	2,402.4	2,636.2	21.2
AA/Aa	5,100.6	6,125.8	45.3	5,266.0	6,419.2	51.8
A/A	566.4	647.6	4.8	839.8	956.4	7.7
BBB/Baa	1,288.6	1,368.9	10.1	994.5	1,097.4	8.8
BB/Ba	318.0	272.5	2.0	35.1	51.8	0.4
B/B	26.9	26.3	0.2	359.7	178.6	1.4
Lower than B/B and unrated	1,549.3	1,509.3	11.1	879.5	1,079.7	8.7

Total	12,412.3	13,538.3	100.0	10,777.0	12,419.3	100.0

There were no significant changes to the composition of the company's fixed income portfolio classified according to the higher of each security's respective S&P and Moody's issuer credit rating at December 31, 2015 compared to December 31, 2014, notwithstanding the modest increase in the categories rated BBB/Baa and lower. At December 31, 2015, 86.7% (December 31, 2014 – 89.5%) of the fixed income portfolio carrying value was rated investment grade or better, with 71.8% (December 31, 2014 – 73.0%) being rated AA or better (primarily consisting of government obligations). The increase in bonds rated BBB/Baa reflected Fairfax India's purchase of investments in India from the net proceeds of its share offerings. The increase in bonds rated BB/Ba reflected a credit rating downgrade on certain of the company's tax exempt and taxable U.S. municipal bonds (in the A/A category at December 31, 2014). The increase in bonds rated lower than B/B and unrated reflected the credit rating downgrade of the company's Greek bonds (in the B/B category at December 31, 2014) and Fairfax India's purchase of investments in India from the net proceeds of its share offerings.

At December 31, 2015 holdings of fixed income securities in the ten issuers (excluding U.S., Canadian, U.K. and German sovereign government bonds) to which the company had the greatest exposure totaled $4,701.6 (December 31, 2014 – $4,829.7), which represented approximately 16.2% (December 31, 2014 – 18.4%) of the total investment portfolio. Exposure to the largest single issuer of corporate bonds at December 31, 2015 was $547.6 (December 31, 2014 – $653.3), which represented approximately 1.9% (December 31, 2014 – 2.5%) of the total investment portfolio.

The consolidated investment portfolio included $6.6 billion at December 31, 2015 (December 31, 2014 – $7.0 billion) of U.S. state and municipal bonds (approximately $4.9 billion tax-exempt, $1.7 billion taxable), a large portion of which were purchased during 2008 within subsidiary investment portfolios. At December 31, 2015 approximately $3.7 billion (December 31, 2014 – $3.9 billion) of those U.S. state and municipal bonds are insured by Berkshire Hathaway Assurance Corp. for the payment of interest and principal in the event of issuer default, and are therefore all rated AA or better.

Counterparties to Derivative Contracts

Counterparty risk arises from the company's derivative contracts primarily in three ways: first, a counterparty may be unable to honour its obligation under a derivative contract and there may be insufficient collateral pledged in favour of the company to support that obligation; second, collateral deposited by the company to a counterparty as a prerequisite for entering into certain derivative contracts (also known as initial margin) may be at risk should the counterparty face financial difficulty; and third, excess collateral pledged in favour of a counterparty may be at risk should the counterparty face financial difficulty (counterparties may hold excess collateral as a result of the timing of the settlement of the amount of collateral required to be pledged based on the fair value of a derivative contract).

The company endeavours to limit counterparty risk through diligent selection of counterparties to its derivative contracts and through the terms of negotiated agreements. Pursuant to these agreements, counterparties are contractually required to deposit eligible collateral in collateral accounts (subject to certain minimum thresholds) for the benefit of the company based on the then daily fair value of the derivative contracts. The company's exposure to risk associated with providing initial margin is mitigated where possible through the use of segregated third party custodian accounts whereby counterparties are permitted to take control of the collateral only in the event of default by the company.

Agreements negotiated with counterparties provide for a single net settlement of all financial instruments covered by the agreement in the event of default by the counterparty, thereby permitting obligations owed by the company to a counterparty to be offset to the extent of the aggregate amount receivable by the company from that counterparty (the "net settlement arrangements"). The following table sets out the company's credit risk related to derivative contract counterparties, assuming all such counterparties are simultaneously in default:

	December 31, 2015	December 31, 2014
Total derivative assets(1)	561.6	514.9
Impact of net settlement arrangements	(61.1)	(110.0)
Fair value of collateral deposited for the benefit of the company(2)	(285.2)	(171.1)
Excess collateral pledged by the company in favour of counterparties	39.3	137.1
Initial margin not held in segregated third party custodian accounts	59.8	61.8

Net derivative counterparty exposure after net settlement and collateral arrangements	314.4	432.7

(1)
Excludes equity warrants and equity call options which are not subject to counterparty risk.

(2)
Excludes $8.1 (December 31, 2014 – $21.2) of excess collateral pledged by counterparties.

Collateral deposited for the benefit of the company at December 31, 2015 consisted of cash and government securities of $28.7 and $264.6 respectively (December 31, 2014 – $27.8 and $164.5 respectively). The company had not exercised its right to sell or repledge collateral at December 31, 2015.

Recoverable from Reinsurers

Credit risk on the company's recoverable from reinsurers balance existed at December 31, 2015 to the extent that any reinsurer may be unable or unwilling to reimburse the company under the terms of the relevant reinsurance arrangements. The company is also exposed to the credit risk assumed in fronting arrangements and to potential reinsurance capacity constraints. The company regularly assesses the creditworthiness of reinsurers with whom it transacts business. Internal guidelines generally require reinsurers to have strong A.M. Best ratings and to maintain capital and surplus in excess of $500.0. Where contractually provided for, the company has collateral for outstanding balances in the form of cash, letters of credit, guarantees or assets held in trust accounts. This collateral may be drawn on when amounts remain unpaid beyond contractually specified time periods for each individual reinsurer.

The company's reinsurance security department conducts ongoing detailed assessments of current and potential reinsurers and annual reviews on impaired reinsurers, and provides recommendations for uncollectible reinsurance provisions for the group. The reinsurance security department also collects and maintains individual and group reinsurance exposures aggregated across the group. Most of the reinsurance balances for reinsurers rated B++ and lower or which are not rated were inherited by the company on acquisition of a subsidiary. The company's largest single recoverable from reinsurer (Munich Reinsurance Company) represented 3.2% of shareholders' equity attributable to shareholders of Fairfax at December 31, 2015 (December 31, 2014 – Swiss Re America Corp., 4.4%) and is rated A+ by A.M. Best.

The company's gross exposure to credit risk from counterparties to its reinsurance contracts remained substantially unchanged at December 31, 2015 compared to December 31, 2014. Changes that occurred in the provision for uncollectible reinsurance during the period are disclosed in note 9.

The following table presents the gross recoverable from reinsurers classified according to the financial strength rating of the reinsurers. Pools and associations, shown separately, are generally government or similar insurance funds carrying limited credit risk.

	December 31, 2015			December 31, 2014
A.M. Best Rating (or S&P equivalent)	Gross recoverable from reinsurers	Outstanding balances for which security is held	Net unsecured recoverable from reinsurers	Gross recoverable from reinsurers	Outstanding balances for which security is held	Net unsecured recoverable from reinsurers
A++	422.2	99.7	322.5	463.4	108.3	355.1
A+	1,325.5	163.3	1,162.2	1,425.2	427.3	997.9
A	1,294.8	105.3	1,189.5	1,289.6	133.6	1,156.0
A-	347.7	162.4	185.3	346.4	186.5	159.9
B++	16.9	3.7	13.2	23.3	12.7	10.6
B+	5.9	5.2	0.7	2.1	0.7	1.4
B or lower	17.8	13.6	4.2	28.7	23.8	4.9
Not rated	556.8	163.6	393.2	539.4	104.2	435.2
Pools and associations	90.3	68.4	21.9	68.3	22.2	46.1

	4,077.9	785.2	3,292.7	4,186.4	1,019.3	3,167.1
Provision for uncollectible reinsurance	(187.0)		(187.0)	(204.3)		(204.3)

Recoverable from reinsurers	3,890.9		3,105.7	3,982.1		2,962.8

Liquidity Risk

Liquidity risk is the potential for loss if the company is unable to meet financial commitments in a timely manner at reasonable costs as they fall due. The company's policy is to ensure that sufficient liquid assets are available to meet financial commitments, including liabilities to policyholders and debt holders, dividends on preferred shares and investment commitments. Cash flow analysis is performed regularly at both the holding company and subsidiary company levels to ensure that future cash needs are met or exceeded by cash flows generated from operating companies.

The holding company's known significant commitments for 2016 consist of payment of the $227.8 ($10.00 per share) dividend on common shares (paid January 2016), interest and corporate overhead expenses, preferred share dividends, income tax payments, potential cash outflows related to derivative contracts (described below) and the anticipated acquisition of Eurolife and the additional investment in ICICI Lombard. The net proceeds from an underwritten public offering of 1.0 million subordinate voting shares ($523.5 (Cdn$705.1)), which closed on March 2, 2016, will be used to finance the acquisition of Eurolife and the additional investment in ICICI Lombard (see notes 16 and 23).

The net proceeds from underwritten public offerings (described in more detail in notes 15 and 16) of 1.15 million subordinate voting shares ($575.9), 9.2 million Series M preferred shares ($179.0) and Cdn$350.0 of 4.95% Fairfax senior notes due 2025 ($275.7), all of which closed on March 3, 2015, were used to finance the acquisition of Brit. The company used the residual proceeds from the private debt offering completed on August 13, 2014 of $300.0 principal amount of 4.875% senior notes due August 13, 2024 to fund the repayment, upon maturity, of the Fairfax ($82.4) and OdysseyRe ($125.0) unsecured senior notes on October 1, 2015 and May 1, 2015 respectively.

The company believes that holding company cash and investments, net of holding company short sale and derivative obligations at December 31, 2015 of $1,275.9 provides adequate liquidity to meet the holding company's known obligations in 2016. The holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries, investment income on its holdings of cash and investments, and dividends from its insurance and reinsurance subsidiaries. To further augment its liquidity, the holding company can draw upon its $1.0 billion unsecured revolving credit facility (described in note 15).

The liquidity requirements of the insurance and reinsurance subsidiaries principally relate to the liabilities associated with underwriting, operating costs and expenses, the payment of dividends to the holding company, contributions to their subsidiaries, payment of principal and interest on their outstanding debt obligations, income tax payments and certain derivative obligations (described below). Liabilities associated with underwriting include the payment of claims and direct commissions. Historically, the insurance and reinsurance subsidiaries have used cash inflows from operating activities (primarily the collection of premiums and reinsurance commissions) and investment activities (primarily repayments of principal on debt investments, sales of investment securities and investment income) to fund their liquidity requirements. The insurance and reinsurance subsidiaries may also receive cash inflows from financing activities (primarily distributions received from their subsidiaries).

The company's insurance and reinsurance subsidiaries (and the holding company on a consolidated basis) focus on the stress that could be placed on liquidity requirements as a result of severe disruption or volatility in the capital markets or extreme catastrophe activity or the combination of both. The insurance and reinsurance subsidiaries maintain investment strategies intended to provide adequate funds to pay claims or withstand disruption or volatility in the capital markets without forced sales of investments. The insurance and reinsurance subsidiaries hold highly liquid, high quality short-term investment securities and other liquid investment grade fixed maturity securities to fund anticipated claim payments, operating expenses and commitments related to investments. At December 31, 2015 portfolio investments net of short sale and derivative obligations totaled $27.7 billion. These portfolio investments may include investments in inactively traded corporate debentures, preferred stocks, common stocks and limited partnership interests that are relatively illiquid. At December 31, 2015 these asset classes represented approximately 7.4% (December 31, 2014 – 7.6%) of the carrying value of the insurance and reinsurance subsidiaries' portfolio investments.

The insurance and reinsurance subsidiaries and the holding company may experience cash inflows or outflows (which at times could be significant) related to their derivative contracts, including collateral requirements and cash settlements of market value movements of total return swaps which have occurred since the most recent reset date. During 2015 the insurance and reinsurance subsidiaries and the holding company received net cash of $225.4 (2014 – paid net cash of $194.2) and $34.9 (2014 – paid net cash of $113.4) respectively, in connection with long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements). The insurance and reinsurance subsidiaries typically fund such obligations from cash provided by operating activities (and may fund such obligations from sales of equity-related investments, the market value of which will generally vary inversely with the market value of short equity and equity index total return swaps). The holding company typically funds any such obligations from holding company cash and investments and its additional sources of liquidity as discussed above.

The following tables set out the maturity profile of the company's financial liabilities based on the expected undiscounted cash flows from the end of the year to the contractual maturity date or the settlement date:

	December 31, 2015
	Less than 3 months	3 months to 1 year	1 – 3 years	3 – 5 years	More than 5 years	Total
Accounts payable and accrued liabilities(1)	1,129.2	459.0	335.6	104.1	82.9	2,110.8
Funds withheld payable to reinsurers	101.0	190.0	22.1	6.8	2.9	322.8
Provision for losses and loss adjustment expenses	1,397.5	3,870.2	5,725.2	3,444.7	5,378.8	19,816.4
Long term debt – principal	11.6	117.3	353.9	511.4	2,366.8	3,361.0
Long term debt – interest	38.9	166.7	382.3	319.5	631.6	1,539.0

	2,678.2	4,803.2	6,819.1	4,386.5	8,463.0	27,150.0

	December 31, 2014
	Less than 3 months	3 months to 1 year	1 – 3 years	3 – 5 years	More than 5 years	Total
Accounts payable and accrued liabilities(1)	844.6	338.8	233.2	101.5	48.2	1,566.3
Funds withheld payable to reinsurers(2)	1.3	50.8	78.6	8.2	2.2	141.1
Provision for losses and loss adjustment expenses	1,064.3	3,231.3	5,462.7	3,658.1	4,332.7	17,749.1
Long term debt – principal	9.9	244.4	175.2	494.7	2,270.1	3,194.3
Long term debt – interest	36.5	172.2	371.1	328.3	589.3	1,497.4

	1,956.6	4,037.5	6,320.8	4,590.8	7,242.5	24,148.2

(1)
Excludes pension and post retirement liabilities, ceded deferred premium acquisition costs and accrued interest. Operating lease commitments are described in note 22.

(2)
Excludes $320.4 at December 31, 2014 relating to Crum & Forster which will be settled net of reinsurance recoverables resulting in no cash outflow.

The timing of loss payments is not fixed and represents the company's best estimate. The payment obligations which are due beyond one year in accounts payable and accrued liabilities primarily relate to certain payables to brokers and reinsurers not expected to be settled in the short term. At December 31, 2015 the company had income taxes payable of $85.8 (December 31, 2014 – $118.3).

The following table provides a maturity profile of the company's short sale and derivative obligations based on the expected undiscounted cash flows from the end of the year to the contractual maturity date or the settlement date:

	December 31, 2015			December 31, 2014
	Less than 3 months	3 months to 1 year	Total	Less than 3 months	3 months to 1 year	Total
Equity index total return swaps – short positions	–	–	–	97.2	–	97.2
Equity total return swaps – short positions	9.3	–	9.3	36.5	–	36.5
Equity total return swaps – long positions	9.5	–	9.5	15.9	–	15.9
Foreign exchange forward contracts	53.9	20.2	74.1	4.0	1.3	5.3
Other derivative contracts	–	–	–	5.9	–	5.9

	72.7	20.2	92.9	159.5	1.3	160.8

Market Risk

Market risk (comprised of foreign currency risk, interest rate risk and other price risk) is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The company is exposed to market risk principally in its investing activities but also in its underwriting activities to the extent that those activities expose the company to foreign currency risk. The company's investment portfolios are managed with a long term, value-oriented investment philosophy emphasizing downside protection. The company has policies to limit and monitor its individual issuer exposures and aggregate equity exposure at the subsidiary level and in total at the holding company level. The following is a discussion of the company's primary market risk exposures and how those exposures are managed.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Typically, as interest rates rise, the fair value of fixed income investments decline and, conversely, as interest rates decline, the fair value of fixed income investments rise. In each case, the longer the maturity of the financial instrument, the greater the consequence of a change in interest rates. The company's interest rate risk management strategy is to position its fixed income portfolio based on its view of future interest rates and the yield curve, balanced with liquidity requirements. The company may reposition the portfolio in response to changes in the interest rate environment. At December 31, 2015 the company's investment portfolio included fixed income securities with a fair value of $13.5 billion which are subject to interest rate risk.

Notwithstanding the consolidation of Brit's bond portfolio and Fairfax India's purchase of investments in India from the net proceeds of its share offerings during 2015, the company's exposure to interest rate risk did not change significantly during 2015 compared to 2014. There were no significant changes to the company's framework used to monitor, evaluate and manage interest rate risk at December 31, 2015 compared to December 31, 2014.

Movements in the term structure of interest rates affect the level and timing of recognition in earnings of gains and losses on fixed income securities held. Generally, the company's investment income may be reduced during sustained periods of lower interest rates as higher yielding fixed income securities are called, mature, or are sold and the proceeds are reinvested at lower rates. During periods of rising interest rates, the market value of the company's existing fixed income securities will generally decrease and gains on fixed income securities will likely be reduced. Losses are likely to be incurred following significant increases in interest rates. General economic conditions, political conditions and many other factors can also adversely affect the bond markets and, consequently, the value of fixed income securities held. These risks are monitored by the company's senior portfolio managers and CEO, and taken into consideration when managing the consolidated bond portfolio.

The table below displays the potential impact of changes in interest rates on the company's fixed income portfolio based on parallel 200 basis point shifts up and down, in 100 basis point increments. This analysis was performed on each individual security to determine the hypothetical effect on net earnings.

	December 31, 2015			December 31, 2014
	Fair value of fixed income portfolio	Hypothetical $ change effect on net earnings	Hypothetical % change in fair value	Fair value of fixed income portfolio	Hypothetical $ change effect on net earnings	Hypothetical % change in fair value
Change in interest rates
200 basis point increase	11,560.9	(1,380.2)	(14.6)	10,517.6	(1,290.4)	(15.3)
100 basis point increase	12,467.2	(747.8)	(7.9)	11,393.1	(696.5)	(8.3)
No change	13,538.3	–	–	12,419.3	–	–
100 basis point decrease	14,867.4	927.7	9.8	13,668.7	847.2	10.1
200 basis point decrease	16,480.6	2,053.3	21.7	15,214.3	1,894.8	22.5

Certain shortcomings are inherent in the method of analysis presented above. Computations of the prospective effects of hypothetical interest rate changes are based on numerous assumptions, including the maintenance of the level and composition of fixed income securities at the indicated date, and should not be relied on as indicative of future results. Actual values may differ from the projections presented should market conditions vary from assumptions used in the calculation of the fair value of individual securities; such variations may include non-parallel shifts in the term structure of interest rates and changes in individual issuer credit spreads.

Market Price Fluctuations

Market price fluctuation is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or foreign currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or other factors affecting all similar financial instruments in the market. Changes to the company's exposure to equity price risk through its equity and equity-related holdings at December 31, 2015 compared to December 31, 2014 are described below.

The company holds significant investments in equity and equity-related instruments. The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term or on disposition. The company has economically hedged its equity and equity-related holdings (comprised of common stocks, convertible preferred stocks, convertible bonds, non-insurance investments in associates and equity-related derivatives) against a potential significant decline in equity markets by way of short positions effected through equity and equity index total return swaps (including short positions in certain equity indexes (Russell 2000 index, S&P/TSX 60 index and other equity indexes, collectively the "indexes") and individual equities) and equity index put options (S&P 500). The company's equity hedges are structured to provide a return which is inverse to changes in the fair values of the indexes and certain individual equities.

At December 31, 2015 equity hedges with a notional amount of $5,894.8 (December 31, 2014 – $6,856.9) represented 88.1% (December 31, 2014 – 89.6%) of the fair value of the company's equity and equity-related holdings of $6,687.4 (December 31, 2014 – $7,651.7). The modest decrease in the hedge ratio principally resulted from closing out short positions in certain individual equities and equity index total return swaps, partially offset by unrealized depreciation of equity and equity-related holdings due to significant market declines and the impact of the strengthening of the U.S. dollar on holdings denominated in the euro and Canadian dollar during 2015. Subsequent to December 31, 2015 the company added approximately $952.6 notional amount to its short positions in equity and equity index total return swaps, increasing its equity hedge ratio to approximately 100% based on the fair value of its equity and equity-related holdings at December 31, 2015. During 2015 the company's equity and equity-related holdings after equity hedges produced net gains of $76.8 (2014 – $347.4).

One risk of a hedging strategy (sometimes referred to as basis risk) is the risk that the fair value or cash flows of derivative instruments applied as economic hedges will not experience changes in exactly the opposite directions from those of the underlying hedged exposure. This imperfect correlation between the derivative instrument and underlying hedged exposure creates the potential for excess gains or losses in a hedging strategy. In the context of the company's equity hedges, the company expects that there may be periods when the notional amount of the equity hedges may exceed or be deficient relative to the company's equity price risk exposure as a result of the timing of opportunities to exit and enter hedges at attractive prices, decisions by the company to hedge an amount less than the company's full equity exposure or, as a result of any non-correlated performance of the equity hedges relative to the equity and equity-related holdings (basis risk).

The company's risk management objective when selecting a hedging instrument (including its equity index total return swaps) is to economically protect capital over potentially long periods of time and especially during periods of market turbulence. The company regularly monitors the prospective and retrospective effectiveness of its equity hedging program. Based on its historical observation, the company believes that its hedges of its equity and equity-related holdings will be effective in the medium to long term and especially in the event of a significant market correction. However, due to the lack of a perfect correlation between the hedging instruments and the hedged exposures, combined with other market uncertainties, it is not possible to predict the future impact of the company's hedging program related to equity risk. In the future, the company may manage the net exposure to its equity and equity-related holdings by adjusting the notional amounts of its equity hedges upwards or downwards.

The following table summarizes the effect of the equity hedges and the equity and equity-related holdings on the company's financial position as at December 31, 2015 and 2014 and results of operations for the years then ended:

	December 31, 2015		December 31, 2014		Year ended December 31, 2015	Year ended December 31, 2014
	Exposure/ Notional amount	Carrying value	Exposure/ Notional amount	Carrying value	Pre-tax earnings (loss)	Pre-tax earnings (loss)
Equity exposures:
Common stocks(1)	4,472.3	4,472.3	4,938.3	4,938.3	(670.5)	266.9
Preferred stocks – convertible	82.8	82.8	329.8	329.8	(22.5)	(114.3)
Bonds – convertible	701.5	701.5	773.3	773.3	(119.2)	203.4
Investments in associates and subsidiary(2)(3)	1,280.6	1,406.5	1,397.2	1,178.1	235.5	53.6
Derivatives and other invested assets:
Equity total return swaps – long positions	149.4	(8.6)	177.9	(15.9)	(36.0)	46.5
Equity warrants and call options	0.8	0.8	35.2	35.2	187.7	85.8

Total equity and equity related holdings	6,687.4	6,655.3	7,651.7	7,238.8	(425.0)	541.9

Hedging instruments:
Derivatives and other invested assets:
Equity total return swaps – short positions	(1,491.7)	60.3	(1,965.1)	61.2	170.7	(5.5)
Equity index total return swaps – short positions	(4,403.1)	134.0	(4,891.8)	(67.4)	338.3	(189.0)
Equity index put options(4)	–	13.1	–	–	(7.2)	–

	(5,894.8)	207.4	(6,856.9)	(6.2)	501.8	(194.5)

Net exposure and financial effects	792.6		794.8		76.8	347.4

(1)
The company excludes other funds that are invested principally in fixed income securities (carrying value of $1,094.0 at December 31, 2015 (December 31, 2014 – nil)) when measuring its equity and equity-related exposure.

(2)
Excludes the company's insurance and reinsurance investments in associates which are considered long term strategic holdings. See note 6 for details.

(3)
During the second quarter of 2015 the company sold its investment in Ridley and recognized a net realized gain of $236.4. See note 23 for details.

(4)
As the S&P 500 put options are currently out-of-the-money, the company does not consider the notional amount in its calculation of the equity hedge ratio.

The tables that follow illustrate the potential impact on net earnings of various combinations of changes in fair value of the company's equity and equity-related holdings and simultaneous changes in global equity markets at December 31, 2015 and 2014. The analysis assumes variations ranging from 5% to 10% which the company believes to be reasonably possible based on analysis of the return on various equity indexes and management's knowledge of global equity markets.

Scenarios 1 and 2 illustrate the potential impact of a 10% change in the fair value of the company's equity and equity-related holdings while global equity markets also change by 10%. Scenarios 3 and 4 illustrate the potential impact of imperfect correlation between the company's equity and equity-related holdings and global equity markets (hedging basis risk) whereby the company's equity and equity-related holdings decrease by 10% and 5% respectively, while global equity markets remain unchanged. Scenarios 5 and 6 further illustrate hedging basis risk whereby global equity markets increase by 5% and 10% respectively, while the fair value of the company's equity and equity-related holdings remain unchanged. Certain shortcomings are inherent in the method of analysis presented as the analysis assumes that all variables, with the exception of those described in each scenario, are held constant.

December 31, 2015

	Scenario
	1	2	3	4	5	6
Change in the company's equity and equity-related holdings	+10%	-10%	-10%	-5%	–	–
Change in global equity markets	+10%	-10%	–	–	+5%	+10%
Equity and equity-related holdings	488.6	(512.2)	(512.2)	(261.2)	–	–
Equity hedges	(589.5)	589.5	–	–	(294.8)	(589.5)

Pre-tax impact on net earnings	(100.9)	77.3	(512.2)	(261.2)	(294.8)	(589.5)

After-tax impact on net earnings	(77.7)	60.6	(369.1)	(188.1)	(214.9)	(429.7)

December 31, 2014

	Scenario
	1	2	3	4	5	6
Change in the company's equity and equity-related holdings	+10%	-10%	-10%	-5%	–	–
Change in global equity markets	+10%	-10%	–	–	+5%	+10%
Equity and equity-related holdings	576.7	(629.5)	(629.5)	(298.7)	–	–
Equity hedges	(685.7)	685.7	–	–	(342.8)	(685.7)

Pre-tax impact on net earnings	(109.0)	56.2	(629.5)	(298.7)	(342.8)	(685.7)

After-tax impact on net earnings	(89.0)	49.5	(456.5)	(216.4)	(253.0)	(506.0)

From an economic perspective, the company believes it is appropriate to include the fair value of $1,280.6 (December 31, 2014 – $1,397.2) of its non-insurance investments in associates (see note 6) as a component of its equity and equity-related holdings when measuring the effectiveness of its equity hedges. Changes in the fair value of the company's equity and equity-related holdings (except for investments in associates) are reflected in the company's net earnings as the majority of the company's equity investments are classified as FVTPL. Accordingly, the changes in fair value of non-insurance investments in associates have been excluded from each of the scenarios presented above as any change in the fair value of an investment in associate is generally recognized in the company's consolidated financial reporting only upon ultimate disposition of the associate.

At December 31, 2015 the company's exposure to the ten largest issuers of common stock owned in the investment portfolio was $2,572.9, which represented 8.9% of the total investment portfolio (December 31, 2014 – $3,020.9, 11.5%). The exposure to the largest single issuer of common stock held at December 31, 2015 was $425.1, which represented 1.5% of the total investment portfolio (December 31, 2014 – $700.0, 2.7%).

Risk of Decreasing Price Levels

The risk of decreases in the general price level of goods and services is the potential for negative impacts on the consolidated balance sheet (including the company's equity and equity-related holdings and fixed income investments in non-sovereign debt) and the consolidated statement of earnings. Among their effects on the economy, decreasing price levels typically result in decreased consumption, restriction of credit, shrinking output and investment and numerous bankruptcies.

The company has purchased derivative contracts referenced to consumer price indexes ("CPI") in the geographic regions in which it operates to serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. At December 31, 2015 these contracts have a remaining weighted average life of 6.6 years (December 31, 2014 – 7.4 years), a notional amount of $109.4 billion (December 31, 2014 – $111.8 billion) and a fair value of $272.6 (December 31, 2014 -$238.4). As the average remaining life of a contract declines, the fair value of the contract (excluding the impact of CPI changes) will generally decline. The company's maximum potential loss on any contract is limited to the original cost of that contract.

During 2015 the company purchased $2,907.3 (2014 – $35,954.2) notional amount of CPI-linked derivative contracts at a cost of $14.6 (2014 – $120.6) and paid additional premiums of $4.8 (2014 – nil) to increase the strike prices of certain CPI-linked derivative contracts (primarily the European CPI-linked derivatives). The company's CPI-linked derivative contracts produced net unrealized gains of $35.7 in 2015 (2014 – $17.7).

The CPI-linked derivative contracts are extremely volatile with the result that their market value and liquidity may vary dramatically either up or down in short periods and their ultimate value will therefore only be known upon their disposition or settlement. The company's purchase of these derivative contracts is consistent with its capital management framework designed to protect its capital in the long term. Due to the uncertainty of the market conditions which may exist many years into the future, it is not possible to predict the future impact of this aspect of the company's risk management program.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or cash flows of a financial instrument or another asset will fluctuate because of changes in exchange rates and as a result, could produce an adverse effect on earnings and equity when measured in a company's functional currency. The company is exposed to foreign currency risk through transactions conducted in currencies other than the U.S. dollar, and also through its investments in associates and net investment in subsidiaries that have a functional currency other than the U.S. dollar. Long and short foreign exchange forward contracts primarily denominated in the euro, the British pound sterling and the Canadian dollar are used to manage foreign currency exposure on foreign currency denominated transactions. Foreign currency denominated liabilities may be used to manage the company's foreign currency exposures to net investments in foreign operations having a functional currency other than the U.S. dollar. The company's exposure to foreign currency risk was not significantly different at December 31, 2015 compared to December 31, 2014 except for the increased exposure to Indian rupees at December 31, 2015 resulting primarily from Fairfax India's purchase of investments in India during 2015 from the net proceeds of its share offerings. The foregoing statement recognizes the acquisition of Brit during the second quarter of 2015, whose operating entities primarily have a U.S. dollar functional currency.

The company's foreign currency risk management objective is to mitigate the impact of foreign currency rate fluctuations on total equity, notwithstanding the company's exposure to the Indian rupee resulting from its investment in Fairfax India. At the consolidated level the company accumulates, and matches, all significant asset and liability foreign currency exposures, thereby identifying any net unmatched positions, whether long or short. The company may then take action to cure an unmatched position through the acquisition of a derivative contract or the purchase or sale of investments denominated in the exposed currency.

A portion of the company's premiums are written in foreign currencies and a portion of the company's loss reserves are denominated in foreign currencies. Moreover, a portion of the company's cash and investments are held in currencies other than the U.S. dollar. In general, the company manages foreign currency risk on liabilities by investing in financial instruments and other assets denominated in the same currency as the liabilities to which they relate. The company also monitors the exposure of invested assets to foreign currency risk and limits these amounts as deemed necessary. The company may nevertheless, from time to time, experience gains or losses resulting from fluctuations in the values of these foreign currencies, which may favourably or adversely affect operating results.

At December 31, 2015 the company had designated the carrying value of Cdn$1,525.0 principal amount of its Canadian dollar denominated unsecured senior notes with a fair value of $1,240.9 (December 31, 2014 – principal amount of Cdn$1,525.0 with a fair value of $1,488.7) as a hedge of its net investment in its Canadian subsidiaries for financial reporting. In 2015 the company recognized pre-tax gains of $218.8 (2014 – $118.7) related to foreign currency movements on the unsecured senior notes in gains on hedge of net investment in Canadian subsidiaries in the consolidated statement of comprehensive income.

The pre-tax foreign exchange effect on certain line items in the company's consolidated financial statements for the years ended December 31 follows:

	2015	2014
Net gains (losses) on investments
Investing activities	(27.6)	(154.5)
Underwriting activities	82.1	53.5
Foreign currency forward contracts	58.0	204.4

Foreign currency net gains included in pre-tax earnings	112.5	103.4

The table below shows the approximate effect of a 5% appreciation of the U.S. dollar against each of the Canadian dollar, euro, British pound sterling, Indian rupee and all other currencies, respectively, on pre-tax earnings (loss), net earnings (loss), pre-tax other comprehensive income (loss) and other comprehensive income (loss). Certain shortcomings are inherent in the method of analysis presented, including the assumption that the 5% appreciation of the U.S. dollar occurred with all other variables held constant.

	Canadian dollar		Euro		British pound sterling		Indian rupee		All other currencies		Total
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Pre-tax earnings (loss)	23.9	4.1	(25.5)	(2.0)	27.5	7.6	(42.5)	(52.5)	37.2	71.7	20.6	28.9
Net earnings (loss)	16.4	1.5	(17.7)	(4.3)	20.5	4.8	(29.3)	(38.2)	25.4	41.6	15.3	5.4
Pre-tax other comprehensive income (loss)	(61.3)	(29.6)	7.6	7.2	(36.8)	(43.6)	(79.7)	(25.1)	(42.4)	(38.4)	(212.6)	(129.5)
Other comprehensive income (loss)	(61.2)	(25.9)	12.7	1.3	(35.9)	(35.7)	(77.5)	(24.2)	(41.7)	(37.7)	(203.6)	(122.2)

The hypothetical impact in 2015 of the foreign currency movements on pre-tax earnings (loss) in the table above principally related to:

  Canadian dollar:    Foreign exchange forward contracts which are economic hedges of operational exposure at OdysseyRe and the translation of Canadian dollar denominated Fairfax senior notes not included as part of the hedge of net investment in Canadian subsidiaries.

  Euro:    Net assets (principally portfolio investments) at Brit and OdysseyRe.

  British pound sterling:    Net liabilities (principally insurance contract liabilities) at Brit and OdysseyRe.

  Indian rupee:    Portfolio investments held broadly across the consolidated group.

  All other currencies:    U.S. dollar denominated portfolio investments held in entities where the functional currency is other than the U.S. dollar (specifically at OdysseyRe's Paris branch and Newline syndicate).

The hypothetical impact in 2015 of the foreign currency movements on pre-tax other comprehensive income (loss) in the table above principally related to:

  Canadian dollar:    Translation of the net investments in Northbridge and the Canadian subsidiaries within the Other reporting segment, partially offset by the impact of the hedge of net investment in Canadian subsidiaries.

  Euro:    Net liabilities at OdysseyRe (Paris branch), partially offset by investments in associates (Grivalia Properties and certain KWF LPs).

  British pound sterling:    Net investments in Newline (OdysseyRe) and RiverStone Insurance (Runoff).

  Indian rupee:    Net investments in Fairfax India and Thomas Cook India, and an investment in associate (ICICI Lombard).

  All other currencies:    Net investments in First Capital (Singapore dollar) and Pacific Insurance (Malaysian ringgit), and an investment in associate (Gulf Insurance, Kuwaiti dinar).

Capital Management

The company's capital management framework is designed to protect, in the following order, its policyholders, its bondholders and its preferred shareholders and then finally to optimize returns to common shareholders. Effective capital management includes measures designed to maintain capital above minimum regulatory levels, above levels required to satisfy issuer credit ratings and financial strength ratings requirements, and above internally determined and calculated risk management levels. Total capital at December 31, 2015, comprising total debt, shareholders' equity attributable to shareholders of Fairfax and non-controlling interests, was $15,370.4 compared to $12,922.8 at December 31, 2014. The company manages its capital based on the following financial measurements and ratios to provide an indication of the company's ability to issue and service debt without impacting the operating companies or their portfolio investments:

	December 31, 2015		December 31, 2014
Holding company cash and investments (net of short sale and derivative obligations)	1,275.9		1,212.7

Long term debt – holding company borrowings	2,599.0		2,656.5
Long term debt – insurance and reinsurance companies	468.5		385.9
Long term debt – non-insurance companies	284.0		136.6

Total debt	3,351.5		3,179.0

Net debt	2,075.6		1,966.3

Common shareholders' equity	8,952.5		8,361.0
Preferred stock	1,334.9		1,164.7
Non-controlling interests	1,731.5		218.1

Total equity	12,018.9		9,743.8

Net debt/total equity	17.3%		20.2%
Net debt/net total capital(1)	14.7%		16.8%
Total debt/total capital(2)	21.8%		24.6%
Interest coverage(3)	3.9	x	12.3	x
Interest and preferred share dividend distribution coverage(4)	2.9	x	9.0	x
(1)
Net total capital is calculated by the company as the sum of total equity and net debt.

(2)
Total capital is calculated by the company as the sum of total equity and total debt.

(3)
Interest coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense.

(4)
Interest and preferred share dividend distribution coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense and preferred share dividend distributions adjusted to a before tax equivalent at the company's Canadian statutory income tax rate.

On March 3, 2015 the company completed three underwritten public offerings to finance the Brit acquisition ($575.9 from the issuance of 1.15 million subordinate voting shares, $275.7 from the issuance of Cdn$350.0 principal amount of 4.95% unsecured senior notes due March 3, 2025 and $179.0 from the issuance of 9.2 million Series M preferred shares).

During 2014 the company completed a private debt offering of $300.0 principal amount of 4.875% senior notes due August 13, 2024 for net proceeds of $294.2. Those net proceeds were used to fund the redemptions of $50.0 principal amount of OdysseyRe Series B unsecured senior notes and $25.0 principal amount of American Safety trust preferred securities in 2014 and to fund the repayment, upon maturity, of the Fairfax ($82.4) and OdysseyRe ($125.0) unsecured senior notes on October 1, 2015 and May 1, 2015 respectively.

The company's capital management objectives include maintaining sufficient liquid resources at the holding company to be able to pay interest on debt, dividends to preferred shareholders and all other holding company obligations. Accordingly, the company monitors its interest and preferred share dividend distribution coverage ratio calculated as described in footnote 4 of the table above.

In the United States, the National Association of Insurance Commissioners ("NAIC") has developed a model law and risk-based capital ("RBC") formula designed to help regulators identify property and casualty insurers that may be inadequately capitalized. Under the NAIC's requirements, an insurer must maintain total capital and surplus above a calculated threshold or face varying levels of regulatory action. The threshold is based on a formula that attempts to quantify the risk of a company's insurance, investment and other business activities. At December 31, 2015 and 2014 Crum & Forster, Zenith National, OdysseyRe and U.S. runoff subsidiaries had capital and surplus in excess of the regulatory minimum requirement of two times the authorized control level.

In Canada, property and casualty companies are regulated by the Office of the Superintendent of Financial Institutions on the basis of a minimum supervisory target of 150% of a minimum capital test ("MCT") formula. At December 31, 2015 and 2014 Northbridge's subsidiaries had a weighted average MCT ratio well in excess of the 150% minimum supervisory target.

The Lloyd's market is subject to the solvency and capital adequacy requirements of the Prudential Regulatory Authority in the U.K. The capital requirements of Brit are based on the output of an internal model which reflects the risk profile of the business. At December 31, 2015 Brit's available capital consisted of net tangible assets (total assets less any intangible assets and all liabilities), subordinated debt and contingent funding in the form of letters of credit and amounted to $1,495.5. This represented a surplus of $329.5 over the management capital requirements (capital required for business strategy and regulatory requirements), compared to Brit's minimum surplus of $185.0.

In countries other than the U.S. and Canada where the company operates (the United Kingdom, Barbados, Singapore, Malaysia, Sri Lanka, Hong Kong, Poland, Brazil, Indonesia and other jurisdictions), the company met or exceeded the applicable regulatory capital requirements at December 31, 2015.

25.  Segmented Information

The company identifies its operating segments by operating company, consistent with its management structure. Certain of the operating segments have been aggregated into reporting segments, with reporting segments categorized by type of business as described below. The accounting policies of the reporting segments are the same as those described in note 3. Transfer prices for inter-segment transactions are set at arm's length. Geographic premiums are determined based on the domicile of the various subsidiaries and where the primary underlying risk of the business resides.

Insurance and Reinsurance

Northbridge – A national commercial property and casualty insurer in Canada providing property and casualty insurance products through its Northbridge Insurance and Federated subsidiaries.

OdysseyRe – A U.S.-based reinsurer that provides a full range of property and casualty products on a worldwide basis, and that underwrites specialty insurance, primarily in the U.S. and in the U.K., both directly and through the Lloyd's market in London.

Crum & Forster – A national commercial property and casualty insurer in the U.S. writing a broad range of commercial coverages. Its subsidiaries, Seneca Insurance and First Mercury, provide property and casualty insurance to small businesses and certain specialty coverages.

Zenith National – An insurer primarily engaged in workers' compensation business in the U.S.

Brit – A market-leading global Lloyd's of London specialty insurer and reinsurer, acquired on June 5, 2015.

Fairfax Asia – This reporting segment includes the company's operations that underwrite insurance and reinsurance coverages in Singapore (First Capital), Hong Kong (Falcon), Malaysia (Pacific Insurance), Indonesia (Fairfax Indonesia), and Sri Lanka (Union Assurance, acquired on January 1, 2015). Fairfax Asia also includes the company's equity accounted interests in Mumbai-based ICICI Lombard (25.6%), Vietnam-based BIC Insurance (35.0%) and Thailand-based Falcon Thailand (40.5%).

Insurance and Reinsurance – Other – This reporting segment is comprised of Group Re, Advent, Polish Re and Fairfax Brasil. Group Re primarily constitutes the participation of CRC Re and Wentworth (both based in Barbados) in the reinsurance of Fairfax's subsidiaries by quota share or through participation in those subsidiaries' third party reinsurance programs on the same terms as third party reinsurers. Group Re also writes third party business. Advent is a specialty property reinsurance and insurance company operating through Syndicate 780 at Lloyd's. Polish Re underwrites reinsurance in Central and Eastern Europe. Fairfax Brasil writes commercial property and casualty insurance in Brazil.

Runoff

The Runoff reporting segment principally comprises RiverStone (UK), Syndicate 3500, RiverStone Insurance and the U.S. runoff company formed on the merger of TIG Insurance and International Insurance Company combined with Old Lyme, Clearwater Insurance, Commonwealth Insurance Company of America and American Safety.

Other

The Other reporting segment is comprised of the company's non-insurance operations, including Cara (acquired on April 10, 2015), The Keg, Praktiker, Sporting Life, William Ashley, Pethealth, Thomas Cook India, Quess (formerly known as IKYA), Sterling Resorts, Fairfax India (since its initial public offering on January 30, 2015) and NCML (acquired on August 19, 2015 by Fairfax India). Ridley was de-consolidated from the company's financial reporting upon its sale on June 18, 2015.

Corporate and Other

Corporate and Other includes the parent entity (Fairfax Financial Holdings Limited), its subsidiary intermediate holding companies and Hamblin Watsa, an investment management company.

In the fourth quarter of 2014, Fairfax centralized the ownership of wholly-owned OdysseyRe under a single intermediate holding company in the U.S. (the "OdysseyRe reorganization"). Prior to the OdysseyRe reorganization, OdysseyRe was owned by Crum & Forster (8.1%), Runoff (TIG Insurance) (20.1%) and Fairfax (71.8%, through various U.S. intermediate holding companies). The OdysseyRe reorganization had no effect on Fairfax's consolidated financial reporting.

The OdysseyRe reorganization was principally comprised of the following transactions: OdysseyRe redeemed the investment of Crum & Forster in it and portions of the investments of Runoff and Fairfax in it in exchange for cash and unaffiliated marketable securities with fair values of $367.5, $510.1 and $12.8 respectively. The remainder of Runoff's investment in OdysseyRe (fair value of $380.7) was distributed to Fairfax as a dividend-in-kind. Crum & Forster and Runoff remitted to Fairfax a portion of the redemption proceeds received from OdysseyRe (Crum & Forster paid a dividend of $150.0 and Runoff made an intercompany advance of $350.0), from which Fairfax made a capital contribution to OdysseyRe of $400.0.

Pre-tax Income (Loss) by Reporting Segment

Pre-tax income (loss) by reporting segment for the years ended December 31 was as follows:

2015

	Insurance and Reinsurance
												Eliminations and adjustments
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit(1)	Fairfax Asia	Other	Operating companies	Runoff	Other	Corporate and Other		Consolidated
Gross premiums written
External	1,058.2	2,381.5	1,854.3	797.6	1,080.7	617.7	541.1	8,331.1	324.7	–	–	–	8,655.8
Intercompany	1.4	22.5	41.8	–	6.8	3.2	93.6	169.3	56.5	–	–	(225.8)	–

	1,059.6	2,404.0	1,896.1	797.6	1,087.5	620.9	634.7	8,500.4	381.2	–	–	(225.8)	8,655.8

Net premiums written	887.0	2,095.0	1,659.4	785.4	946.4	275.9	489.8	7,138.9	381.6	–	–	–	7,520.5

Net premiums earned
External	938.0	2,212.0	1,504.0	768.1	890.7	336.9	396.1	7,045.8	325.2	–	–	–	7,371.0
Intercompany	(63.3)	(7.9)	18.0	(1.7)	1.8	(49.9)	46.6	(56.4)	56.4	–	–	–	–

	874.7	2,204.1	1,522.0	766.4	892.5	287.0	442.7	6,989.4	381.6	–	–	–	7,371.0
Underwriting expenses	(803.3)	(1,867.2)	(1,486.6)	(632.0)	(847.1)	(252.2)	(396.5)	(6,284.9)	(553.7)	–	–	–	(6,838.6)

Underwriting profit (loss)	71.4	336.9	35.4	134.4	45.4	34.8	46.2	704.5	(172.1)	–	–	–	532.4

Interest income	31.5	161.5	52.6	27.8	23.4	26.2	28.4	351.4	78.3	44.7	(17.3)	–	457.1
Dividends	13.2	21.0	7.0	3.4	13.2	4.9	2.4	65.1	6.7	7.5	0.8	–	80.1
Investment expenses	(13.4)	(22.0)	(12.3)	(7.4)	(8.7)	(2.8)	(11.0)	(77.6)	(13.7)	(6.5)	(1.4)	74.2	(25.0)

Interest and dividends	31.3	160.5	47.3	23.8	27.9	28.3	19.8	338.9	71.3	45.7	(17.9)	74.2	512.2

Share of profit of associates	11.0	61.3	19.5	25.1	1.6	12.7	6.9	138.1	26.7	1.7	6.4	–	172.9

Other
Revenue	–	–	–	–	–	–	–	–	–	1,783.5	–	–	1,783.5
Expenses	–	–	–	–	–	–	–	–	–	(1,703.1)	–	–	(1,703.1)

	–	–	–	–	–	–	–	–	–	80.4	–	–	80.4

Operating income (loss)	113.7	558.7	102.2	183.3	74.9	75.8	72.9	1,181.5	(74.1)	127.8	(11.5)	74.2	1,297.9
Net gains (losses) on investments	131.9	(267.2)	(105.6)	(58.8)	(75.3)	(24.5)	(68.4)	(467.9)	(138.5)	6.5	340.7	–	(259.2)
Interest expense	–	(5.5)	(1.4)	(3.3)	(9.8)	–	(4.1)	(24.1)	–	(16.1)	(178.8)		(219.0)
Corporate overhead	(11.0)	(27.1)	(19.5)	(9.4)	(16.4)	(0.1)	0.4	(83.1)	–	–	(37.9)	(74.2)	(195.2)

Pre-tax income (loss)	234.6	258.9	(24.3)	111.8	(26.6)	51.2	0.8	606.4	(212.6)	118.2	112.5	–	624.5
Income taxes													17.5

Net earnings													642.0

Attributable to:
Shareholders of Fairfax													567.7
Non-controlling interests													74.3

													642.0

(1)
Brit is included in the company's financial reporting with effect from June 5, 2015.

2014

	Insurance and Reinsurance
											Eliminations and adjustments
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Fairfax Asia	Other	Operating companies	Runoff	Other	Corporate and Other		Consolidated
Gross premiums written
External	1,107.3	2,704.1	1,696.1	733.0	567.9	487.6	7,296.0	163.9	–	–	–	7,459.9
Intercompany	2.0	35.4	3.4	–	(4.4)	65.7	102.1	–	–	–	(102.1)	–

	1,109.3	2,739.5	1,699.5	733.0	563.5	553.3	7,398.1	163.9	–	–	(102.1)	7,459.9

Net premiums written	967.1	2,393.8	1,346.3	720.9	280.1	413.9	6,122.1	179.7	–	–	–	6,301.8

Net premiums earned
External	951.3	2,347.2	1,316.7	715.5	306.7	341.2	5,978.6	237.6	–	–	–	6,216.2
Intercompany	(9.0)	9.4	(10.2)	(1.2)	(34.5)	51.5	6.0	(6.0)	–	–	–	–

	942.3	2,356.6	1,306.5	714.3	272.2	392.7	5,984.6	231.6	–	–	–	6,216.2
Underwriting expenses	(899.6)	(1,996.2)	(1,304.0)	(624.8)	(236.0)	(372.0)	(5,432.6)	(383.1)	–	–	–	(5,815.7)

Underwriting profit (loss)	42.7	360.4	2.5	89.5	36.2	20.7	552.0	(151.5)	–	–	–	400.5

Interest income	22.5	161.5	41.0	26.6	20.9	27.1	299.6	74.5	–	(23.8)	–	350.3
Dividends	17.4	26.8	5.6	2.3	5.0	3.6	60.7	5.8	7.2	6.5	–	80.2
Investment expenses	(17.7)	(32.7)	(13.7)	(7.6)	(3.6)	(12.0)	(87.3)	(15.1)	–	(3.4)	79.1	(26.7)

Interest and dividends	22.2	155.6	32.9	21.3	22.3	18.7	273.0	65.2	7.2	(20.7)	79.1	403.8

Share of profit (loss) of associates	10.3	26.6	6.2	0.8	38.2	8.3	90.4	(2.2)	3.1	14.4	–	105.7

Other
Revenue	–	–	–	–	–	–	–	–	1,556.0	–	–	1,556.0
Expenses	–	–	–	–	–	–	–	–	(1,488.7)	–	–	(1,488.7)

	–	–	–	–	–	–	–	–	67.3	–	–	67.3

Operating income (loss)	75.2	542.6	41.6	111.6	96.7	47.7	915.4	(88.5)	77.6	(6.3)	79.1	977.3
Net gains (losses) on investments(1)	213.1	579.3	632.1	106.8	(19.3)	135.8	1,647.8	771.0	43.1	29.7	(755.4)	1,736.2
Loss on repurchase of long term debt	–	–	–	–	–	–	–	(3.5)	–	(0.1)	–	(3.6)
Interest expense	–	(12.7)	(1.4)	(3.3)	–	(4.2)	(21.6)	(1.0)	(12.3)	(171.4)	–	(206.3)
Corporate overhead	(12.2)	(27.5)	(31.6)	(8.8)	(0.1)	(0.4)	(80.6)	–	–	(6.0)	(79.1)	(165.7)

Pre-tax income (loss)	276.1	1,081.7	640.7	206.3	77.3	178.9	2,461.0	678.0	108.4	(154.1)	(755.4)	2,337.9
Income taxes												(673.3)

Net earnings												1,664.6

Attributable to:
Shareholders of Fairfax												1,633.2
Non-controlling interests												31.4

												1,664.6

(1)
Net gains (losses) on investments at Crum & Forster, Runoff and Corporate and Other included a gain on redemption of the investment in OdysseyRe of $310.8, $406.1 and $38.5 respectively, all of which were eliminated on consolidation.

Investments in Associates, Additions to Goodwill, Segment Assets and Segment Liabilities

Investments in associates, additions to goodwill, segment assets and segment liabilities by reporting segment as at and for the years ended December 31 were as follows:

	Investments in associates		Additions to goodwill		Segment assets		Segment liabilities
	2015	2014	2015	2014	2015	2014	2015	2014
Insurance and Reinsurance
Northbridge	193.2	164.7	–	8.3	4,057.0	4,670.6	2,564.6	3,106.2
OdysseyRe	307.2	519.8	10.5	11.8	10,618.5	11,100.7	6,511.4	7,088.1
Crum & Forster	163.9	95.7	31.8	44.3	6,155.2	6,425.6	4,401.2	4,649.9
Zenith National	105.4	60.5	–	–	2,730.6	2,737.2	1,646.5	1,678.0
Brit(1)	96.3	–	154.3	–	6,347.4	–	4,677.8	–
Fairfax Asia	213.9	163.6	13.7	4.1	2,051.7	1,868.7	1,338.8	1,207.8
Other	89.2	107.4	–	–	2,238.5	2,371.4	1,515.5	1,559.4

Operating companies	1,169.1	1,111.7	210.3	68.5	34,198.9	29,174.2	22,655.8	19,289.4
Runoff	310.0	275.5	–	–	6,468.0	6,963.7	4,473.9	4,899.0
Other	204.0	17.9	255.3	152.4	3,449.1	1,376.4	1,168.3	700.7
Corporate and Other and eliminations and adjustments	249.8	212.6	–	–	(2,587.0)	(1,383.1)	1,212.1	1,498.3

Consolidated	1,932.9	1,617.7	465.6	220.9	41,529.0	36,131.2	29,510.1	26,387.4

(1)
Brit is included in the company's financial reporting with effect from June 5, 2015.

Product Line

Net premiums earned by product line for the years ended December 31 was as follows:

	Property		Casualty		Specialty		Total
	2015	2014	2015	2014	2015	2014	2015	2014
Net premiums earned – Insurance and Reinsurance
Northbridge	376.4	405.0	412.9	443.8	85.4	93.5	874.7	942.3
OdysseyRe	1,232.6	1,317.9	759.3	811.8	212.2	226.9	2,204.1	2,356.6
Crum & Forster	213.2	184.6	1,222.5	1,052.8	86.3	69.1	1,522.0	1,306.5
Zenith National	24.9	20.3	741.5	694.0	–	–	766.4	714.3
Brit(1)	253.9	–	429.6	–	209.0	–	892.5	–
Fairfax Asia	46.4	25.6	179.0	186.8	61.6	59.8	287.0	272.2
Other	198.0	171.5	131.3	119.4	113.4	101.8	442.7	392.7

Operating companies	2,345.4	2,124.9	3,876.1	3,308.6	767.9	551.1	6,989.4	5,984.6
Runoff	0.4	2.6	381.2	224.5	–	4.5	381.6	231.6

Consolidated net premiums earned	2,345.8	2,127.5	4,257.3	3,533.1	767.9	555.6	7,371.0	6,216.2
Interest and dividends							512.2	403.8
Share of profit of associates							172.9	105.7
Net gains (losses) on investments							(259.2)	1,736.2
Other							1,783.5	1,556.0

Consolidated revenue							9,580.4	10,017.9

Allocation of net premiums earned	31.8%	34.2%	57.8%	56.9%	10.4%	8.9%
(1)
Brit is included in the company's financial reporting with effect from June 5, 2015.

Geographic Region

Net premiums earned by geographic region for the years ended December 31 was as follows:

	Canada		United States		Asia(1)		International(2)		Total
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Net premiums earned – Insurance and Reinsurance
Northbridge	866.2	933.0	8.5	9.2	–	–	–	0.1	874.7	942.3
OdysseyRe	91.3	96.3	1,311.6	1,346.5	255.3	281.4	545.9	632.4	2,204.1	2,356.6
Crum & Forster	–	–	1,521.8	1,306.3	–	–	0.2	0.2	1,522.0	1,306.5
Zenith National	–	–	766.4	714.3	–	–	–	–	766.4	714.3
Brit(3)	43.8	–	595.6	–	35.8	–	217.3	–	892.5	–
Fairfax Asia	0.1	0.1	0.4	0.3	276.8	261.1	9.7	10.7	287.0	272.2
Other	4.1	8.2	118.5	89.4	113.5	66.7	206.6	228.4	442.7	392.7

Operating companies	1,005.5	1,037.6	4,322.8	3,466.0	681.4	609.2	979.7	871.8	6,989.4	5,984.6
Runoff	56.5	–	318.5	150.1	–	–	6.6	81.5	381.6	231.6

Consolidated net premiums earned	1,062.0	1,037.6	4,641.3	3,616.1	681.4	609.2	986.3	953.3	7,371.0	6,216.2
Interest and dividends									512.2	403.8
Share of profit of associates									172.9	105.7
Net gains (losses) on investments									(259.2)	1,736.2
Other									1,783.5	1,556.0

Consolidated revenue									9,580.4	10,017.9

Allocation of net premiums earned	14.4%	16.7%	63.0%	58.2%	9.2%	9.8%	13.4%	15.3%
(1)
The Asia geographic segment comprises countries located throughout Asia including China, India, the Middle East, Sri Lanka, Malaysia, Singapore, Indonesia and Thailand.

(2)
The International geographic segment comprises Australia and countries located in Africa, Europe and South America.

(3)
Brit is included in the company's financial reporting with effect from June 5, 2015.

26.  Expenses

Losses on claims, net, operating expenses and other expenses for the years ended December 31 were comprised as follows:

	2015	2014
Losses and loss adjustment expenses	4,182.3	3,584.0
Wages and salaries	1,082.3	904.3
Other reporting segment cost of sales	1,009.6	978.3
Employee benefits	259.3	204.1
Depreciation, amortization and impairment charges	133.3	94.2
Operating lease costs	132.2	96.9
Audit, legal and tax professional fees	112.0	99.6
Information technology costs	97.4	79.8
Premium taxes	93.6	93.2
Share-based payments to directors and employees	34.8	36.8
Other reporting segment marketing costs	29.5	20.8
Restructuring costs	3.1	22.1
Loss on repurchase of long term debt (note 15)	–	3.6
Administrative expense and other	390.2	296.1

	7,559.6	6,513.8

27.  Supplementary Cash Flow Information

Cash and cash equivalents were included on the consolidated balance sheets as follows:

	December 31, 2015	December 31, 2014
Holding company cash and investments:
Cash and balances with banks	151.5	93.7
Treasury bills and other eligible bills	70.9	224.0

	222.4	317.7

Subsidiary cash and short term investments:
Cash and balances with banks	1,628.4	1,336.3
Treasury bills and other eligible bills	1,599.3	1,698.2

	3,227.7	3,034.5

Subsidiary assets pledged for short sale and derivative obligations:
Cash and balances with banks	7.7	–

Fairfax India: cash and balances with banks	22.0	–

Cash and cash equivalents included on the consolidated balance sheets	3,479.8	3,352.2

Less: Cash and cash equivalents – restricted(1)
Subsidiary cash and cash equivalents – restricted:
Cash and balances with banks	152.2	122.1
Treasury bills and other eligible bills	202.0	211.4

	354.2	333.5

Cash and cash equivalents included on the consolidated statements of cash flows	3,125.6	3,018.7

(1)
Cash, cash equivalents and bank overdrafts as presented in the consolidated statements of cash flows excludes balances that are restricted. Restricted cash and cash equivalents are comprised primarily of amounts required to be maintained on deposit with various regulatory authorities to support the subsidiaries' insurance and reinsurance operations.

Details of certain cash flows included in the consolidated statements of cash flows for the years ended December 31 were as follows:

		2015	2014
(a)	Net (purchases) sales of securities classified as FVTPL
	Short term investments	(805.7)	918.9
	Bonds	(455.4)	(620.9)
	Preferred stocks	39.8	60.3
	Common stocks	252.5	(527.5)
	Derivatives and short sales	484.5	(420.8)

		(484.3)	(590.0)

(b)	Changes in operating assets and liabilities
	Net decrease in restricted cash and cash equivalents	79.4	4.7
	Provision for losses and loss adjustment expenses	(291.5)	(926.8)
	Provision for unearned premiums	(221.8)	102.1
	Insurance contract receivables	24.7	21.7
	Recoverable from reinsurers	475.2	860.7
	Other receivables	(90.3)	(33.2)
	Funds withheld payable to reinsurers	(150.7)	5.0
	Accounts payable and accrued liabilities	270.0	23.3
	Income taxes payable	(33.2)	27.0
	Other	(118.6)	(13.7)

		(56.8)	70.8

(c)	Net interest and dividends received
	Interest and dividends received	661.0	612.3
	Interest paid	(211.4)	(192.3)

		449.6	420.0

(d)	Net income taxes paid	(259.0)	(52.3)

28.  Related Party Transactions

Compensation for the company's key management team for the years ended December 31 was as follows:

	2015	2014
Salaries and other short-term employee benefits	8.3	10.7
Share-based payments	2.1	1.4

	10.4	12.1

Compensation for the company's Board of Directors for the years ended December 31 was as follows:

	2015	2014
Retainers and fees	0.6	0.8
Share-based payments	0.2	0.1

	0.8	0.9

The compensation presented above is determined in accordance with the company's IFRS accounting policies and may differ from the compensation presented in the company's Management Proxy Circular.

29.  Subsidiaries

During 2015 the company acquired controlling interests in Brit, Union Assurance, Cara and (through Fairfax India) NCML, incorporated Fairfax India and divested its ownership of Ridley Inc. During 2014 the company acquired controlling interests in Pethealth, Praktiker, Fairfax Indonesia, The Keg and (through Thomas Cook India) Sterling Resorts. The foregoing transactions are described in note 23. The company has a number of wholly-owned subsidiaries not presented in the tables below, that are intermediate holding companies of investments in subsidiaries and intercompany balances, all of which are eliminated on consolidation.

December 31, 2015	Domicile	Fairfax's ownership (100% other than as shown below)
Insurance and Reinsurance
Northbridge Financial Corporation (Northbridge)	Canada
Odyssey Re Holdings Corp. (OdysseyRe)	United States
Hudson Insurance Company (Hudson Insurance)	United States
Crum & Forster Holdings Corp. (Crum & Forster)	United States
Zenith National Insurance Corp. (Zenith National)	United States
Brit Limited (Brit)	United Kingdom	70.1%
Advent Capital (Holdings) Ltd. (Advent)	United Kingdom
Polskie Towarzystwo Reasekuracji Spólka Akcyjna (Polish Re)	Poland
Colonnade Insurance S.A. (Colonnade)	Luxembourg
Fairfax Brasil Seguros Corporativos S.A. (Fairfax Brasil)	Brazil
Group Re, which underwrites business in:
CRC Reinsurance Limited (CRC Re)	Barbados
Wentworth Insurance Company Ltd. (Wentworth)	Barbados
Fairfax Asia, which consists of:
Falcon Insurance (Hong Kong) Company Ltd. (Falcon)	Hong Kong
First Capital Insurance Limited (First Capital)	Singapore	97.7%
The Pacific Insurance Berhad (Pacific Insurance)	Malaysia
PT Fairfax Insurance Indonesia (Fairfax Indonesia)	Indonesia	80.0%
Union Assurance General Limited (Union Assurance)	Sri Lanka	78.0%
ICICI Lombard General Insurance Company Limited (ICICI Lombard)(1)	India	25.6%
Runoff
TIG Insurance Company (TIG Insurance)	United States
American Safety Holdings Corp. (American Safety)	United States
Clearwater Insurance Company (Clearwater)	United States
RiverStone Insurance (UK) Limited (RiverStone (UK))	United Kingdom
RiverStone Insurance Limited (RiverStone Insurance)	United Kingdom
RiverStone Managing Agency Limited	United Kingdom
(1)
ICICI Lombard is an equity accounted investment in associate (note 6).

December 31, 2015	Domicile	Fairfax's ownership		Primary business
Other reporting segment
Hamblin Watsa Investment Counsel Ltd. (Hamblin Watsa)	Canada	100.0%		Investment management
Pethealth Inc. (Pethealth)	Canada	100.0%		Pet medical insurance and database services
Restaurants and Retail
Cara Operations Limited (Cara)	Canada	40.5%	(1)	Franchisor, owner and operator of restaurants
Keg Restaurants Ltd. (The Keg)	Canada	51.0%		Owner and operator of premium dining restaurants
Praktiker Hellas Commercial Societe Anonyme (Praktiker)	Greece	100.0%		Retailer of home improvement goods
Sporting Life Inc. (Sporting Life)	Canada	75.0%		Retailer of sporting goods and sports apparel
William Ashley China Corporation (William Ashley)	Canada	100.0%		Retailer of tableware and gifts
India focused
Fairfax India Holdings Limited (Fairfax India) which owns:	Canada	28.1%	(1)	Invests in public and private Indian businesses
88.1% of National Collateral Management Services Limited (NCML)	India	24.8%		Provider of agricultural commodities storage
Thomas Cook (India) Limited (Thomas Cook India) which owns:	India	67.8%		Provider of integrated travel and travel-related financial services
69.6% of Quess Corp Limited (Quess) (formerly IKYA Human Capital Solutions Private Limited)	India	47.2%		Provider of specialized human resources services
100.0% of Sterling Holiday Resorts (India) Limited (Sterling Resorts)	India	67.8%		Owner and operator of holiday resorts
(1)
The company holds multiple voting shares that give it voting rights of 56.9% in Cara and 95.1% in Fairfax India.

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  Exhibit 99.2
Consolidated Financial Statements